Exhibit 99.4

DELIVERING GROWTH

goldcorp

07 ANNUAL REPORT

930E

IN AN ENVIRONMENT OF SURGING GOLD PRICES, 2007 WILL STAND AS THE YEAR GOLDCORP SEIZED OPPORTUNITIES TO STREAMLINE, STRENGTHEN, CONSOLIDATE AND CAPITALIZE. TODAY, WITH RECORD EARNINGS, INDUSTRY-LEADING PRODUCTION GROWTH AND THE WORLD'S RICHEST GOLD MINE, WE ARE WELL POSITIONED TO DELIVER ROCK SOLID GROWTH.

02	FINANCIAL HIGHLIGHTS
04	LETTER TO SHAREHOLDERS
06	OPERATIONS
12	PROJECTS
14	EXPLORATION
16	SAFETY
18	CORPORATE RESPONSIBILITY
24	RESERVES & RESOURCES
26	FINANCIAL REPORT
INSIDE BACK COVER	CORPORATE DIRECTORY

Atlas Copco
107

01 | 2007 GOLDCORP INC.

2007 FINANCIAL HIGHLIGHTS
2007 FINANCIAL HIGHLIGHTS

FINANCIAL (US$ MILLIONS)	2007	2006	(1)	2005	(2)
Revenues	$2,206.8	$1,649.4		$896.4

Earnings from operations	$612.3	$446.7		$405.2

Net earnings	$460.1	$408.3		$285.7

Cash flow from operations (before working capital changes) (3)	$864.7	$707.1		$418.8

Cash and cash equivalents at Dec. 31	$510.8	$526.3		$562.2

Total assets at Dec. 31	$18,952.2	$17,965.9		$4,066.0

OPERATING	2007	2006	(1)	2005	(2)
Gold production (oz)	2,292,600	1,693,300		1,136,300

Cash costs ($/oz)	$163	$33		$22

Gold reserves (moz)	43.38	39.75		14.7

Copper production (000’s lbs)	149,000	148,900		154,900

Copper reserves (mlbs)	1,492	1,607		1,481

Silver production (oz)	17,007,200	14,875,800		10,431,700

Silver reserves (moz)	1,065.1	781.4		45.4

SHAREHOLDERS (US$)	2007	2006	(1)	2005	(2)
Net earnings per share (basic)	$0.65	$0.94		$0.91

Cash flow from operations per share (4)	$0.92	$1.75		$1.48

Dividends ($000’s)	$126,900	$79,100		$151,000

Share price at Dec. 31	$33.93	$28.44		$22.28

Shares outstanding at Dec. 31 (millions)	705	703		340

(1)	Includes operating results of acquired Placer Dome assets from May 12, 2006 and Glamis Gold assets from November 4, 2006.

(2)	Includes 100% of Wheaton River Minerals operating results from February 14, 2005.

(3)	Cash flow from operations before working capital changes is a non-GAAP measure.

(4)	Cash flow from operations per share is a non-GAAP measure.

02 | 2007 GOLDCORP INC.

2007 FINANCIAL HIGHLIGHTS

GOLD PRODUCTION (000'S) (oz)

2005
2006
2007
1,136.3
1,693.3
2,292.6
0
500
1000
1500
2000
2500

REVENUES ($ MILLIONS)

2005
2006
2007
896.4
1,649.4
2,206.8
0
500
1,000
1,500
2,000
2,500

NET EARNINGS ($ MILLIONS)

2005
2006
2007
285.7
408.3
460.1
0
75
150
225
300
375
450
500

CASH FLOW FROM OPERATIONS ($ MILLIONS)
(before working capital changes)

2005
2006
2007
418.8
707.1
864.7
0
100
200
300
400
500
600
700
800
900

03 | 2007 GOLDCORP INC.

LETTER TO SHAREHOLDERS

MAKING STRONG PROGRESS

KEVIN MCARTHUR
PRESIDENT & CEO

OUR VISION IS TO MAINTAIN A PROFITABLE, GROWING AND RESPONSIBLE GOLD MINING COMPANY THAT DELIVERS LONG-TERM REWARDS TO OUR SHAREHOLDERS, EMPLOYEES AND COMMUNITIES.

To Our Fellow Shareholders:

Following a year of unprecedented acquisition activity, in 2007 we committed to a sharp focus on operational, exploration and business strengths to position Goldcorp as the gold producer of choice. I am delighted to report that we delivered on our promises during the year, with many notable achievements:

- Continued strong leadership, reflecting an emphasis on mining gold safely, efficiently and responsibly.
- Permitted the construction of Peñasquito, our future cornerstone mine, expanding reserves by 48% and increasing planned throughput to 130,000 tonnes per day.
- Simplified our asset portfolio and consolidated our position as the leading gold producer in Canada.
- Enhanced our balance sheet to the strongest in the gold mining industry.
- Positioned Los Filos to become Mexico's largest gold mine in 2008.
- Increased proven and probable gold reserves by 9% at a finding cost of less than $15 per ounce. Measured and indicated resources gained 30%.
- Invested $120 million into organic growth, yielding tangible exploration success at existing mines and projects.

As these accomplishments demonstrate, we entered 2008 a dramatically stronger company, yet we feel that our 2007 share price performance, up 18% on the NYSE, did not fully reflect the magnitude of change we accomplished. Following this very important year of transition, we are more confident than ever in our ability to execute industry-leading

04 | 2007 GOLDCORP INC.

LETTER TO SHAREHOLDERS
50% growth in gold production over the next five years, at total cash costs among the lowest in the business.
In 2007 the price of gold surged 31% due to many factors, including investment demand, a continued weak U.S. dollar and inflation fears. It is our thesis that simple supply and demand dynamics represent the most significant driver. Simply put, the number of quality gold deposits around the world is dwindling. The industry’s best future performers will demonstrate responsible growth, low operating costs, strong balance sheets and large, unhedged gold reserves in safe jurisdictions. Goldcorp is just such a company. While we remain bullish on gold prices, our unique characteristics will enable us to prosper in a wide variety of market conditions.
FINANCIAL RESULTS
Goldcorp produced 2.3 million ounces of gold in 2007 at a total cash cost of $163 per ounce of gold. Net earnings increased to a record $460.1 million compared to $408.3 million in 2006 and cash flow from operations before working capital changes increased 22% to $864.7 million. Goldcorp continued to pay shareholders a monthly dividend amounting to $126.9 million during the year.
OPERATING PERFORMANCE
Red Lake mine in Ontario is the world’s richest gold mine, and the big story last year was one of combining with the Campbell mine next door. The combined Red Lake mine led the Company’s production, producing over 700,000 ounces of gold in 2007. With expansion projects slated for completion in mid-2008, the stage is set for growth to one million ounces of annual gold production by 2012.
While our new Los Filos operation is expected to become Mexico’s largest gold mine in 2008, El Sauzal mine in Chihuahua State took that honour in 2007, producing 307,000 gold ounces. Marlin mine in Guatemala also hit its stride during the year, adding 227,000 ounces of gold production. Equally important were the positive community influences, as we continued to provide regional employment, economic prosperity and a variety of education, health and micro-loan initiatives. We are particularly proud of the many ways that our Marlin team demonstrated success in responsible operations.
YEAR OF TRANSITION
Just as 2006 was characterized by an unprecedented pace of asset acquisitions, 2007 was a year of change and development as Goldcorp set out to unlock the value of those acquired assets in an environment of surging gold prices.
We prudently invested at the low end of the cycle in projects that fit into our strategic profile, and we disposed of assets that did not. We divested our 50% interest in the La Coipa silver-gold mine in Chile in exchange for full ownership of two former joint ventures — Porcupine and Musselwhite — in our resource-rich backyard of Ontario, Canada. These additions, combined with the acquisition of Campbell mine adjacent to Red Lake, secured our position as the largest producer of gold in Canada.
The largest asset sale of the year actually closed in early 2008, when we sold our 48% interest in Silver Wheaton. What began as a small investment in a financing vehicle matured into cash proceeds of $1.6 billion — the largest bought deal in Canadian history and the largest secondary offering in Canadian mining history. Completion of this key transaction ensures Goldcorp’s abilities to deliver on growth plans, to take full advantage of exploration potential and to pursue other growth opportunities.
THE FUTURE WEALTH GENERATORS
Acquiring large gold assets at the low end of the price cycle provided Goldcorp a new generation of robust gold mines. I am pleased to report that our best growth opportunities reside on our own balance sheet and exploration and development of these properties is the next stage in the Company’s progress. The first of these is Los Filos mine in Mexico, reaching commercial production on January 1, 2008. Los Filos continues to show all the characteristics of a highly productive, long-lived heap leach mine as we ramp up the gold production throughout 2008.
Next in the development pipeline is Peñasquito, which will pour its first gold from the oxide cap in 2008. The pace of construction and development at Peñasquito in 2007 was virtually unprecedented for a project of this size. From the earlier-than-expected receipt of permits in January, to a 48% reserves increase in June, to the unveiling of plans to accelerate production in early December, progress at this world class project exceeded our expectations in many of the most important milestones.
Two additional high-profile gold assets within the Goldcorp portfolio also reached key benchmarks in 2007. Since posting an initial resource of 2.76 million gold ounces at the Éléonore project in Québec, we grew the resource by nearly one million additional gold ounces, ending the year at 3.68 million ounces. Exploration drilling during the year continued to produce strong results that support our belief that Éléonore will be the next contributor to Goldcorp’s leading Canadian growth profile.
As well, our joint venture with Barrick at the Pueblo Viejo gold project in the Dominican Republic experienced key progress during the year, and just recently a feasibility study was submitted to the Dominican government for review, including an increase in gold reserves and mill throughput to 24,000 tonnes per day. Goldcorp’s 40% stake in this deposit, one of the largest undeveloped gold assets in the world, includes 8.1 million ounces of reserves and approximately 400,000 ounces of annual gold production in the first five years at cash costs of approximately $250 per ounce. We continue to work closely with Barrick and look forward to similar strong performance in 2008.
STRATEGY FOR 2008
With the transition year behind us, our 2008 focus is on execution of our growth programs:
•	Marking our first full year of commercial production at Los Filos mine.
•	Completing the Red Lake expansion by mid-2008.
•	Ramping up Peñasquito gold production from the oxide circuit, and achieving the construction timeline for mill start-up in 2009.
•	Advancing Éléonore exploration, feasibility and permitting goals.
•	Achieving reserves growth in 2008 with a $150 million exploration budget.
Like Goldcorp as a whole, our strategy for the year ahead is much simpler than it was a year ago. We now have the management team, balance sheet and asset base — the winning combination — to achieve increased success and to deliver real shareholder value in 2008.
In summary, I wish to take this opportunity on behalf of the Board of Directors to pass along our sincere thanks to our shareholders, employees and communities for your patient support of, and dedication to, our vision of a powerful new Goldcorp.

C. Kevin McArthur
President and Chief Executive Officer

05 | 2007 GOLDCORP INC.

06 | 2007 GOLDCORP INC.

OPERATIONS

ÉLÉONORE
MUSSELWHITE
RED LAKE
PORCUPINE
WHARF
DEE JV/SOUTH ARTURO PROJECT
MARIGOLD
EL SAUZAL
PEÑASQUITO
SAN DIMAS
PUEBLO VIEJO
LOS FILOS
MARLIN
SAN MARTIN
CERRO BLANCO
ALUMBRERA

07 | 2007 GOLDCORP INC.

NORTH AMERICA
CANADA
Goldcorp continued to generate strong results and exploration success at the Red Lake, Musselwhite and Porcupine mines that fortify our position as the largest producer of Canadian gold. The Company also remains committed to expanding business in both Canada and the U.S. by developing and operating large, long-lived gold mines in the most attractive operating districts.
Red Lake
2007 Gold Production
700,600 ounces
2008 Targets
Completion of the expansion project including the ventilation circuit Increased exploration — $32M
Located in northwestern Ontario, Red Lake is the world’s richest gold mine. It is also Goldcorp’s top producing mine, generating 700,600 gold ounces in 2007. Cash costs for the year averaged $260 per ounce, an increase of 33% over 2006 due to escalating costs of equipment, consumables and labour, as well as a stronger Canadian dollar.
Goldcorp’s focus at Red Lake in 2007 centred on successfully integrating two separate and distinct mines — Campbell and Red Lake — into a single, highly-efficient, world-class operation. A third shaft was completed to transport personnel and material to a depth of 1,924 metres. As well, a project to enhance underground ventilation capacity, and thus boost mining rates currently constrained by ventilation, is scheduled for completion by mid-year.
Red Lake remains Goldcorp’s most exciting exploration target. The Company will invest $32 million in exploration in 2008.
Musselwhite
2007 Gold Production
155,700 (1) ounces
2008 Targets
Improve grade
Shaft feasibility study
Ventilation enhancement
Exploration investment — $11M
On December 21, 2007, Goldcorp acquired Kinross Gold Corporation’s 32% interest in the Musselwhite gold mine in northwestern Ontario.
Drilling on the North Shore and new shear zones west and east of the existing deposit indicate high potential for future resource expansion. This strong potential has led to a study to test the economics of constructing a new shaft at Musselwhite. As a result, Goldcorp will invest $11 million in exploration at Musselwhite in 2008.
Porcupine
2007 Gold Production
158,400 ounces (2)
2008 Targets
Hoyle Pond Shaft feasibility
Hollinger feasibility
Exploration investment — $8M
On December 21, 2007, Goldcorp acquired Kinross Gold Corporation’s 49% interest in the Porcupine Gold mine located in the prolific Timmins, Ontario mining district.
Exploration success at Porcupine during 2007 has created renewed opportunities at this historic camp. The Company will invest $8 million in exploration in 2008.
(1)	Gold production reflects Goldcorp’s 100% ownership of the Musselwhite gold mine from December 21, 2007 since acquiring Kinross Gold Corporation’s 32% interest.
(2)	Gold production reflects Goldcorp’s 100% ownership of the Porcupine gold mine from December 21, 2007 since acquiring Kinross Gold Corporation’s 49% interest.
UNITED STATES
Marigold (66.7%)
2007 Gold Production
93,900 ounces
2008 Targets
Mine life optimization study
Situated in Humboldt County, Nevada at the north end of the Battle Mountain — Eureka Trend extending throughout central Nevada, Marigold is a run-of-mine heap leach operation that commenced production in 1988.

08 | 2007 GOLDCORP INC.

Wharf
2007 Gold Production
57,700 ounces
2008 Targets
Extend mine life
Ongoing exploration
Successful exploration and definition drilling in the American Eagle area adjacent to the Trojan and Deep Portland Pits has extended the mine life at Wharf to 2010. Drilling will continue in 2008 to better define the extent of the preliminary resource modeling and to explore additional targets.
MEXICO
Mexico has a rich mining history spanning almost 500 years and it remains one of the world’s largest metal producers today. In 2007, the Company’s gold production from Mexican holdings totaled 514,000 ounces and accounts for 48.3% of our worldwide reserves.
San Dimas
2007 Gold Production
135,000 ounces
2008 Targets
Las Truchas hydroelectric plant commissioning Increased mine development
Goldcorp’s San Dimas mines are underground operations primarily utilizing mechanized cut-and-fill mining methods. In 2007, San Dimas produced 135,000 ounces of gold and more than 6.9 million ounces of silver. Plant expansion was a key goal during the year and is now near completion, enabling further increases in gold and silver recovery in 2008.
The Las Truchas hydroelectric generating plant will be complete by mid-2008, boosting hydro power generation to 7 MW — resulting in cost savings of approximately US$18 per gold ounce. 2008 will also be a year of increased mine development and regional exploration through Goldcorp’s budget allocation of $20 million.
El Sauzal
2007 Gold Production
306,900 ounces
2008 Targets
Continued exploration
El Sauzal was Mexico’s largest gold mine in 2007. It is a low cost conventional open-pit oxide operation located 450 kilometres from Chihuahua, Mexico. Milling and production in 2007 exceeded expectations with a 2% increase in annual production. Goldcorp will expand drilling around the pit and explore targets in order to increase mine life.
Los Filos
2007 Gold Production
72,000 ounces
2008 Targets
Expand heap leach pad
Long-term underground plan
Exploration at 4P project
Los Filos is Goldcorp’s newest mine which is expected to replace El Sauzal as the largest gold mine in Mexico in 2008. Located in the Nukay district in Guerrero State, Mexico, this operation consists of two open pit mines — Los Filos and El Bermejal — sharing a common heap leach, wet plant and ancillary facilities, as well as a small underground operation (formerly Nukay mine).
Current mining rates from both pits average 47,000 tonnes per day which is hauled as run-of-mine ore to the heap leach pad. Production at Los Filos will ramp up through the first half of 2008.

09 | 2007 GOLDCORP INC.

CENTRAL AND SOUTH AMERICA
Goldcorp further streamlined operations throughout the Central and South American region as a result of an asset swap in late 2007 which led to the disposition of the La Coipa silver-gold operation to Kinross in exchange for full ownership of Canada’s Porcupine and Musselwhite mines.
Alumbrera (37.5%)
2007 Gold Production
230,600 ounces
2008 Targets
Commissioning of molybdenum circuit
A key performance driver for Goldcorp in 2007, Alumbrera produced 230,600 ounces of gold to our account at a cash cost of US($684) per ounce. Improvements to the milling circuit last year led to an increase of over 1 million tonnes of milled ore over the previous year, while mined ore and mill head grade decreased consistent with current mine life projections.
Marlin
2007 Gold Production
227,200 ounces
2008 Targets
Increase underground production
In production since December 2005, Marlin operates as both a conventional open pit and an underground mine. In 2007, Marlin produced over 227,200 ounces of gold, an increase of 41% over 2006 levels. Marlin is also proving to be one of Goldcorp’s lowest cost producers, having reduced cash costs by approximately 31% last year to US$144 per ounce.
In addition, mill throughput rose by 63% to a rate of 4,856 tonnes per day as a direct result of optimization and upgrades in the process plant during the year. Underground production also increased to 982 tonnes per day over 484 tonnes per day in 2006. Additional mining equipment and the implementation of long hole stope mining methods in some operational areas significantly contributed to this success.
San Martin
2007 Gold Production
45,300 ounces
2008 Targets
Closure & environmental rehabilitation
With the completion of mining San Martin entered the reclamation and closure phase, including re-contouring waste dumps, backfilling the Palo Alto pit, replanting vegetation and final rinsing on the leach pads. As the site becomes rehabilitated, Goldcorp will cede the land to the San Martin Foundation for commercial agricultural projects.
La Coipa
2007 Gold Production
46,100 ounces (3)
On December 21, 2007 Goldcorp completed a transaction with Kinross Gold where the Company obtained full ownership of two Canadian mines, Musselwhite and Porcupine, in exchange for La Coipa silver-gold mine in Chile and $200 million in cash. The transaction highlights Goldcorp’s continuing commitment to simplify the Company’s asset portfolio and focus efforts in core operating districts.

(3)	Gold production reflects Goldcorp’s 50% interest in La Coipa mine up until December 21, 2007.

10 | 2007 GOLDCORP INC.

OPERATIONAL SUMMARY 2007
Year ended December 31

					MARIGOLD					ALUMBRERA
	RED LAKE	MUSSELWHITE	PORCUPINE	WHARF	(67%)	LUISMIN	EL SAUZAL	MARLIN	SAN MARTIN	(37.5%)
Gold Production	700,600	155,700	158,400	57,700	93,900	163,300	306,900	227,200	45,300	230,600

Ore Processed/milled	721,000	911,100	2,057,500	2,906,100	6,186,000	845,600	2,693,500	1,772,600	2,598,800	14,477,600

Average Recovery Rate %	97%	96%	94%	67%	70%	94%	94%	88%	54%	74%

Average Grade Processed (grams/tonne)	31	5.41	2.47	1.01	0.71	6.43	4.65	4.55	0.77	0.67

Total Cash Costs	$260	$491	$489	$369	$575	$259	$120	$144	$479	$(684)

11 | 2007 GOLDCORP INC.

12 | 2007 GOLDCORP INC.

NORTH AMERICA
peñasquito — Building Mexico’s Largest Mine
Once built, the peñasquito project, located in the state of Zacatecas, Mexico, will be the country’s largest mine and a key Goldcorp holding. It comprises two main deposits: peñasco and Chile Colorado.
The project remains on track as the peñasquito team continues to make great strides in the construction of this world-class asset.
The first gold pour from the oxide circuit is slated to occur during 2008 with mill operations commencing in 2009. Processes for gold recovery from heap leaching of oxides are in place and Goldcorp plans to accelerate the sulfide production schedule by expanding mill throughput by 30% to 130,000 tonnes per day. When fully operational, peñasquito is expected to produce an annual average of 400,000 ounces of gold, 31 million ounces of silver, 97,000 tonnes of lead and 189,000 tonnes of zinc.
The quality of both the lead and zinc concentrates from our pilot plant test confirm the feasibility projections.
Goldcorp is evaluating exciting opportunities for underground mine concepts at peñasquito. Exploration efforts to support the potential for underground mining will continue in 2008.
Élénore — Canada’s Next Major Gold Mine
Located in the James Bay region of Québec, Canada, Élénore gold resource includes 2.5 million ounces at an average grade of 7.2 grams/tonne ounces of indicated resources and 1.2 million ounces of inferred resources at an average grade of 6.6 grams of gold per tonne.
A pre-feasibility study program was initiated during 2007 in order to investigate the primary physical, technical and economic components of the project. This work is in progress and a feasibility study is anticipated by the end of 2008.
In order to improve the costs and efficiency of the transportation to and from the site, construction of an airstrip and access road is expected to commence in 2008.
In 2007, the Éléonore project team continued to develop a collaborative relationship with key stakeholders. The development of a long-term collaboration agreement is in progress with the Cree Nation of Wemindji as well as other Cree Nations. Discussions also continued with various governmental departments and Hydro-Québec.
CENTRAL AND SOUTH AMERICA
Cerro Blanco
The Cerro Blanco project in southwestern Guatemala is considered to be a classic hot springs gold deposit with typical bonanza-type gold mineralization. All necessary licenses and permits were received in 2007 to begin construction of a decline to intercept the ore body to carry out mining and metallurgical tests to assist with design optimization. A geothermal power generation project to be completed adjacent to the mine is under review.
Pueblo Viejo
Pueblo Viejo is one of the largest undeveloped gold assets in the world with a proven and probable gold reserve of 20.5 million ounces. Goldcorp’s 40% interest in the Pueblo Viejo project in the Dominican Republic represents an impressive 8.1 million ounces.
A feasibility study and project notice has been submitted to the Government of the Dominican Republic to proceed with the Pueblo Viejo project.
In early 2008 an updated production schedule and capital spending estimate for Pueblo Viejo was provided by Barrick, the operator of the project. Goldcorp’s 40% share of pre-production capital is expected to be about $1.08 billion, reflecting an increase in project throughput to 24,000 tonnes per day versus 18,000 tonnes per day. The increase in throughput grows the Company’s share of gold production to approximately 400,000 ounces per year in the first five full years of production. The construction period to first gold production is expected to be about three and a half years.

13 | 2007 GOLDCORP INC.

14 | 2007 GOLDCORP INC.

Goldcorp’s world-class mines and projects are positioned within significant land packages with excellent potential for exploration success. By focusing on extended evaluations of these lands, the Company is able to pursue a strategy of growth from organic, head-frame exploration.
Throughout 2007, Goldcorp continued to apply fundamental exploration processes, such as geology and alteration mapping, geochemistry, geophysics and drilling, and employ highly-experienced teams to ensure the most cost-efficient use of time and resources in the discovery process. These measures, along with a prudent US$120 million investment, often result in the acquisition of additional mineral rights covering prime targets within our operating regions.
2007 ACHIEVEMENTS
•	Goldcorp more than replaced mined reserves on a company-wide basis in 2007, growing reserves by 9% and resources by 30%.

•	Proven and probable reserves at the Peñasquito project increased by 48% to 917 million ore tonnes, including 13.0 million ounces of gold, 864 million ounces of silver, 2.7 million tonnes of lead and 5.8 million tonnes of zinc. In addition, high-grade manto and skarn mineralization was discovered, indicating strong potential for underground mineable deposits. Promising exploration results at the nearby Noche Buena property significantly add to the value proposition of the Peñasquito district.

•	At the Éléonore gold project in Québec, an initial gold resource of 1.83 million ounces indicated and 0.93 million ounces inferred was identified. The indicated gold resource had grown to 2.5 million ounces and the inferred gold resource had grown to 1.2 million ounces by year end. As well, the discovery of a new high-grade zone has the potential to enhance average grades for the overall deposit and accelerate existing resources towards our short-term 5 million ounce target.

•	Exploration at Red Lake in Ontario revealed new gold veins in the Party Wall zone from surface to depth, as well as in the footwall of the High Grade zone, thereby expanding Goldcorp’s suite of targets in what is already the richest gold mine in the world. Progress at the Cochenour mine further enhances this district’s future opportunities.

•	Significant discoveries at the Musselwhite mine in Ontario include several new mineralized shear zones parallel to the main orebody, as well as projections of known mineralized structures over 2 kilometres to the north. These findings, along with higher- than-historical-average gold grades revealed in drillings of the PQ Deeps portion of the mine, indicate strong potential for reserve growth in the coming years.

•	At Hoyle Pond, the premiere deposit at Porcupine mine in Ontario, recent drill intercepts have extended the primary ore zone at least another 200 metres down dip. The multi-million ounce Hollinger deposit, which is now the subject of a pre-feasibility study, adds to Goldcorp’s vast, future opportunities in this region.
2008 TARGETS
With a record exploration investment of US$150 million in 2008, Goldcorp will continue the successful strategy of organic growth from exploration and drilling newly-developed targets within current operating territories.

15 | 2007 GOLDCORP INC.

SAFETY

3
RED LAKE MINES
MINE RESCUE
RED LAKE MINES
5
MINE RESCUE
Pierre

ENSURING SAFETY

16 | 2007 GOLDCORP INC.

To achieve excellence in safety performance, Goldcorp continues to focus on corporate culture, leading performance indicators, behaviour, and developing and sharing best practices across all operations.
Throughout 2007, Goldcorp’s global safety program and overall safety performance, measured by our All Injury Frequency rate, improved 20% over 2006. Our Marigold Mine marked one full year without a Lost Time Injury and by January 2008, Peñasquito attained 1,000,000 hours without a significant incident. Several other mines also achieved ‘personal bests’ in 2007.
Goldcorp’s behaviour-based approach to developing a progressive safety culture was embraced across the Company throughout 2007 and Safety Leadership Training became a cornerstone program, with over 130 senior leaders participating and 200 more enrolled for 2008.
The Company’s custom-built safety review program, which entails technical and safety experts performing peer reviews, sharing best practices and assisting with risk mitigation strategies, completed five reviews during 2007 in Canada, the United States and Mexico.
Many of Goldcorp’s mines were also recognized locally and internationally last year for strong safety and health performance, including:
•	Both the San Dimas and El Sauzal mines received the Silver Helmet Award for sustained safety performance from the Mexican Mining Chamber

•	Porcupine Gold Mine won an unprecedented 24 medals at the Ontario Provincial First Aid Tournament

•	Musselwhite mine reached the finals in the Ontario Provincial Underground Mine Rescue Competition
In addition to our proactive safety focus, Goldcorp employees across our operations receive situation-specific training in safety management systems, procedures and emergency response manoeuvres. For example, a unique ‘Stope School’ initiated at Red Lake in 2004 continues to intensively train employees in underground mining and safety practices. Newly-formed rescue teams at Marlin and Los Filos mines also completed extensive training programs in 2007.
As well, Goldcorp regularly participates in the Mining Industry Roundtable on Safety, working with peer organizations to improve overall safety and health performance nationally and globally.
The Company remains committed to improving processes and implementing effective management systems to achieve safe, incident-free work environments.

17 | 2007 GOLDCORP INC.

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Goldcorp believes that operating in a responsible and sustainable manner is of key importance and reflects a long-term commitment to remaining a viable business, increasing value for our shareholders, improving employment and development opportunities for our host communities, and minimizing our environmental footprint.
Our goal is to achieve a balance of economic prosperity, environmental stewardship and social responsibility.
ENVIRONMENT
The core values of Goldcorp are summarized in our Environmental and Sustainability Policy:
•	Commitment to the protection of life, health and the environment for present and future generations.

•	Respect for the needs and culture of the local communities.

•	Open communication with employees, stakeholders and governments on our plans, programs and performance.

•	Cooperation with government agencies, local communities, educational institutions and suppliers to achieve safe handling and disposal of all our materials, resources and products.

•	Use of the best technologies to continuously improve the safe, efficient use of resources, processes and materials.

19 | 2007 GOLDCORP INC.

COMPLIANCE
Goldcorp’s Environmental and Sustainability Policy requires that all mine facilities are designed, constructed, operated and closed in compliance with applicable local laws and regulations, and meet internal or appropriate international guidelines.
We have commenced a process to establish internal operating standards for critical environmental activities such as tailings management, cyanide management and mine closure. These standards will be progressively implemented over the coming year. In the absence of a specific internal operating standard, sites are required to conform to World Bank and International Finance Corporation regulations, as well as Environmental and Social Guidelines.
Goldcorp is also enhancing its environmental audit program to ensure that available resources are focused in areas that most require assessment and review. Increasingly, audit team members will be drawn from Goldcorp’s in-house professionals, augmented by independent Lead Auditors and experts as required.
ENVIRONMENTAL MANAGEMENT SYSTEMS
Goldcorp is committed to best practices in environmental management across all operations. Each site has an established Environmental Management System (EMS) which dictates organizational structure, responsibilities, practices, processes and resources for implementing and maintaining environmental procedures. As well, Goldcorp has adopted ISO 14001 as its EMS standard, and each site is aligning individual management systems with this international standard.
REHABILITATION AND MINE CLOSURE
A key component of Goldcorp’s commitment to environmental stewardship is mine closure planning. All operations have developed closure and reclamation plans and set aside budgets to progressively rehabilitate sites as they become available. Plans and budget estimates are reviewed and updated annually to reflect changes in operations and are subject to regular external audits for compliance.
Closure is now underway at San Martin in Honduras following the end of its active mining phase in late 2007. While production of gold from the heap leach facility will continue for some time, Goldcorp’s enhanced closure plan developed early in the year is now being implemented.
SUSTAINABILITY, ENVIRONMENT, HEALTH AND SAFETY COMMITTEE
Goldcorp’s Sustainability, Environment, Health and Safety Board Committee reviews and monitors applicable practices and procedures on behalf of the Board of Directors. Key responsibilities of this Committee are to ensure that principal areas of community, environmental, health and safety risks and impacts are identified and sufficient resources are allocated.
The Committee meets quarterly, conducts two site inspections per year, and receives regular reports from Goldcorp’s Corporate Environmental, Sustainability and Occupational Health and Safety Management.
OCCUPATIONAL HEALTH AND SAFETY
Safety is paramount at Goldcorp. The Company is committed to improving processes and implementing effective management systems in order to achieve a safe and healthy workplace and an incident-free environment.
Originally developed in 2006 during a year of rapid growth for Goldcorp, these OHS guidelines were designed to focus on ensuring that newly-acquired operations in all regions are integrated and mandated by Company safety systems and standardized procedures.

20 | 2007 GOLDCORP INC.

SUSTAINABILITY WORKSHOP
In October 2007, Goldcorp held its fourth annual Sustainability Workshop. Over 100 environmental, OHS, community development and operational personnel, representing all our worldwide operations and projects, attended the conference promoting organizational commitment, consistency and best practices in sustainability.
A key outcome of this workshop was a corporate decision to adopt the Global Reporting Initiative as the framework for Goldcorp’s future sustainability reporting.
GLOBAL ENVIRONMENTAL ISSUES
As Goldcorp’s internal targets for environmental management and performance are achieved, the Company is focusing on larger global issues facing the industry.
In July 2007, Goldcorp became a signatory to the International Cyanide Code and is actively working to attain certification at each nominated site. Our Marigold mine in Nevada became the first operation in the world to be certified as compliant with the Code.
In early 2008, El Sauzal mine in Mexico became our second operation to be fully certified under the Code.
Goldcorp also initiated Voluntary Principles on Security and Human Rights at the Marlin mine in Guatemala. These ethical practices help maintain the safety and security of our operations within a framework that promotes respect for human rights and fundamental freedoms.
In mid-2007, Goldcorp made an inaugural submission to the Carbon Disclosure Project. The Project’s goal is to facilitate a dialogue, supported by quality information, from which a rational response to climate change will emerge. The Company will continue submissions to the Carbon Disclosure Project on an annual basis.
COMMUNITY
As a global company with operations in diverse regions, Goldcorp recognizes the importance of supporting and contributing to the host communities in which we live and work. It is vital that our surrounding communities benefit from our mining activities.
Where possible, we offer employment to local individuals and provide education and training programs with the goal of increasing engagement levels and offering communities a working partnership to create a better future. Goldcorp also supports local stakeholders through infrastructure investment, improved education and health care and patronage of local businesses.
As in the past, we continue to collaborate with community leaders. Goldcorp works closely with the Oji-Cree people at Musselwhite Mine and the Cree at our Éléonore project in Canada. The Company developed socio-economic assessment surveys at Los Filos, Mexico, and forms partnerships with community members at all our operations to promote employment and business development opportunities.

21 | 2007 GOLDCORP INC.

22 | 2007 GOLDCORP INC.

Goldcorp’s unique, entrepreneurial and innovative spirit plays a major role in our success and attracts an exceptional pool of talented and skilled personnel. Our people drive our business and set us apart from our competition, which is why Goldcorp consistently recruits, cultivates and retains the industry’s top professionals.
Throughout 2007, the Company continued to actively empower personnel through numerous programs to advance careers and business skills, including safety and leadership training, and executive development.
In June 2007, Goldcorp launched a Supervisory Leadership Development Program. The comprehensive training course was designed to enhance the leadership skills of Goldcorp first-line supervisors and to identify top talent. To-date 84 leaders have started the program and 60 more participants will join the course in 2008.
Goldcorp has also made significant investments in post secondary education by way of donation to the University of Toronto’s Lassonde Institute for Engineering Geoscience, to the University of British Columbia’s Earth Sciences Building and the Telfer School of Management at Ottawa University.
Goldcorp is committed to delivering an outstanding employee experience. With 9,000 people employed in diverse regions throughout the Americas, a variety of career opportunities and new challenges exist, offering exciting travel, cultural exposure and international work experience.
In the coming years, Goldcorp will remain focused on training and development across all regions and operations. Succession planning, performance management and identification of high-potential candidates will continue to emphasize our corporate commitment to human resources and answer the increased demand for skilled employees in our worldwide markets.

23 | 2007 GOLDCORP INC.

RESERVES & RESOURCES
GOLDCORP MINEABLE RESERVES

AS OF DECEMBER 31, 2007,
UNLESS NOTED OTHERWISE		PROVEN			PROBABLE			PROVEN & PROBABLE
		Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained

GOLD		mt	g Au/t	m oz	mt	g Au/t	m oz	mt	g Au/t	m oz
Peñasquito Mill	100.0%	426.80	0.57	7.85	380.30	0.37	4.55	807.10	0.48	12.40
Pueblo Viejo	40.0%	7.67	3.01	0.74	64.04	3.16	6.51	71.71	3.14	7.25
Los Filos Open Pit	100.0%	33.71	0.83	0.90	243.77	0.61	4.75	277.47	0.63	5.64
Red Lake	100.0%	0.96	36.12	1.12	5.90	17.86	3.39	6.87	20.42	4.51
Porcupine	100.0%	26.12	1.35	1.13	32.56	1.67	1.75	58.67	1.53	2.88
Marlin	100.0%	4.10	5.61	0.74	11.46	4.11	1.51	15.56	4.50	2.25
Alumbrera (June 30, 2007)	37.5%	138.75	0.45	2.00	3.75	0.35	0.04	142.50	0.45	2.04
Musselwhite	100.0%	8.59	6.23	1.72	1.16	7.05	0.26	9.74	6.32	1.98
Marigold	66.7%	26.79	0.72	0.62	29.65	0.67	0.64	56.44	0.70	1.26
Los Filos Underground	100.0%	1.36	6.99	0.31	3.15	5.97	0.61	4.51	6.28	0.91
San Dimas	100.0%	1.60	5.76	0.30	3.08	5.23	0.52	4.68	5.41	0.81
Peñasquito Heap Leach	100.0%	42.20	0.21	0.28	68.30	0.17	0.37	110.50	0.18	0.65
El Sauzal	100.0%	6.03	2.24	0.43	1.08	4.02	0.14	7.10	2.51	0.57
Wharf	100.0%	2.34	0.82	0.06	5.78	0.85	0.16	8.12	0.84	0.22

Totals				18.20			25.18			43.38

SILVER		mt	g Ag/t	m oz	mt	g Ag/t	m oz	mt	g Ag/t	m oz
Peñasquito Mill	100.0%	426.80	34.0	466.9	380.30	27.2	332.6	807.10	30.8	799.5
Peñasquito Heap Leach	100.0%	42.20	20.9	28.3	68.30	16.4	36.1	110.50	18.1	64.4
San Dimas	100.0%	1.60	387.1	19.9	3.08	378.2	37.5	4.68	381.2	57.3
Marlin	100.0%	4.10	152.8	20.1	11.46	98.1	36.1	15.56	112.5	56.3
Los Filos Open Pit	100.0%	33.71	3.4	3.7	243.77	6.2	48.8	277.47	5.9	52.5
Pueblo Viejo	40.0%	3.93	20.3	2.6	64.04	15.8	32.5	67.98	16.1	35.1

Totals				541.5			523.6			1,065.1

COPPER		mt	% Cu	m lbs Cu	mt	% Cu	m lbs Cu	mt	% Cu	m lbs Cu
Alumbrera (June 30, 2007)	37.5%	138.75	0.43%	1,317	3.75	0.38%	31	142.50	0.43%	1,348
Pueblo Viejo	40.0%	3.93	0.11%	10	64.04	0.10%	134	67.98	0.10%	144

Totals				1,327			165			1,492

LEAD		mt	% Pb	m lbs Pb	mt	% Pb	m lbs Pb	mt	% Pb	m lbs Pb
Peñasquito Mill	100.0%	426.80	0.36%	3,432	380.30	0.29%	2,444	807.10	0.33%	5,876

Totals				3,432			2,444			5,876

ZINC		mt	% Zn	m lbs Zn	mt	% Zn	m lbs Zn	mt	% Zn	m lbs Zn
Peñasquito Mill	100.0%	426.80	0.78%	7,365	380.30	0.65%	5,442	807.10	0.72%	12,806
Pueblo Viejo	40.0%	3.93	0.86%	75	64.04	0.68%	961	67.98	0.69%	1,036

Totals				7,440			6,403			13,842

24 | 2007 GOLDCORP INC.

RESERVES & RESOURCES
GOLDCORP MINERAL RESOURCES

AS OF DECEMBER 31, 2007,
UNLESS NOTED OTHERWISE		MEASURED			INDICATED			MEASURED & INDICATED			INFERRED
		Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained

GOLD		mt	g Au/t	m oz	mt	g Au/t	m oz	mt	g Au/t	m oz	mt	g Au/t	m oz
Cerro Blanco	100.0%	—	—	—	2.52	15.64	1.27	2.52	15.64	1.27	1.35	15.31	0.67
Dee	40.0%	—	—	—	6.51	2.40	0.50	6.51	2.40	0.50	0.22	0.70	0.01
Éléonore	100.0%				10.78	7.23	2.51	10.78	7.23	2.51	5.63	6.47	1.17
El Limon	21.2%	—	—	—	—	—	—	—	—	—	6.50	3.27	0.68
El Sauzal	100.0%	0.48	2.25	0.04	0.42	2.02	0.03	0.91	2.14	0.06	0.02	2.38	0.00
Imperial Project	100.0%	67.88	0.59	1.29	14.88	0.51	0.24	82.76	0.58	1.53	43.83	0.40	0.56
Los Filos	100.0%	6.26	0.69	0.14	78.11	0.53	1.33	84.37	0.54	1.47	73.49	0.56	1.33
Marigold	66.7%	12.70	0.67	0.27	18.24	0.71	0.42	30.94	0.70	0.69	122.53	0.43	1.68
Marlin	100.0%	0.70	1.67	0.04	2.21	1.45	0.10	2.91	1.50	0.14	2.21	4.06	0.29
Musselwhite	100.0%	1.15	5.62	0.21	1.86	6.14	0.37	3.00	5.94	0.57	3.86	6.19	0.77
Nukay	100.0%	—	—	—	0.90	5.41	0.16	0.90	5.41	0.16	8.84	5.70	1.62
Peñasquito	100.0%	107.02	0.25	0.86	571.44	0.21	3.87	678.46	0.22	4.73	1,220.00	0.23	9.02
Porcupine	100.0%	5.34	2.27	0.39	68.05	1.61	3.52	73.38	1.66	3.91	43.94	1.67	2.35
Pueblo Viejo	40.0%	0.30	2.90	0.03	9.57	2.68	0.82	9.87	2.69	0.85	19.67	2.82	1.78
Red Lake	100.0%	0.73	24.03	0.56	3.17	17.10	1.74	3.89	18.39	2.30	6.41	18.26	3.76
San Dimas	100.0%	—	—	—	—	—	—	—	—	—	17.55	3.29	1.85
San Nicolas	35.0%	0.66	0.96	0.02	27.33	0.47	0.41	27.99	0.48	0.43	2.46	0.37	0.03
Wharf	100.0%	3.10	0.74	0.07	4.77	0.72	0.11	7.86	0.73	0.18	4.01	0.82	0.11

Totals				3.91			17.40			21.31			27.68

SILVER		mt	g Ag/t	m oz	mt	g Ag/t	m oz	mt	g Ag/t	m oz	mt	g Ag/t	m oz
Cerro Blanco	100.0%	—	—	—	2.52	72.0	5.8	2.52	72.0	5.8	1.35	59.6	2.6
Dee	40.0%	—	—	—	6.51	11.7	2.5	6.51	11.7	2.5	0.22	3.4	0.0
Los Filos	100.0%	6.26	3.4	0.7	78.11	5.3	13.3	84.37	5.1	14.0	73.49	5.5	13.0
Marlin	100.0%	0.70	44.4	1.0	2.21	47.5	3.4	2.91	46.8	4.4	2.21	146.7	10.4
Peñasquito	100.0%	107.02	21.2	73.0	571.44	18.5	340.3	678.46	18.9	413.3	1,220.00	13.0	509.9
Pueblo Viejo	40.0%	0.30	12.7	0.1	9.57	9.5	2.9	9.87	9.6	3.0	19.67	4.2	2.7
San Dimas	100.0%	—	—	—	—	—	—	—	—	—	17.55	324.4	183.0
San Nicolas	35.0%	0.66	46.5	1.0	27.33	28.6	25.1	27.99	29.0	26.1	2.46	23.8	1.9

Totals				75.8			393.3			469.1			723.5

COPPER		mt	% Cu	m lbs Cu	mt	% Cu	m lbs Cu	mt %	% Cu	m lbs Cu	mt	% Cu	m lbs Cu
San Nicolas	35.0%	0.66	0.73%	11	27.33	1.34%	809	27.99	1.33%	819	2.46	1.28%	69
Pueblo Viejo	40.0%	0.30	0.06%	—	9.57	0.05%	11	9.87	0.05%	12	19.67	0.03%	13

Totals				11			820			831			82

LEAD		mt	% Pb	m lbs Pb	mt	% Pb	m lbs	mt	% Pb	m lbs Pb	mt	% Pb	m lbs Pb
Peñasquito	100.0%	107.02	0.23%	536	571.44	0.19%	2,406	678.46	0.20%	2,942	1,220.00	0.07%	1,883

Totals				536			2,406			2,942			1,883

ZINC		mt	% Zn	m lbs Zn	mt	% Zn	m lbs Zn	mt	% Zn	m lbs Zn	mt	% Zn	m lbs Zn
Peñasquito	100.0%	107.02	0.62%	1,453	571.44	0.51%	6,464	678.46	0.53%	7,917	1,220.00	0.50%	13,448
San Nicolas	35.0%	0.66	3.60%	52	27.33	1.80%	1,085	27.99	1.84%	1,137	2.46	1.43%	78
Pueblo Viejo	40.0%	0.30	0.21%	1	9.57	0.15%	31	9.87	0.15%	32	19.67	0.02%	10

Totals				1,506			7,580			9,086			13,536

25 | 2007 GOLDCORP INC.

FINANCIAL REPORT
27	MANAGEMENT’S DISCUSSION & ANALYSIS

57	MANAGEMENT & INDEPENDENT AUDITOR REPORTS

60	CONSOLIDATED FINANCIAL STATEMENTS
26 | 2007 GOLDCORP INC.

MANAGEMENT’S DISCUSSION & ANALYSIS
(in United States dollars, tabular amounts in millions, except where noted)
FOR THE YEAR ENDED DECEMBER 31, 2007
This Management’s Discussion and Analysis should be read in conjunction with Goldcorp’s audited consolidated financial statements for the year ended December 31, 2007 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles. This Management’s Discussion and Analysis contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All figures are in United States dollars unless otherwise noted. This Management’s Discussion and Analysis has been prepared as of March 10, 2008.
FINANCIAL/OPERATIONAL HIGHLIGHTS
•	Record net earnings of $256.5 million in the fourth quarter ($0.36 per share) and $460.1 million ($0.65 per share) for the year, compared to the 2006 net earnings of $66.0 million in the fourth quarter ($0.11 per share) and $408.3 million ($0.94 per share) in the year. Adjusted net earnings amounted to $178.5 million ($0.25 per share) in the fourth quarter of 2007 and $440.4 million ($0.62 per share) for the year(1).

•	Operating cash flows from continuing operations of $229.6 million in the fourth quarter and $650.7 million in the year, compared to $230.6 million in the fourth quarter of 2006 and $763.7 million in the year. Operating cash flows before working capital changes of $327.1 million in the fourth quarter and $864.7 million in the year, compared to $159.1 million in the fourth quarter of 2006 and $707.1 million in the year.

•	Gold production increased by 9%, to 638,900 ounces in the fourth quarter (2006 — 587,900 ounces) and by 35%, to 2,292,600 ounces, in the year (2006 — 1,693,300 ounces).(2)

•	Total cash costs (net of by-product copper and silver credits) of $195 per ounce in the fourth quarter (2006 — $160 per ounce) and $163 per ounce for the year (2006 — $33 per ounce).(3)

•	On February 14, 2008, completed the disposition of 48% interest in Silver Wheaton, for cash proceeds of C$1.6 billion.

(1)	Adjusted net earnings is a non-GAAP measure. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 50 for a reconciliation of adjusted net earnings to reported net earnings.

(2)	Non-GAAP performance measure — includes the results of La Coipa, which, for accounting purposes have been reclassified as discontinued operations.

(3)	The Company has included a non-GAAP performance measure, total cash cost per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 50 for a reconciliation of total cash costs to reported operating expenses.
OVERVIEW
Goldcorp is a leading gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation. The Company’s assets are comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada, the Alumbrera gold/copper mine (37.5% interest) in Argentina, the El Sauzal gold mine and Luismin gold/silver mines in Mexico, the Marlin gold/silver mine in Guatemala, the San Martin gold mine in Honduras, the Marigold gold mine (67% interest) and the Wharf gold mine in the United States. Significant development projects include the expansion of the existing Red Lake mine, the Peñasquito gold/silver/zinc project and the Los Filos gold project in Mexico, the Éléonore gold project in Canada, the Cerro Blanco gold project in Guatemala and the Pueblo Viejo gold project (40% interest) in the Dominican Republic. Goldcorp also owns a 68% interest in Terrane Metals Corp. (“Terrane”), a publicly traded exploration company and a 21% interest in Peak Gold Ltd. (“Peak Gold”), a publicly traded gold mining company.
The Peak gold mine in Australia and the Amapari gold mine in Brazil were sold to Peak Gold in the second quarter of 2007. On December 21, 2007, Goldcorp acquired Kinross Gold Corporation’s 49% interest in the Porcupine gold mines in northeastern Ontario and its 32% interest in the Musselwhite gold mine in northwestern Ontario in exchange for Goldcorp’s 50% interest in the La Coipa silver/gold mine in Chile and $204.9 million in cash.
On February 14, 2008, Goldcorp disposed of its remaining interest in Silver Wheaton.
Goldcorp is listed on the New York Stock Exchange (symbol: GG) and the Toronto Stock Exchange (symbol: G). In addition, the Company has share purchase warrants which trade on the New York Stock Exchange and the Toronto Stock Exchange.
Goldcorp’s strategy is to provide its shareholders with superior returns from high quality assets. Goldcorp has a strong and liquid balance sheet and has not hedged or sold forward any of its future gold production.
Goldcorp is one of the world’s lowest cost and fastest growing senior gold producers with operations throughout the Americas.

27 | 2007 GOLDCORP INC.

MANAGEMENT’S DISCUSSION & ANALYSIS
(in United States dollars, tabular amounts in millions, except where noted)
CORPORATE DEVELOPMENTS
SECONDARY OFFERING OF SILVER WHEATON SHARES
On January 31, 2008, Goldcorp announced that it had entered into an agreement with a syndicate of underwriters, pursuant to which the underwriters agreed to purchase from a wholly-owned subsidiary of Goldcorp, on a bought deal basis, 108 million common shares of Silver Wheaton at a price of $14.50 per share, for aggregate gross proceeds to Goldcorp of C$1,566.0 million (the “offering”). The offering, which closed on February 14, 2008, represents the sale of all of Goldcorp’s remaining interest in Silver Wheaton.
The share sale is consistent with Goldcorp’s commitment to simplify its corporate structure, while further strengthening its balance sheet. The proceeds from the transaction provide Goldcorp with the financial flexibility to fund an expected 50% growth in gold production over the next five-year period and pursue future growth opportunities.
ACQUISITION OF FULL OWNERSHIP OF PORCUPINE AND MUSSELWHITE MINES
On December 21, 2007, the Company completed a transaction with Kinross Corporation to acquire Kinross’ 49% share of the Porcupine gold mines in northeastern Ontario and its 32% share of the Musselwhite gold mine in northwestern Ontario in exchange for Goldcorp’s 50% interest in the La Coipa silver-gold mine in Chile and $204.9 million in cash and working capital adjustments. The transaction enhances Goldcorp’s geographic focus in NAFTA countries, and exchanges an asset with a short-term mine life for the remaining joint venture interest in two long-life mining assets.
SALE OF PEÑASQUITO SILVER STREAM
On July 24, 2007, Goldcorp completed its agreement with Silver Wheaton to sell 25% of the silver produced from its Peñasquito project located in Mexico for the life of mine. Total upfront consideration paid was $485 million in cash. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment), for silver delivered under the contract.
As at December 31, 2007, Peñasquito contained proven and probable silver reserves of 864 million ounces, measured and indicated silver resources of 413 million ounces, and inferred silver resources of 510 million ounces.
As a result of this transaction, Silver Wheaton entered into a commitment with the Bank of Nova Scotia and BMO Capital Markets, as co-lead arrangers and administrative agents, to borrow $200 million under a non-revolving term loan (the “term loan”) and $300 million under a revolving term loan (the “revolving loan”) in order to finance the acquisition of the Peñasquito silver contract.
The revolving loan is for a period of seven years and the term loan is to be repaid in equal installments over a period of seven years, however, prepayments are allowed at any time. In order to fund the transaction, the term loan was drawn in full and the revolving loan was drawn in the amount of $246 million. At December 31, 2007, the revolving loan was drawn in the amount of $227 million.
As Goldcorp consolidated Silver Wheaton in its financial results for the year ending December 31, 2007, the impact of this transaction resulted in an increase to cash and long-term debt.
SALE OF PEAK AND AMAPARI MINES
During April 2007, Goldcorp closed the sale of the Amapari mine in Brazil and Peak mine in Australia to Peak Gold (formerly GPJ Ventures Ltd.) in exchange for $200 million in cash and $100 million in shares of Peak Gold, which resulted in a gain of approximately $6.5 million after tax, recorded in the second quarter of 2007. As at December 31, 2007, Goldcorp owned approximately 21% of Peak Gold.
ACQUISITION OF GLAMIS GOLD LTD.
On November 4, 2006, Goldcorp and Glamis Gold Ltd. (“Glamis”) completed a transaction to combine the two companies.
Upon completion, Goldcorp acquired interests in the El Sauzal mine (100%) in Mexico, Marlin mine (100%) in Guatemala, Marigold mine (67%) in the United States, San Martin mine (100%) in Honduras, the Peñasquito project (100%) in Mexico, and the Cerro Blanco project (100%) in Guatemala.
Under the terms of the arrangement, each Glamis common share was exchanged for 1.69 Goldcorp common shares and C$0.0001 in cash. All outstanding Glamis stock appreciation rights (“SAR’s”) were exercised by the holders into Glamis shares such that holders of the SAR’s received Goldcorp shares and cash at the same share exchange ratio. Each Glamis stock option, which gave the holder the right to acquire shares in the common stock of Glamis when presented for execution, was exchanged for a stock option giving the holder the right to acquire shares in the common stock of Goldcorp on the same basis as the exchange of Glamis common shares for Goldcorp common shares.
This business combination has been accounted for as a purchase transaction, with Goldcorp being identified as the acquirer and Glamis as the acquiree. The results of operations of the acquired assets are included in the consolidated financial statements of Goldcorp from the date of acquisition, November 4, 2006.

28 | 2007 GOLDCORP INC.

MANAGEMENT’S DISCUSSION & ANALYSIS
(in United States dollars, tabular amounts in millions, except where noted)
The purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed, with goodwill assigned to a specific reporting unit, based on management’s best estimates and taking into account all available information at the time of acquisition and all applicable information at the time these consolidated financial statements were prepared. This process was performed in accordance with the accounting pronouncement relating to “Mining Assets — Impairment and Business Combination” (Emerging Issues Committee Abstract 152). An independent valuation of the assets acquired was completed in the latter part of 2007, supporting management’s allocation of the purchase consideration, and resulted in an adjustment to the preliminary allocation of the purchase consideration.
ACQUISITION OF CERTAIN PLACER DOME MINING ASSETS
On October 30, 2005, Goldcorp entered into an agreement with Barrick to acquire certain of Placer Dome Inc (“Placer Dome”)’s Canadian and other mining assets and interests upon Barrick’s successful acquisition of Placer Dome. On March 15, 2006, Barrick acquired 100% of the outstanding shares of Placer Dome for approximately $10 billion in shares and cash. On May 12, 2006, Goldcorp completed the agreement with Barrick for cash of approximately $1.6 billion. The acquisition was funded with a $250 million advance payment paid in January 2006 from cash on hand. The remainder was paid upon closing by drawing down on credit facilities in the amount of $1.3 billion and cash on hand. On June 9, 2006, Goldcorp closed on the early warrant exercise transaction. Proceeds received were approximately $455 million, which were subsequently used to repay credit facilities drawn down to fund the acquisition of Placer Dome assets. By virtue of the transaction with Barrick, Goldcorp acquired interests in the Campbell (100%), Porcupine (51%) and Musselwhite (68%) gold mines in Canada, and the La Coipa (50%) silver/gold mine in Chile (see “Acquisition of Full Ownership of Porcupine and Musselwhite Mines” above for subsequent transactions with respect to these assets). Goldcorp also acquired a 40% interest in the Pueblo Viejo gold development project in the Dominican Republic, together with Placer Dome’s interest in its Canadian exploration properties, including the Mount Milligan copper/gold deposit in British Columbia. On July 24, 2006, Goldcorp completed the sale of Mount Milligan and certain other Canadian exploration interests to Terrane for 240 million convertible preferred shares of Terrane at a price of C$0.50 per share.
This business combination was accounted for as a purchase transaction, with Goldcorp being identified as the acquirer. The results of operations of the acquired assets are included in the consolidated financial statements of Goldcorp from the date of acquisition, May 12, 2006.
The purchase consideration was allocated to the fair value of assets acquired and liabilities assumed, with goodwill assigned to a specific reporting unit, based on management’s best estimates and taking into account all available information at the time of acquisition as well as applicable information at the time the consolidated financial statements were prepared. This process was performed in accordance with accounting pronouncements relating to “Mining Assets and Business Combinations” (CICA Emerging Issues Committee Abstract 152). An independent valuation of the assets acquired was completed, supporting management’s allocation of the purchase consideration.
ACQUISITION OF VIRGINIA GOLD MINES INC.
In December 2005, the Company announced that it had entered into an agreement with Virginia Gold Mines Inc (“Virginia”) to acquire Virginia’s Éléonore gold project in Quebec, Canada. Under the agreement, shareholders of Virginia received 0.4 of a Goldcorp common share and 0.5 of a share in a new public exploration company (“New Virginia”) for each issued and outstanding Virginia share. On March 31, 2006, Goldcorp completed the acquisition of Virginia and retained the Éléonore gold project. On March 31, 2006, Goldcorp issued 19.3 million common shares, and warrants, pursuant to the transaction valued at total consideration of $406 million.

29 | 2007 GOLDCORP INC.

MANAGEMENT’S DISCUSSION & ANALYSIS
(in United States dollars, tabular amounts in millions, except where noted)
SUMMARIZED ANNUAL FINANCIAL RESULTS(1)

	2007	2006	(2)	2005	(3)

Revenues	$2,206.8	$1,649.4		$896.4
Gold (ounces)
- Produced	2,246,500	1,665,000		1,136,300
- Sold	2,211,000	1,674,000		1,344,600
Average realized gold price (per ounce)	$703	$610		$452
Average London spot gold price (per ounce)	$695	$604		$444
Earnings from operations	$612.3	$446.7		$405.2
Earnings from continuing operations	$375.4	$400.6		$285.7
Net earnings from discontinued operations (1)	$84.7	$7.7		$—
Net earnings	$460.1	$408.3		$285.7
Earnings per share from continuing operations
- Basic	$0.53	$0.92		$0.91
- Diluted	$0.53	$0.91		$0.83
Earnings per share
- Basic	$0.65	$0.94		$0.91
- Diluted	$0.65	$0.93		$0.83
Cash flow from operating activities of continuing operations	$650.7	$763.7		$465.8
Total cash costs of continuing operations (per gold ounce)(4)	$188	$39		$22
Dividends paid	$126.9	$79.1		$151.0
Cash and cash equivalents	$510.8	$526.3		$562.2
Total assets	$18,998.0	$17,965.9		$4,066.0

SUMMARIZED FINANCIAL RESULTS INCLUDING DISCONTINUED OPERATIONS (NON-GAAP)(1)
Revenues	$2,335.6	$1,710.0		$896.4
Gold (ounces)
- Produced	2,292,600	1,693,300		1,136,300
- Sold	2,253,400	1,708,000		1,344,600
Total cash costs (per gold ounce)(4)	$163	$33		$22

(1)	As a result of the sale of Goldcorp’s 50% interest in La Coipa, the results of that mine have been reclassified as discontinued operations, in accordance with GAAP, with restatement of prior periods from May 12, 2006, the date of acquisition. Where noted, certain results above have been presented including La Coipa for informational purposes only.

(2)	Includes Goldcorp’s share of results of Campbell, Musselwhite (68%) and Porcupine (51%) from May 12, 2006, the date of acquisition. Also includes Goldcorp’s share of results of El Sauzal, Marlin, San Martin and Marigold (67%) from November 4, 2006, the date of acquisition.

(3)	Includes, with the exception of net earnings, 100% of Wheaton’s results for the period subsequent to February 14, 2005, the date of acquisition. Net earnings include 82% of Wheaton’s results from February 15, 2005 to April 15, 2005 and 100% from April 16, 2005 onward.

(4)	The calculation of total cash costs per ounce of gold is net of by-product sales revenue (by-product copper revenue for Peak and Alumbrera; by-product silver revenue for La Coipa and Marlin at market silver prices; and by-product silver revenue for Luismin of $3.91 per silver ounce sold to Silver Wheaton).
REVIEW OF ANNUAL FINANCIAL RESULTS
After two years of substantial growth through acquisitions, starting with the acquisition of Wheaton in February 2005 and followed in 2006 with the acquisitions of certain Placer assets, Virginia, and the Glamis mines and projects, 2007 was a year of integration and process improvement. These acquisitions, along with the rise in commodity prices, have significantly transformed Goldcorp and resulted in substantial increases in revenue, gold production and gold sales, earnings, cash flows (before working capital adjustments) and assets. In December 2007, Goldcorp also acquired a full ownership interest in the Porcupine and Musselwhite mines and disposed of its 50% interest in the La Coipa mine.
When comparing the revenue, gold production and sales in 2007 to the two prior years, the increase is primarily the result of the inclusion of the Glamis and Placer assets for the full year in 2007. Net earnings in 2007 were also impacted by higher realized gold prices, which averaged 15% and 56% higher than in 2006 and 2005, respectively. Total cash costs per ounce increased significantly in 2007 compared to 2006 and 2005, primarily as a result of a decrease in copper sales volume and realized copper prices, higher operating costs due to the impact of the net proceeds payments to Yacimientos Mineros de Agua de Dionisio (“YMAD”), the strengthening of the Canadian dollar (which impacted the Canadian operations by $19 per ounce), and the addition of the Placer mines, which generated revenues at a higher cash cost than the Company’s pre-existing mines.
Net earnings in 2007 were also impacted by $62.0 million of after-tax gains on the disposition of mining interests and $10.0 million of dilution gains on Silver Wheaton and Terrane Metal shares. These gains were partially offset by $54.6 million of unrealized foreign exchange losses on the revaluation of future income tax liabilities on mineral interests resulting from acquisitions. In comparison, net earnings in 2006 were impacted by a $174.7 million non-cash impairment on the Amapari mine, partially offset by an $87.8 million after-tax gain on sale of Silver Wheaton shares and $4.7 million of unrealized foreign exchange gains on the revaluation of future income tax liabilities arising from acquisitions.

30 | 2007 GOLDCORP INC.

MANAGEMENT’S DISCUSSION & ANALYSIS
(in United States dollars, tabular amounts in millions, except where noted)
QUARTERLY FINANCIAL REVIEW

	2007(1)
	Q1	Q2	Q3	Q4	TOTAL

Revenues	$474.2	$528.8	$524.0	$679.8	$2,206.8
Gold produced (ounces)	552,900	526,000	545,000	622,600	2,246,500
Gold sold (ounces)	527,000	536,900	524,000	623,100	2,211,000
Average realized gold price (per ounce)	$650	$665	$685	$797	$703
Earnings from operations	$125.4	$135.9	$155.4	$195.6	$612.3
Net earnings (loss) from continuing operations	$117.5	$(9.0)	$70.3	$196.6	$375.4
Net earnings from discontinued operations(3)	$7.4	$11.9	$5.5	$59.9	$84.7
Net earnings	$124.9	$2.9	$75.8	$256.5	$460.1
Earnings (loss) per share from continuing operations(4)
- Basic	$0.17	$(0.01)	$0.10	$0.28	$0.53
- Diluted	$0.17	$(0.01)	$0.10	$0.28	$0.53
Earnings per share(4)
- Basic	$0.18	$0.00	$0.11	$0.36	$0.65
- Diluted	$0.18	$0.00	$0.11	$0.36	$0.65
Cash flow from operating activities of continuing operations	$111.2	$120.9	$189.0	$229.6	$650.7
Total cash costs of continuing operations (per gold ounce)(5)	$217	$166	$160	$208	$188

INCLUDING DISCONTINUED OPERATIONS(3)
Revenues	$505.6	$567.0	$554.1	$708.9	$2,335.6
Gold produced (ounces)	558,000	539,500	556,200	638,900	2,292,600
Gold sold (ounces)	531,300	546,400	537,200	638,500	2,253,400
Total cash costs (per gold ounce)(5)	$181	$133	$140	$195	$163

	2006(2)
	Q1	Q2	Q3	Q4	TOTAL

Revenues	$286.3	$481.1	$404.3	$477.7	$1,649.4
Gold produced (ounces)	295,100	370,900	419,900	579,100	1,665,000
Gold sold (ounces)	288,400	389,500	410,600	585,500	1,674,000
Average realized gold price (per ounce)	$560	$620	$620	$620	$610
Earnings (loss) from operations	$140.6	$221.0	$146.1	$(60.9)	$446.7
Net earnings from continuing operations	$92.4	$190.4	$62.4	$55.4	$400.6
Net earnings (loss) from discontinued operations(3)	$—	$—	$(2.9)	$10.6	$7.7
Net earnings	$92.4	$190.4	$59.5	$66.0	$408.3
Earnings per share from continuing operations(4)
- Basic	$0.27	$0.50	$0.15	$0.09	$0.92
- Diluted	$0.24	$0.49	$0.15	$0.09	$0.91
Earnings per share(4)
- Basic	$0.27	$0.50	$0.14	$0.11	$0.94
- Diluted	$0.24	$0.49	$0.14	$0.11	$0.93
Cash flow from operating activities of continuing operations	$74.4	$235.3	$223.4	$230.6	$763.7
Total cash costs of continuing operations (per gold ounce)(5)	$(88)	$(131)	$84	$183	$39

INCLUDING DISCONTINUED OPERATIONS(3)
Revenues	$286.3	$491.5	$418.9	$513.3	$1,710.0
Gold produced (ounces)	295,100	378,500	431,800	587,900	1,693,300
Gold sold (ounces)	288,400	398,700	421,400	599,500	1,708,000
Total cash costs (per gold ounce)(5)	$(88)	$(123)	$84	$160	$33

(1)	Reflects Goldcorp’s 100% ownership interest in Musselwhite and Porcupine acquired subsequent to December 21, 2007.

(2)	Includes Goldcorp’s share of results of Campbell, Musselwhite (68%) and Porcupine (51%) from May 12, 2006, the date of acquisition. Also includes Goldcorp’s share of results of El Sauzal, Marlin, San Martin and Marigold (67%) from November 4, 2006, the date of acquisition.

(3)	As a result of the sale of Goldcorp’s 50% interest in La Coipa on December 21, 2007, the results of that mine have been reclassified as discontinued operations, in accordance with GAAP, with restatement of prior periods from May 12, 2006, the date of acquisition. Where noted, certain results above have been presented including La Coipa for informational purposes only.

(4)	Sum of quarterly earnings per share may not equal the total for twelve months as each quarterly amount is calculated independently of each other.

(5)	The calculation of total cash costs per ounce of gold is net of by-product sales revenue (by-product copper revenue for Peak and Alumbrera; by-product silver revenue for La Coipa and Marlin at market silver prices; and by-product silver revenue for Luismin of $3.90 per silver ounce sold to Silver Wheaton).

31 | 2007 GOLDCORP INC.

MANAGEMENT’S DISCUSSION & ANALYSIS
(in United States dollars, tabular amounts in millions, except where noted)
REVIEW OF QUARTERLY FINANCIAL RESULTS
Net earnings for the fourth quarter of 2007 were $256.5 million or $0.36 per share, compared with $66.0 million or $0.11 per share in 2006. The main factors in the higher earnings are increased gold prices and sales volumes, gains on the disposition of property and Goldcorp’s interest in La Coipa totaling $55.5 million after tax. In comparison, net earnings for the fourth quarter of 2006 were reduced by an impairment charge for the Amapari mine of $175 million offset partially by a gain on sale of Silver Wheaton shares of approximately $88 million after tax.
The comparability of the quarterly operating results in 2007 and 2006 was impacted by the acquisition of the Placer assets on May 12, 2006 and the Glamis mines on November 4, 2006, and, to a lesser extent, the acquisition of the remaining 32% and 49% of the Musselwhite and Porcupine mines, respectively, and the disposition of La Coipa on December 21, 2007.
Gold production increased by 9%, to 638,900 ounces in the fourth quarter of 2007 compared with 587,900 ounces in 2006. Gold sales volume increased by 7%, to 638,500 ounces in 2007, at a total cash cost of $195 per ounce, compared with 599,500 ounces at a total cash cost of $160 in the fourth quarter of 2006. The increase in cash costs is reflective of lower copper by-product credits in the fourth quarter of 2007 combined with increasing operating costs experienced industry-wide. The strengthening of the Canadian dollar increased cash costs of the Canadian operations by approximately $49 per ounce.
Gold revenue increased by $202.1 million, or 42%, compared to the fourth quarter of 2006 due to higher spot prices, the higher ounces sold as a result of the Glamis acquisition, higher ounces produced and sold at Red Lake as a result of higher processing capacity and higher sales at Alumbrera due to the timing of year-end shipments. These increases were partially offset by the disposition of Peak and Amapari and lower production at Porcupine and Luismin.
With the rise in realized gold prices and gold ounces sold, the Company has been able to generate strong quarterly cash flows from operations in both 2007 and 2006. Cash costs have risen on a quarterly basis as a result of the lower proportion of by-product credit revenue generating mines in the total production mix of the Company. The Placer and Glamis mines have less by-product revenue, but this also means that the Company has increased its leverage to the gold price.
Corporate administration costs increased by $6.9 million, primarily due to higher donations and higher stock option expenses. Exploration costs increased by $5.1 million compared to 2006 because of the additional mines acquired, as well as a corporate focus on organic growth. Interest and other income increased by $4.2 million due to a gain from the sale of oil and gas royalties, and interest expense decreased by $8.5 million due to the refinancing of previous revolving credit with a lower interest rate credit facility.

32 | 2007 GOLDCORP INC.

MANAGEMENT’S DISCUSSION & ANALYSIS
(in United States dollars, tabular amounts in millions, except where noted)
RESULTS OF OPERATIONS(1)

					AVERAGE
			GOLD		REALIZED	EARNINGS	TOTAL
			PRODUCED	GOLD SOLD	GOLD PRICE	(LOSS) FROM	CASH COSTS
		REVENUES	(OUNCES)	(OUNCES)	(PER OUNCE)	OPERATIONS	(PER OUNCE)

RedLake(1)	2007	$503.4	700,600	714,900	$703	$213.1	$260
	2006	360.8	592,900	590,700	608	186.1	195
Musselwhite(2)(4)	2007	107.4	155,700	154,400	695	10.8	491
	2006	62.6	99,700	101,400	618	3.7	349
Porcupine(2)(4)	2007	111.4	158,400	158,400	702	4.3	489
	2006	72.9	113,500	118,100	618	16.9	430
Luismin(5)	2007	135.3	163,300	159,600	690	12.3	259
	2006	159.6	208,400	207,000	606	37.8	131
El Sauzal(3)	2007	217.8	306,900	306,500	704	73.6	120
	2006	45.1	63,600	71,000	630	14.3	97
Los Filos(7)	2007	—	43,800	—	—	—	—
	2006	—	—	—	—	—	—
Marlin(3)(5)	2007	203.7	227,200	232,700	707	72.8	144
	2006	32.3	42,300	41,000	627	16.0	113
Alumbrera(5)	2007	598.3	230,600	227,300	724	238.7	(684)
	2006	593.1	240,200	237,700	613	334.2	(1,176)
Marigold(3)	2007	68.8	93,900	95,100	723	1.2	575
	2006	19.2	24,900	30,700	625	6.3	308
Wharf	2007	42.7	57,700	57,400	709	14.2	369
	2006	40.6	63,000	63,400	605	12.3	340
San Martin(3)	2007	32.0	45,300	45,700	695	4.6	479
	2006	8.3	9,700	13,000	629	2.1	427
Silver Wheaton	2007	175.4	—	—	—	84.8	—
	2006	158.5	—	—	—	75.7	—
Peak(5)(6)	2007	18.9	36,000	30,900	626	7.7	348
	2006	79.7	122,600	114,500	586	21.4	215
Amapari(6)	2007	18.3	27,100	28,100	653	2.8	455
	2006	51.7	84,200	85,500	604	(189.6)	524
Terrane	2007	—	—	—	—	(7.4)	—
	2006	—	—	—	—	(3.1)	—
Other(8)	2007	(26.6)	—	—	—	(121.2)	—
	2006	(35.0)	—	—	—	(87.3)	—

Total — continuing operations	2007	$2,206.8	2,246,500	2,211,000	$703	$612.3	$188
	2006	1,649.4	1,665,000	1,674,000	610	446.8	39
La Coipa(2)	2007	$128.8	46,100	42,400	$711	$56.6	$(1,152)
	2006	60.6	28,300	34,000	616	8.5	(243)

Total — including discontinued operations (for information only)	2007	$2,335.6	2,292,600	2,253,400	$703	$668.9	$163
	2006	1,710.0	1,693,300	1,708,000	610	455.3	33

(1)	Red Lake operating results include those of the Campbell mine from May 12, 2006, the date of acquisition. Therefore, the comparative period in 2006 represents the Red Lake Complex prior to the acquisition date. The inclusion of higher costs from the Campbell complex in 2007 is the primary reason for increased cash costs per ounce period over period from the prior year. The combined mines are presented as one mine going forward.

(2)	Placer mine operating results are included from May 12, 2006, the date of acquisition.

(3)	Glamis operating results are included from November 4, 2006, the date of acquisition.

(4)	Reflects Goldcorp’s 100% ownership interest in Musselwhite and Porcupine acquired subsequent to December 21, 2007.

(5)	The calculation of total cash costs per ounce of gold is net of by-product sales revenue (by-product copper revenue for Peak and Alumbrera; by-product silver revenue for Marlin at market silver prices; and by-product silver revenue for Luismin of $3.90 per silver ounce sold to Silver Wheaton).

(6)	Peak mine operating results are included until April 27, 2007, the date of disposition. Amapari mine results are included until March 31, 2007, the date of disposition.

(7)	The Los Filos project has not yet achieved commercial production per Canadian GAAP. Pre-commercial production ounces are shown, and related sales revenue will be credited against capitalized project costs.

(8)	Includes costs of sales from silver sales in Luismin and Corporate activities. Includes Silver Wheaton.
33 | 2007 GOLDCORP INC.

MANAGEMENT’S DISCUSSION & ANALYSIS
(in United States dollars, tabular amounts in millions, except where noted)
OPERATIONAL REVIEW
RED LAKE GOLD MINES, CANADA

					TOTAL	TOTAL
OPERATING DATA	Q1	Q2	Q3	Q4	2007	2006	(1)

Tonnes of ore milled	180,900	163,900	170,400	205,800	721,000	768,900
Average mill head grade (grams/tonne)	32	32	31	28	31	28
Average recovery rate	97%	97%	97%	96%	97%	97%
Gold (ounces)
- Produced	179,400	173,500	163,400	184,300	700,600	665,600
- Sold	162,100	185,700	172,000	195,100	714,900	661,200
Average realized gold price (per ounce)	$652	$666	$684	$796	$703	$609
Total cash costs (per ounce)	$228	$246	$271	$291	$260	$195

FINANCIAL DATA

Revenues	$105.9	$124.0	$118.0	$155.5	$503.4	$402.0
Earnings from operations	$48.5	$52.0	$44.6	$68.0	$213.1	$177.1

(1)	The Campbell complex operations are included in Goldcorp’s operating results for the period subsequent to the date of acquisition, May 12, 2006. For comparative purposes only, the 2006 column includes the full year results from the Campbell complex operations, and may not include all of the pro forma financial adjustments required had the acquisition taken place on January 1, 2006.
The ongoing integration of the Red Lake gold mines continued to be the main focus of 2007 as this operation expanded its infrastructure and produced 700,600 ounces of gold at a total cash cost of $260 per ounce. This compared with 665,600 ounces of gold at a total cash cost of $195 per ounce during the prior year. The average mill feed grade increased to 31 grams per tonne (up from 28 grams per tonne in 2006), recoveries were maintained at 97% while the mill throughput decreased by 6%. Cash costs increased by 33% compared with 2006, where 25% of the increase, or $50 per ounce, relates principally to escalating costs for consumables, equipment and labour, while the stronger Canadian dollar accounted for the remaining 8%, or $15 per ounce.
The Red Lake operations’ expansion project has many components, all of which were advanced significantly during 2007. The primary purpose of the expansion is to increase mine and mill capacity. There are two key components of the project. The first is underground infrastructure development, which consists of sinking and equipping the shaft, underground development and ventilation, and the second phase is the expansion of the milling process, with the construction and commissioning of the Vertimill.
An increase in process capacity with the construction of the Vertimill was completed in the third quarter and the necessary permitting to commence operations on January 1, 2008 was received late in the fourth quarter. Initial plant trials have resulted in excellent grind sizes and recovery rates with a 35% increase in the throughput of the Red Lake mill. This increased capacity will be recognized in the second quarter of 2008 as the first underground ventilation improvements are implemented.
The underground infrastructure development will be considered operational when the infrastructure development is complete and the ventilation is operational, which is anticipated in mid-2008.
During 2007, the following key development activities were completed:
•	The sinking of the #3 shaft was completed in January 2007 when it reached a depth 1,924 meters below surface.

•	Personnel and material began traveling via the new shaft early in the second quarter and, following the completion of the 43 level loading pocket, skipping of development waste commenced.

•	Work continues on the waste/ore handling system for the new shaft, which includes the 43 level conveyor, underground bins and truck dump, and is expected to be completed by the third quarter of 2008. Ventilation upgrades are also in progress and a staged implementation throughout 2008 will provide additional ventilation and allow for increased mining rates.
Impressive high grade results were obtained from both surface and underground exploration drilling during the year. Priority was given to providing drilling access to the area between the two previous mines (the “Party wall”) and to the deeper areas of the orebody which require favorable drilling orientations. As a result, positive results were obtained from the Deep Campbell area, while the main High Grade Zone remains open at depth and will be tested once exploration platforms are completed later in 2008.
The underground mining contract was not renewed at the end of 2007 and 317 new (ex-contractor) employees, representing approximately 30% of the workforce, joined the company effective January 1, 2008.
34 | 2007 GOLDCORP INC.

MANAGEMENT’S DISCUSSION & ANALYSIS
(in United States dollars, tabular amounts in millions, except where noted)
MUSSELWHITE MINE, CANADA (Goldcorp’s interest — 100%)(1)

						TOTAL		TOTAL
OPERATING DATA	Q1	Q2	Q3	Q4	(1)	2007	(1)	2006	(2)

Tonnes of ore milled	226,800	231,700	228,700	223,900		911,100		884,900
Average mill head grade (grams/tonne)	5.19	5.47	5.53	5.60		5.41		5.51
Average recovery rate	96%	95%	96%	95%		96%		95%
Gold (ounces)
- Produced	36,200	38,500	39,800	41,200		155,700		148,800
- Sold	35,700	38,900	40,400	39,400		154,400		148,700
Average realized gold price (per ounce)	$648	$662	$677	$788		$695		$603
Total cash costs (per ounce)	$458	$478	$490	$534		$491		$425

FINANCIAL DATA

Revenues	$23.2	$25.8	$27.4	$31.0		$107.4		$89.7
Earnings from operations	$2.2	$2.2	$2.8	$3.6		$10.8		$6.0

(1)	On December 21, 2007, Goldcorp acquired Kinross Gold Corporation’s 32% interest in the Musselwhite gold mine, and, as a result, the table above reflects Goldcorp’s 68% ownership to December 21, 2007 and its 100% ownership subsequent to December 21, 2007.

(2)	Results from Musselwhite mine are included in Goldcorp’s financial results for the period subsequent to the date of acquisition, May 12, 2006. For comparative purposes only, the 2006 column includes the full year results from the Musselwhite mine operations, and may not include all of the pro forma financial adjustments required had the acquisition taken place on January 1, 2006.
Goldcorp’s share of the production for the year amounted to 155,700 ounces, which was 5% higher than in 2006. Mill throughput was 3% higher and mill recoveries increased by 2% compared to the previous year, while headgrade was 3% lower. The higher mill throughput resulted from increased underground production and improved equipment availability. The slightly lower headgrade was anticipated for the year.
Cash costs of $491 per ounce were 15% higher in the year compared to 2006, 9%, or $38 per ounce, of which was primarily due to higher mining equipment repair and operating costs and the remaining 6%, or $28 per ounce, was due to the strengthening of the Canadian dollar. An investment program to replace the aging mining equipment was initiated at Musselwhite during 2007. The second half of the year saw initial improvements in equipment efficiency and availability as new equipment was delivered and commissioned.
Exploration was successful on several fronts at Musselwhite during 2007, indicating high potential for future resource growth at the operation. Underground exploration in the PQ Deeps continued to return positive results, which are reflected in the year-end Reserves and Resources. Drilling is progressing on the North Shore of Opapimiskin Lake (1.8 kilometres along strike from the last PQ Deeps intersection) following initial encouraging results and a newly-discovered parallel shear zone 200 meters west of the current workings (the “Moose zone”) is being investigated.
35 | 2007 GOLDCORP INC.

MANAGEMENT’S DISCUSSION & ANALYSIS
(in United States dollars, tabular amounts in millions, except where noted)
PORCUPINE MINE, CANADA (Goldcorp’s interest — 100%)(1)

					TOTAL		TOTAL
OPERATING DATA	Q1	Q2	Q3	Q4 (1)	2007	(1)	2006	(2)

Tonnes of ore milled	491,100	489,200	484,900	592,300	2,057,500		2,151,000
Average mill head grade (grams/tonne)	2.49	2.73	2.44	2.26	2.47		2.55
Average recovery rate	94%	96%	94%	93%	94%		93%
Gold (ounces)
- Produced	36,800	41,400	36,800	43,400	158,400		162,700
- Sold	30,400	45,900	37,300	44,800	158,400		168,200
Average realized gold price (per ounce)	$649	$664	$680	$794	$702		$606
Total cash costs (per ounce)	$419	$447	$483	$584	$489		$370

FINANCIAL DATA

Revenues	$19.8	$30.5	$25.5	$35.6	$111.4		$102.1
Earnings from operations	$1.3	$3.2	$0.3	$(0.5)	$4.3		$17.1

(1)	On December 21, 2007, Goldcorp acquired Kinross Gold Corporation’s 49% interest in the Porcupine gold mine, and, as a result, the table above reflects Goldcorp’s 51% ownership to December 21, 2007 and its 100% ownership subsequent to December 21, 2007.

(2)	Results from the Porcupine mine are included in Goldcorp’s financial results for the period subsequent to the date of acquisition, May 12, 2006. For comparative purposes only, the 2006 column includes the full year results from the Porcupine mine operations, and may not include all of the pro forma financial adjustments required had the acquisition taken place on January 1, 2006.
Production from the Porcupine operation is sourced from the Hoyle Pond underground mine, remnant mining at the Dome underground mine and an open pit mine at Pamour. Goldcorp’s share of Porcupine production amounted to 158,400 ounces in 2007, which was 3% lower than in 2006 due primarily to the lower ore grade from the Pamour open pit. The underground operations saw an increase in ounces produced compared to 2006. Mill throughput was down slightly from the prior year, primarily due to a planned multi-week mill shutdown of one mill circuit that included both the rod and ball mills while recoveries increased 1% over 2006 levels.
Cash costs in 2007 increased 32% over the same period last year, 24% ($88 per ounce) of which was due to reduced gold production and higher consumable and maintenance costs at all the Porcupine operations, while the remaining 8% ($31 per ounce) was related to the strengthening Canadian dollar, The Pamour open pit has underperformed throughout the year and again in the fourth quarter, offsetting strong performance from both the Dome and Hoyle Pond underground operations. It is expected that Pamour’s production results will improve in 2008 as mining proceeds below the old existing pit.
Exploration drilling during the year at the Hoyle Pond underground returned significant results from 200 metres below the current operations, so underground development work to support further, deeper exploration in 2008 has been initiated. Drilling continued on the Hollinger project, where engineering and community consultation are ongoing, targeting completion of a pre-feasibility study in the first half of 2008.
Porcupine recorded a $10.8 million gain (Goldcorp’s share), which was included in “other income,” derived from the sale of the Bell Creek Mill and Tailings Complex to Lake Shore Gold which closed in late December of 2007.
36 | 2007 GOLDCORP INC.

MANAGEMENT’S DISCUSSION & ANALYSIS
(in United States dollars, tabular amounts in millions, except where noted)
LUISMIN MINES, MEXICO(1)

					TOTAL	TOTAL
OPERATING DATA	Q1	Q2	Q3	Q4	2007	2006

Tonnes of ore milled	232,400	197,100	203,000	213,100	845,600	1,085,700
Average mill head grade (grams/tonne)
- Gold	6.46	6.09	7.37	5.81	6.43	6.34
- Silver	326	286	381	354	337	328
Average recovery rate
- Gold	95%	92%	92%	94%	94%	94%
- Silver	92%	90%	91%	91%	91%	89%
Produced (ounces)
- Gold	45,900	35,600	44,400	37,400	163,300	208,400
- Silver	1,898,300	1,341,300	1,865,600	1,829,400	6,934,600	8,931,700
Sold (ounces)
- Gold	46,500	34,500	44,000	34,600	159,600	207,000
- Silver	1,937,000	1,394,000	1,900,000	1,682,000	6,913,000	8,978,200
Average realized price (per ounce)
- Gold	$648	$667	$683	$780	$690	$606
- Silver(2)	$3.90	$3.90	$3.90	$3.94	$3.91	$3.90
Total cash costs per gold ounce(2)	$141	$377	$255	$304	$259	$131

FINANCIAL DATA

Revenues	$37.8	$27.7	$36.8	$33.0	$135.3	$159.6
Earnings (loss) from operations	$9.4	$(2.9)	$5.0	$0.8	$12.3	$37.8

(1)	Prior period figures include the results of the San Martin mine (Mexico), which was sold on January 31, 2007.

(2)	Luismin silver is sold to Silver Wheaton at a price of $3.90 per ounce. The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue of $3.90 per silver ounce from January to October and $3.95 in November and December. If the silver sales were treated as a co-product, average total cash costs at Luismin for the year ended December 31, 2007, would be $333 per ounce of gold (2006 — $231).
Production from the Luismin mines includes:
•	the San Dimas district, one of the most significant gold-silver deposits in Mexico and

•	Nukay, a small underground mine located adjacent to the Los Filos operation in the south-west of Mexico. With the commencement of commercial production at Los Filos as of January 1, 2008, the production from the Nukay mine will be reported as part of the Los Filos operation in 2008.
Overall production of gold and silver for the year was 163,000 gold ounces and 6.9 million silver ounces, which, in both cases, was 22% lower than the corresponding period last year primarily due to the production of the San Martin mine which was included in 2006. Excluding the effect of the sale of the San Martin mine on January 31, 2007, current year production was lower by 12% in gold and 23% in silver in comparison to 2006 and tonnes milled were 3% higher. The reduced production was primarily due to delays in mine development, which affected the operation’s ability to access high-grade zones.
Cash costs for 2007 increased significantly as a result of the lower gold production, the lower silver by-product credit and higher costs for labour and consumables. The plant upgrades to the milling, tailings and smelting areas at San Dimas are expected to provide increased efficiencies during 2008. Additional underground development has commenced in preparation for increases in mill throughput anticipated in 2010. Construction of the Las Truchas hydroelectric plant is nearing completion and is expected to provide 7 megawatts of low cost power to the operation from mid-2008.
Exploration continued in many of the multiple veins of the San Dimas operation. Nukay exploration continued to focus on the skarn at the limestone — porphyry contact.
37 | 2007 GOLDCORP INC.

MANAGEMENT’S DISCUSSION & ANALYSIS
(in United States dollars, tabular amounts in millions, except where noted)
EL SAUZAL MINE, MEXICO

					TOTAL	TOTAL
OPERATING DATA	Q1	Q2	Q3	Q4	2007	2006	(1)

Tonnes of ore mined	594,800	779,600	701,100	618,000	2,693,500	2,633,600
Tonnes of waste removed	985,100	1,169,400	1,179,100	1,261,600	4,595,200	4,757,800
Ratio of waste to ore	1.7	1.5	1.7	2.0	1.7	1.8
Tonnes of ore milled	480,200	575,600	574,700	534,900	2,165,400	2,107,700
Average mill head grade (grams/tonne)	4.64	4.70	4.46	5.11	4.65	4.70
Average recovery rate	94%	94%	94%	94%	94%	94%
Gold (ounces)
- Produced	66,600	79,900	77,600	82,800	306,900	299,600
- Sold	66,500	75,600	81,000	83,400	306,500	296,800
Average realized gold price (per ounce)	$655	$664	$683	$799	$704	$607
Total cash costs (per ounce)	$117	$127	$117	$118	$120	$103

FINANCIAL DATA

Revenues	$44.1	$50.8	$56.0	$66.9	$217.8	$182.0
Earnings from operations	$11.7	$13.5	$17.1	$31.3	$73.6	$119.4

(1)	Results from the El Sauzal mine are included in Goldcorp’s financial results for the period subsequent to the date of acquisition, November 4, 2006. For comparative purposes only, the 2006 column includes the full year results from the El Sauzal mine operations, and may not include all of the pro forma financial adjustments required had the acquisition taken place on January 1, 2006.
El Sauzal continued to deliver strong results with a 2% increase in gold production for the year. The recovery was unchanged at 94%, while mill throughput increased 2% over the prior year. A 17% increase in cash costs resulted from higher maintenance costs on the heavy equipment fleet.
During 2007 a decision was taken not to pursue a proposed heap leach project at the site and the investigation of alternatives to treat the lower grade material remains in progress.
Extension of the mine life at El Sauzal is a priority of the exploration program, consequently drilling continued throughout the year inside the pit area and in the immediately surrounding regions.
38 | 2007 GOLDCORP INC.

MANAGEMENT’S DISCUSSION & ANALYSIS
(in United States dollars, tabular amounts in millions, except where noted)
MARLIN MINE, GUATEMALA

					TOTAL	TOTAL
OPERATING DATA	Q1	Q2	Q3	Q4	2007	2006 (1)

Tonnes of ore milled	361,500	442,100	462,200	506,800	1,772,600	1,088,800
Average mill head grade (grams/tonne)
- Gold	4.87	4.27	4.36	4.73	4.55	4.92
- Silver	89	80	86	84	84	75
Average recovery rate
- Gold	83%	89%	91%	90%	88%	87%
- Silver	58%	60%	63%	56%	59%	60%
Produced (ounces)
- Gold	46,800	53,700	58,700	68,000	227,200	161,000
- Silver	591,900	680,800	793,600	771,000	2,837,300	1,598,400
Sold (ounces)
- Gold	51,100	52,700	57,000	71,900	232,700	153,800
- Silver	616,400	667,000	675,800	938,100	2,897,300	1,443,000
Average realized gold price (per ounce)	$653	$664	$679	$799	$707	$602
Total cash costs (per ounce)(2)	$144	$140	$176	$121	$144	$209

FINANCIAL DATA

Revenues	$41.6	$43.8	$47.3	$71.0	$203.7	$109.9
Earnings from operations	$16.4	$17.6	$17.5	$21.3	$72.8	$36.4

(1)	Results from the Marlin mine are included in Goldcorp’s financial results for the period subsequent to the date of acquisition November 4, 2006. For comparative purposes only, the 2006 column includes the full year results from the Marlin mine operations, and may not include all of the pro forma financial adjustments required had the acquisition taken place on January 1, 2006.

(2)	The calculation of total cash costs per ounce of gold sold is net of by-product silver sales revenue. If the silver sales were treated as a co-product, average total cash costs at Marlin for the year ended December 31, 2007, would be $253 per ounce of gold and $4.76 per ounce of silver (2006 — $270 and $5, respectively).
During 2007 the Marlin mine produced 227,200 ounces of gold and 2,897,300 ounces of silver, an increase of 41% in gold and 81% in silver over the 2006 production. Mill throughput increased by 63% over the same period due to the optimization efforts and upgrades made to the process plant throughout the year. Gold recovery increased slightly over the previous year while silver decreased because of the reduced retention time. A seventh leach tank was commissioned during the fourth quarter to aid recoveries and offset this impact and test work remains in progress to further enhance the process. The lower ore grade processed was a result of the underground mining sequence, but its impact was more than offset by the higher volumes of ore processed.
Underground ore production increased 103% over the prior year, averaging 982 tonnes per day. Additional mining equipment and the implementation of long hole stope mining in appropriate areas of the operation continue to favourably impact the underground production rate. On-going training in the open pit area saw the surface mining rate increase 42% to an average of 13,147 tonnes per day for the year. Cash costs for the year were $144 per ounce compared to $209 in 2006, a reduction of 31%, which relates principally to increased gold production and higher silver credits.
39 | GOLDCORP INC.

MANAGEMENT’S DISCUSSION & ANALYSIS
(in United States dollars, tabular amounts in millions, except where noted)
ALUMBRERA MINE, ARGENTINA (Goldcorp’s interest — 37.5%)

					TOTAL	TOTAL
OPERATING DATA	Q1	Q2	Q3	Q4	2007	2006

Tonnes of ore mined	2,504,300	2,493,700	2,133,400	2,475,000	9,606,400	11,625,500
Tonnes of waste removed	8,488,500	8,181,100	7,476,800	7,469,400	31,615,800	30,435,400
Ratio of waste to ore	3.4	3.3	3.5	3.0	3.3	2.6
Tonnes of ore milled	3,648,800	3,584,500	3,683,300	3,561,000	14,477,600	13,631,100
Average mill head grade
- Gold (grams/tonne)	0.54	0.61	0.78	0.77	0.67	0.71
- Copper (%)	0.49%	0.55%	0.61%	0.58%	0.56%	0.56%
Average recovery rate
- Gold	69%	72%	73%	80%	74%	78%
- Copper	82%	83%	84%	86%	84%	88%
Produced
- Gold (ounces)	43,200	50,800	66,000	70,600	230,600	240,200
- Copper (thousands of pounds)	32,600	36,400	40,800	39,200	149,000	148,900
Sold
- Gold (ounces)	40,000	51,000	49,600	86,700	227,300	237,700
- Copper (thousands of pounds)	30,300	36,700	32,100	49,100	148,200	144,500
Average realized price
- Gold (per ounce)	$652	$661	$704	$807	$724	$613
- Copper (per pound)	$2.93	$3.66	$3.82	$2.64	$3.22	$3.58
Total cash costs (per gold ounce)(1)	$(299)	$(1,071)	$(1,057)	$(420)	$(684)	$(1,176)

FINANCIAL DATA

Revenues	$104.3	$154.8	$151.0	$188.2	$598.3	$593.1
Earnings from operations	$22.1	$69.6	$69.2	$77.8	$238.7	$334.2

(1)	The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue. If copper production were treated as a co-product, average total cash costs at Alumbrera for the year ended December 31, 2007 would be $325 per ounce of gold and $1.72 per pound of copper (2006 — $215 per ounce of gold and $1.31 per pound of copper).
Gold production at Alumbrera was approximately 10,000 ounces lower in 2007 compared to 2006. This was due to lower recovery and lower head grade on slightly higher tonnage milled. Copper production was virtually unchanged from 2006 to 2007. By-product cash costs increased to ($684) per ounce due to a lower realized copper price as well as increasing operating costs at Alumbrera. Ore milled was higher in 2007 than 2006 by just under a million tonnes. This was due to improvements in the milling circuit, and the processing of more stockpile material. Ore mined actually was less than in 2006 as waste movement was prioritized to prepare for access to the new phases to be started in 2008. Mill head grade for 2007 was lower than in 2006, a trend that will continue in future years at Alumbrera, though copper grade was maintained. Overall, recoveries for the year were down, reflecting the milling of large amounts of lower recovery stockpiled ‘oxide’ ores during the year. Stockpiled ore will continue to be processed throughout most of the remaining mine life.
Construction of the molybdenum recovery plant was completed during 2007 with positive initial results from the flotation circuit. Issues with the thickeners and rheology were addressed during the fourth quarter and startup is expected in the first quarter of 2008.
Late in the fourth quarter of 2007, the Argentine government informed a number of mining exporters that their products would be subject to an export duty from the beginning of December 2007. Alumbrera has a fiscal stability agreement with the Government which provides for a period of 30 years of fiscal stability. Prior to December 2007, Alumbrera was not required to pay the export duty that was introduced in 2002 as part of the government’s economic emergency measures. Depending on the product, the export duty ranges from 5% (gold and silver) to 10% (copper) of revenue. At year end, Alumbrera was contesting the payment of the export duty.
40 | 2007 GOLDCORP INC.

MANAGEMENT’S DISCUSSION & ANALYSIS
(in United States dollars, tabular amounts in millions, except where noted)
MARIGOLD MINE, UNITED STATES (Goldcorp’s interest — 67%)

					TOTAL	TOTAL
OPERATING DATA	Q1	Q2	Q3	Q4	2007	2006	(1)

Tonnes of ore mined	969,200	1,474,300	1,682,600	2,059,900	6,186,000	5,778,900
Tonnes of waste removed	6,497,100	5,486,500	3,740,200	3,803,400	19,527,500	19,396,500
Ratio of waste to ore	6.7	3.7	2.2	1.9	3.2	3.4
Tonnes of ore processed	969,200	1,474,300	1,682,600	2,059,900	6,186,000	5,779,100
Average head grade (grams/tonne)	0.49	0.45	0.75	0.96	0.71	0.74
Average recovery rate	70%	70%	70%	70%	70%	70%
Gold (ounces)
- Produced	14,300	18,600	21,800	39,200	93,900	99,800
- Sold	14,700	19,300	19,700	41,400	95,100	98,200
Average realized gold price (per ounce)	$647	$667	$681	$796	$723	$602
Total cash costs (per ounce)	$549	$754	$580	$500	$575	$464

FINANCIAL DATA

Revenues	$9.5	$12.9	$13.4	$33.0	$68.8	$59.2
Earnings (loss) from operations	$(1.0)	$(4.9)	$(1.2)	$8.3	$1.2	$16.0

(1)	Results from Marigold mine are included in Goldcorp’s financial results for the period subsequent to the date of acquisition, November 4, 2006. For comparative purposes only, the 2006 column includes the full year results from the Marigold mine operations, and may not include all of the pro forma financial adjustments required had the acquisition taken place on January 1, 2006. 2006 cash costs have been restated for consistency with Goldcorp’s accounting practices.
Goldcorp’s share of the Marigold production amounted to 93,900 ounces of gold during 2007, a 6% decline from the previous year. The reduction in ounces produced was due to 33% fewer ounces placed on the heap-leach pad in the first six months of 2007 versus 2006, which was attributable to both lower grade and higher stripping ratios. In the last half of the year, 34% more ounces were placed on the leach pad; however, a significant portion (43%) of these ounces remained in inventory at year end. Compared to 2006, a 7% increase in tonnes of ore processed was partially offset by a 4% decrease in ore grade, netting out to a 3% increase in gold ounces stacked on the leach pad during 2007.
The pit development sequence during 2007 was similar to 2006, with ore production from the lower grade Antler Pit dominating the first two quarters of the year and mining focused in the higher grade Basalt Pit during the second half of the year. The cash cost of gold produced increased by 24% over 2006 due to very high strip ratios in the early part of 2007, accompanied by lower gold production and higher maintenance and consumable costs.
Exploration on the property focused on expansion of the Basalt Pit, the evaluation of the Trout Creek fault that hosts the Marigold orebodies and the evaluation of on-trend structural targets in gravel-covered pediment at the north end of the property.
41 | 2007 GOLDCORP INC.

MANAGEMENT’S DISCUSSION & ANALYSIS
(in United States dollars, tabular amounts in millions, except where noted)
WHARF MINE, UNITED STATES

					TOTAL	TOTAL
OPERATING DATA	Q1	Q2	Q3	Q4	2007	2006	(1)

Tonnes of ore mined	603,100	612,200	852,500	838,300	2,906,100	2,968,000
Tonnes of ore processed	597,800	640,200	888,800	847,800	2,974,600	3,040,400
Average grade of gold processed (grams/tonne)	1.36	1.36	0.87	0.72	1.01	1.02
Average recovery rate	71%	66%	63%	69%	67%	75%
Gold (ounces)
- Produced	14,000	12,600	12,200	18,900	57,700	63,000
- Sold	15,700	12,800	12,000	16,900	57,400	63,400
Average realized gold price (per ounce)	$653	$658	$690	$806	$709	$605
Total cash costs (per ounce)	$330	$364	$338	$429	$369	$340

FINANCIAL DATA

Revenues	$10.7	$8.8	$8.8	$14.4	$42.7	$40.6
Earnings from operations	$4.0	$2.1	$3.1	$5.0	$14.2	$12.3

The Wharf Mine produced 57,700 ounces of gold in 2007 compared with 63,000 ounces in 2006. This drop in production was the result of ore with lower recoveries from the final benches of the Trojan Pit and poor recoveries from the plant which were subsequently corrected through refurbishment of the acid wash circuit and replacement of the carbon reactivation kiln.
Total cash costs increased by 9% year-on-year as a result of the lower production, increases in consumables prices and increases in royalty payments which result from the higher realized gold price. Most of this increase occurred in the fourth quarter, as gold prices increased significantly during that time and more lower-grade ore, which has higher unit costs, was placed on the pad.
Successful exploration and definition drilling in the American Eagle area adjacent to the Trojan and Deep Portland Pits has resulted in an extension to the mine life at Wharf to at least 2010. Drilling will continue into 2008 to better define the extent of the preliminary resource modeling and to explore additional targets.
42 | 2007 GOLDCORP INC.

MANAGEMENT’S DISCUSSION & ANALYSIS
(in United States dollars, tabular amounts in millions, except where noted)
SAN MARTIN MINE, HONDURAS

					TOTAL	TOTAL
OPERATING DATA	Q1	Q2	Q3	Q4	2007	2006	(1)

Tonnes of ore mined	715,800	974,900	862,100	46,000	2,598,800	4,022,100
Tonnes of waste removed	1,307,900	859,500	498,600	—	2,666,000	4,455,700
Ratio of waste to ore	1.83	0.88	0.57	n/a	1.0	1.11
Tonnes of ore processed	715,800	974,900	862,100	46,000	2,598,800	4,023,600
Average mill head grade (grams/tonne)	0.66	0.77	0.85	0.72	0.77	0.78
Average recovery rate	55%	55%	51%	51%	54%	55%
Gold (ounces)
- Produced	11,400	14,100	11,000	8,800	45,300	59,600
- Sold	11,400	14,400	11,000	8,900	45,700	61,600
Average realized gold price (per ounce)	$657	$662	$691	$804	$695	$605
Total cash costs (per ounce)	$453	$459	$498	$521	$479	$350

FINANCIAL DATA

Revenues	$7.6	$9.5	$7.7	$7.2	$32.0	$37.5
Earnings from operations	$1.6	$2.2	$1.4	$(0.6)	$4.6	$7.0

(1)	Results from San Martin mine are included in Goldcorp’s financial results for the period subsequent to the date of acquisition, November 4, 2006. For comparative purposes only, the 2006 column includes the full year results from the San Martin mine operations, and may not include all of the pro forma financial adjustments required had the acquisition taken place on January 1, 2006.
2007 was San Martin’s last year as an operating mine with the mine entering reclamation and closure activities during the fourth quarter of the year. Gold production was 45,300 ounces, down 24% from the prior year because mining was completed in the Palo Alto pit in October.
The focus of the operation has shifted to responsible closure and sustainable development activities. During the fourth quarter the overburden dumps were re-contoured and the lower portions of the Palo Alto pit were back-filled. Further recontouring, revegetation and final leach and rinse on the leach pads will continue into 2008 and 2009. As areas of the site become reclaimed they are ceded to the San Martin Foundation, where commercial agricultural projects are being piloted with the goal of developing self-sustaining commercial projects.
43 | 2007 GOLDCORP INC.

MANAGEMENT’S DISCUSSION & ANALYSIS
(in United States dollars, tabular amounts in millions, except where noted)
SILVER WHEATON CORP (Goldcorp’s interest — 48%; 100% figures shown)(1)

					TOTAL	TOTAL
OPERATING DATA	Q1	Q2	Q3	Q4	2007	2006

Ounces of silver sold
- Luismin	1,937,000	1,394,000	1,900,000	1,682,000	6,913,000	8,978,200
- Zinkgruvan	519,000	539,000	247,000	540,000	1,845,000	1,685,800
- Yauliyacu	887,000	844,000	792,000	919,000	3,442,000	2,867,000
- Stratoni	—	276,000	190,000	402,000	868,000

Total	3,343,000	3,053,000	3,129,000	3,543,000	13,068,000	13,531,000
Average realized silver price (per ounce)	$13.20	$13.58	$12.66	$14.18	$13.42	$11.72
Total cash costs (per ounce)	$3.90	$3.90	$3.90	$3.93	$3.91	$3.90

FINANCIAL DATA

Revenues	$44.1	$41.5	$39.6	$50.2	$175.4	$158.5
Earnings from operations	$21.7	$20.0	$18.3	$24.8	$84.8	$75.7

(1)	Goldcorp’s disposed of its 48% interest in Silver Wheaton on February 14, 2008.
PROJECT DEVELOPMENT REVIEW
LOS FILOS PROJECT, MEXICO
The Los Filos Project is a 100% owned development project, consisting of two open pit mines (Los Filos and El Bermejal) with common heap leach, wet plant and ancillary facilities. Total reserves of Los Filos are 5.64 million gold ounces, with 0.90 million ounces in the proven category and 4.74 million ounces classified as probable reserves.
Los Filos is located in the Nukay mining district of central Guerrero State in southern Mexico, approximately 230 kilometers south of Mexico City. The property is accessible from Highway 95, a major paved route between Mexico City and Acapulco. At the village of Mezcala on Highway 95, a former 8.5 kilometre dirt road leading to Los Filos and El Bermejal areas was broadened and paved as part of the project scope and is fully operational. Driving time from Mexico City is approximately three hours. The Los Filos project is located near established power and road infrastructure at Mezcala and near centers of supply for materials and workers at Chilpancingo, Iguala and Cuernavaca.
The Los Filos operation entered commercial production on January 1, 2008. Following a year in which construction activities were completed and commissioning carried out, the operation finished the year with 8,818,000 tonnes under leach on the leach pads and 43,800 ounces of gold produced since its first gold pour in June 2007. By year-end, daily total mining rates were averaging 99,000 tonnes per day.
Ore is currently being stacked on the run-of-mine heap leach pad at a rate of 47,000 tonnes per day. Modifications to the crushed ore bin are currently being investigated, while the higher grade fraction of the ore from the Los Filos pit, which was initially planned to be crushed, is being stacked without crushing.
Stage I of the heap leach pad has 27 hectares under leach and Stage II is currently under construction. The leach characteristics of the ore are consistent with earlier studies.
Early in 2007 the project was adversely affected by a road blockade carried out by a small group from one of the local communities seeking to renegotiate the land purchase and rental agreements. The disputes were settled and subsequent relations with the local communities have been good.
Gold sales in the year amounted to 39,700 ounces, the proceeds of which were offset against the construction in progress. Pre-operational costs incurred prior to commercial production were capitalized. Capital expenditure for the project construction, exclusive of pre-operating costs, totaled $307.5 million.
44 | 2007 GOLD CORP INC.

MANAGEMENT’S DISCUSSION & ANALYSIS
(in United States dollars, tabular amounts in millions, except where noted)
PEÑASQUITO PROJECT, MEXICO
Peñasquito is a 100% owned development project consisting initially of two open pits, Chile Colorado and Peñasco. The mine is in development, with the current feasibility study envisaging a heap leach operation starting in 2008, followed by a 130,000 tonne per day milling operation in 2009. Annual production over the life of mine (estimated at 19 years) is expected to average approximately 400,000 ounces of gold, 31 million ounces of silver and over 400 million pounds of zinc. In June 2007, new reserves were calculated using the latest exploration data and the deposit now contain 13.05 million ounces of proven and probable gold reserves, 4.73 million ounces of measured and indicated gold resources and 9.02 million ounces of inferred gold resources. In addition, Peñasquito contains 863.9 million ounces of proven and probable silver reserves, 413.3 million ounces of measured and indicated silver resources and 509.9 million ounces of inferred silver resources. Significant quantities of zinc and lead will also add to the revenue base. The deposit remains open to the north, east, and at depth. Exploration drilling remains in progress.
During the fourth quarter, the Goldcorp Board approved a plan to expand the design mill throughput by 30% at the Peñasquito project in Mexico to 130,000 ore tonnes per day and to accelerate the project production schedule. This expansion followed the 48% increase in proven and probable reserves announced in June, 2007. The revised capital cost estimate for project completion amounts to $1.49 billion, which includes $437 million spent to date. Purchase commitments totaled $421 million at December 2007 and the project EPCM progress stood at 37%. Construction is on schedule and the first gold pour from the oxide material, which is ancillary to the primary operations, is expected to be achieved in 2008.
The warehouse and administration buildings have been erected and work continues on the interiors of both facilities. Concrete pours at the primary crusher building, the reclaim tunnels, the Merrill-Crowe plant and the mill floor area are ongoing. A 6,000 cubic metre continuous pour for the mill foundation was completed in 50 hours during November without incident. The leach pad liner placement has commenced and the first of five cells was almost complete at year-end. Work at the substations continues and the 400kV power line is scheduled to be energized during the first quarter of 2008.
Initial mining equipment, including fourteen haul trucks and three front-end loaders, had been commissioned by year-end and was engaged in pre-stripping activities at a rate of 80,000 tonnes per day. Additional mine equipment continues to arrive on the site and training of the operating crews is ongoing. The components of the first mine shovel arrived late in the year and it should be assembled and operational by the end of the first quarter 2008. The road to the leach pad has been established for run-of-mine material and overliner material is being crushed and placed on the liner.
Significant advancements were made during the year in regard to providing water to the project. Pit dewatering wells are providing water for the construction activities and ten wells have been installed at the Cedros wellfield, 20 kilometers from the project, to provide the necessary water during operations.
Optimizations studies are ongoing for haulage, crush size versus recovery for the oxide material, and concentrate transportation.
Concentrate production from the sulphide processing circuit is expected by the end of 2009.
ÉLÉONORE PROJECT, CANADA
The Éléonore Project is located in the north-east corner of the Opinaca Reservoir in the James Bay region of Québec, Canada. The Éléonore deposits is a major new gold discovery in a relatively unexplored area in the Province of Québec, located in the core of what Goldcorp believes to be a promising) new gold district in North America. An initial indicated gold resource estimate of 1.8 million ounces at an average grade of 7.4 grams per tonne and initial inferred gold resource of 0.9 million at an average grade of 7.1 grams per tonne was announced in June 2007. By December 31, 2007, the indicated gold resource had grown to 2.5 million ounces at an average grade of 7.2 grams per tonne and the inferred gold resource had grown to 1.2 million ounces at an average grade of 6.6 grams per tonne. High grade drill results outside the resource boundary point to significant expansion potential at Éléonore.
In 2007, intense drilling on site continued with up to five rigs in operation, concentrating on the deep, north and south extensions of the ore body. In parallel, the project exploration team carried out detailed mapping of the stripped outcrop over the Roberto area for a more detailed understanding of the mineralization.
The permit application for the permanent airstrip and access road was submitted and was under review by governmental authorities at year-end. The mine environmental and social impact assessment (ESIA) work was also initiated, with a project notice submitted to regulators in November. Upon receiving guidelines for the ESIA, the assessment work will be completed and submitted in the first half of 2008.
A pre-feasibility study program was initiated during 2007 in order to investigate the primary physical, technical and economic components of the proposed project. This work is in progress at year-end and a feasibility study is anticipated by the end of 2008.
In order to improve the costs and efficiency of the transportation to and from the site, construction of an airstrip and access road is expected to commence in 2008.
45 | 2007 GOLDCORP INC.

MANAGEMENT’S DISCUSSION & ANALYSIS
(in United States dollars, tabular amounts in millions, except where noted)
In line with Goldcorp’s commitment to the importance of sustainable development and social relationships, the project team is continuing to develop a collaborative relationship with key stakeholders. The development of a long-term collaboration agreement is in progress with the Cree Nation of Wemindji as well as other Cree Nations. Discussions also continued with various governmental departments and Hydro-Québec.
Cumulative capital expenditures to December 31, 2007 amounted to $62 million.
CERRO BLANCO PROJECT, GUATEMALA
The Cerro Blanco Project is located in southwestern Guatemala and is considered to be a classic hot springs gold deposit with typical bonanza type gold mineralization. There is a possibility of developing an underground mine which would also consist of potential operating synergies with the Marlin Mine.
All necessary licenses and permits were received in 2007 to begin construction of a decline to intercept the ore body to carry out metallurgical tests to assist with design optimization. Along with the underground gold/silver mine, a geothermal power generation project is under review, with a feasibility study to be completed in 2008.
PUEBLO VIEJO, DOMINICAN REPUBLIC (Goldcorp’s interest – 40%)
Pueblo Viejo is an 18 million ounce proven and probable gold reserve, where Goldcorp’s interest represents 7.2 million ounces. The project is a partnership with Barrick Gold Corporation, the project operator. The deposit also contains 87.8 million ounces of silver, 360 million pounds of copper and 2.6 billion pounds of zinc. The mine will be comprised of two conventional open pits, which are expected to produce an average of 775,000-800,000 ounces of gold per year (100% basis), over an anticipated life of 20 years. The ore is refractory and will be treated at a rate of 15,000 tonnes per day by whole ore pressure oxidation, followed by CIL cyanide leach.
The project continued to be evaluated during 2007 and an updated feasibility study is expected early in 2008, with a production decision required back to the Dominican government in February 2008. The current capital cost estimate for the project is $2.1-2.3 billion. Barrick continues to complete studies investigating the potential to enhance zinc recoveries from the operation and is also investigating various power options that would provide lower power costs to the mine.
EXPENSES

	2007	2006	2005

Depreciation and depletion	$465.1	$304.4	$135.3
Corporate administration	132.9	83.0	43.9
Exploration	42.7	27.6	8.0
Write-down of mining interests	—	174.7	—

Depreciation and depletion related to mining activities increased to $465.1 million for the year, compared to $304.4 million in 2006 and $135.3 million in 2005, primarily as a result of higher production and the amortization of fair value allocations for acquisitions of certain Placer Dome mining assets acquired in May 2006 and Glamis mining assets acquired in November 2006.
Corporate administration costs have increased year over year since 2005 due primarily to increased corporate activity relating to the acquisitions of Wheaton, Placer and Glamis. Included in corporate administration are stock option expenses of $41.2 million in 2007 (2006 -$22.7 million; 2005 - $13.9 million), which have increased due to the issuance of new stock options in 2007 as well as the continual vesting of previously issued stock options and additional stock option expense from the consolidation of Terrane and Silver Wheaton.
Exploration costs increased during 2007, compared to 2006 and 2005, due primarily to the inclusion of development projects acquired with the Placer and Glamis assets in 2006. The increase in total exploration costs is reflective of the Company’s strategy for organic growth.
A $174.7 million impairment charge was recorded in 2006 against the investment in Amapari as a result of a downward revision of its proven and probable reserves to 485,000 ounces of gold as at December 31, 2006, which reflected the exclusion of sulfide mineralization that was previously included and the pending sale of the mine in April 2007.
46 | 2007 GOLDCORP INC.

MANAGEMENT’S DISCUSSION & ANALYSIS
(in United States dollars, tabular amounts in millions, except where noted)
OTHER INCOME (EXPENSE)

	2007	2006	2005

Interest and other income/expense	$20.5	$17.9	$5.6
Interest expense and financing fees	(44.7)	(44.8)	0.1
Share of income of equity investees	0.1	—	—
(Loss) gain on foreign exchange	(49.4)	5.3	0.5
Non-hedge derivative loss	(23.5)	(4.1)	—
Gain (loss) on marketable securities, net	5.5	(5.0)	10.2
Gain on sale of mining interests	51.0	—	—
Gain on sale of shares in subsidiaries, net	—	109.8	—
Dilution gains	10.0	63.8	18.7

	$(30.5)	$142.9	$35.1

During the current year, the Company incurred $44.7 million of interest expense and financing fees as a result of having drawn down on credit facilities in 2006 to fund the acquisition of certain Placer assets. Prior to the acquisition date of May 12, 2006, the Company did not have any debt outstanding. The interest expense and financing fees for the full year of $44.7 million is significantly lower than the $44.8 million incurred for the seven month period subsequent to the acquisition of certain Placer assets due primarily to the lower rates negotiated on the refinancing of the Company’s $500 million, $350 million and $550 million revolving credit facilities for a $1.5 billion revolving credit facility. The Company capitalized interest of $10.9 million for development projects in 2007.
The Company incurred $49.4 million of foreign exchange losses in 2007, resulting primarily from the impact of the strengthened Canadian dollar on the Company’s results, which are reported in its functional currency of US dollars. This loss primarily resulted from the revaluation of future income tax assets and liabilities arising on mineral interests denominated in local currencies. The Company has $3.9 billion of future income tax liabilities, primarily arising from acquisitions, which are monetary items revalued each period end at current exchange rates.
As discussed under “Liquidity and Capital Resources” below, the Company has entered into copper forward contracts and swaps on its 2007 and 2008 production. A loss of $23.5 million was recognized on these derivatives in 2007, comprised of a realized loss of $19.9 million on matured contracts, and, as the contracts do not satisfy hedge effectiveness tests, the Company also recognized a mark-to-market loss of $3.6 million in the year (2006 — $4.1 million).
During the current year, the Company recorded a $5.5 million gain on the disposition of marketable securities (2006 — $5.0 million loss, 2005 — $10.2 million gain).
During the second quarter of 2007, the Company closed the sale of the Amapari and Peak mines to Peak Gold Ltd. for $200 million in cash and $100 million in share consideration. The sale resulted in a gain of $40.2 million, which is offset by taxes paid of $33.7 million, resulting in a net income impact of $6.5 million. In addition, the Company realized a $10.8 million gain ($9.1 million after tax) from the sale of certain mining assets during the fourth quarter of 2007.
The Company completed the sale of 18 million common shares of Silver Wheaton in the fourth quarter of 2006 at a price of C$12.70 per share, for gross proceeds of $199.1 million. This transaction gave rise to a gain on sale of $109.8 million ($87.8 million after tax).
The Company’s interest in Silver Wheaton declined from 49% to 48% during 2007 from additional issuance of common shares by Silver Wheaton. This dilution of interest resulted in a dilution gain of $1.1 million in 2007, being the difference between the Company’s share of the proceeds and the book value of the underlying equity of the shares involved. In 2006, Goldcorp’s interest in Silver Wheaton declined from 59% to 49%, following a Silver Wheaton public offering, and this dilution of interest resulted in a dilution of gain of $61.4 million being recognized in 2006. In 2005 Silver Wheaton, completed a private placement of shares with third parties, which resulted in a dilution in Goldcorp’s share interest from 65% to 59%, and a resulting dilution gain of $18.7 million.
The Company’s interest in Terrane declined from 77% to 68% during 2007 from additional issuance of common shares by Terrane. This dilution of interest resulted in a dilution gain of $8.9 million (2006 — $2.4 million).
Other expenses of $3.6 million in 2005 were related to severance and restructuring of insurance policies resulting from the acquisition of Wheaton, which were not capitalized as acquisition costs under accounting standards.
47 | 2007 GOLDCORP INC.

MANAGEMENT’S DISCUSSION & ANALYSIS
 (in United States dollars, tabular amounts in millions, except where noted)
INCOME AND MINING TAXES
Income and mining taxes for the year ended December 31, 2007 totaled $160.3 million, approximately 25.6% of earnings before taxes, foreign exchange revaluation of future income tax assets and liabilities and dilution gains. In 2006, income and mining taxes were $154.5 million, or 26% of earnings before taxes and dilution gains (2005 — $142.4 million, or 34%). The lower effective tax rate in 2007 is primarily due to a reduction of future income tax liabilities of $50 million resulting from a 0.5% Canadian tax rate reduction enacted in June 2007, and further Canadian tax rate reductions enacted in December 2007 that will reduce the corporate tax rate by 3.5% over a five-year period. An additional $8.6 million of tax recoveries from the change in estimates related to the recognition of tax benefits arising from non-capital losses also contributed to the lower effective tax rate in 2007. The impact of these tax reductions was partially offset by higher taxes paid on the capital gain arising from the sale of the Peak and Amapari mines and higher non-deductible stock option expenses. The effective tax rate during 2006 was lower compared to 2005 due to the lower statutory tax rates applicable to the newly acquired operations combined with the recognition of tax rate reductions announced in Canada, which resulted in a reduction of future income tax liabilities of approximately $46 million.
On October 1, 2007, the Government of Mexico enacted legislation which introduces a new flat rate business tax effective January 1, 2008 (16.5% in 2008, 17% in 2009 and 17.5% thereafter) and a new 2% tax on cash deposits effective July 1, 2008. The impact to the Company’s existing future income tax liabilities resulting from these new taxes is not anticipated to be material.
NON-CONTROLLING INTERESTS
The non-controlling interests relate to Goldcorp’s ownership of its subsidiary companies, including Silver Wheaton (48%) and Terrane Metals Corp. (68%). Goldcorp disposed of its interest in Silver Wheaton on February 14, 2008.
In 2005, a non-controlling interest in the amount of $54.9 million arose as a result of the Wheaton acquisition with respect to Wheaton’s 65% ownership of its subsidiary, Silver Wheaton. This interest decreased to 59% during the year, following the issuance of additional shares by Silver Wheaton to non-controlling interests. In 2006, the Company’s interest in Silver Wheaton declined from 59% to 49%, as a result of the Silver Wheaton share issuances and Goldcorp’s disposition of Silver Wheaton shares. Goldcorp’s interest in Silver Wheaton declined marginally, to 48%, during 2007 as a result of additional issuances of common shares by Silver Wheaton from the exercise of stock options and warrants, which gave rise to an increase in non-controlling interests of $9.2 million.
In July 2007, Silver Wheaton entered into a transaction to acquire 25% of the life of mine silver production from Goldcorp’s Peñasquito project for an upfront cash payment of $485 million. During the year, Silver Wheaton repaid a $20 million promissory note to Goldcorp. In September 2006, in connection with the Company’s acquisition of Glamis, Silver Wheaton agreed to waive its right to acquire an interest in any of Glamis’ Mexican projects. In exchange for this waiver, Silver Wheaton received a right of first refusal on future silver production from the Peñasquito Project in Mexico.
During the year ended December 31, 2007, the Company sold to Silver Wheaton 6.9 million ounces (2006 — 9.0 million ounces) of silver from a subsidiary at an average price of $3.91 per ounce, for total consideration of approximately $27.0 million (2006 — $35.0 million). Silver Wheaton also has an agreement with Goldcorp whereby the Company provides certain management and administrative services at cost. During the year, total management fees paid to the Company were $0.2 million (2006 — $0.2 million). This agreement allows for cancellation with 30 days notice at any time. During the year, the Company leased office space to Silver Wheaton for approximately $0.2 million per year under a 9-year lease agreement.
In 2006, the Company received 240 million convertible Series A preferred shares of Terrane Metals Corp at a price of C$0.50 per share. On a convertible basis, Goldcorp owned an 81% equity interest in Terrane, and, as a result, a non-controlling interest of $22 million was recognized on acquisition of Terrane. Later that year, Terrane issued 13.4 million units in a brokered private placement, at a price of C$0.75 per unit for gross proceed of C$10 million. Each unit consisted of one common share and one half of a common share purchase warrant. As a result of this transaction, Goldcorp’s interest in Terrane, on an as-converted basis, decreased to 77% at the end of 2006. In 2007, the Company’s interest in Terrane decreased to 68% as a result of additional share issues. In June, Terrane closed a C$25 million public offering of 30.8 million common shares at a price of C$0.65 per share and 6.25 million flow-through shares at a price of C$0.80 per share. In July, Terrane closed a private placement of 5.6 million common shares at a price of C$0.65 per share for gross proceeds of C$3.6 million. These transactions resulted in an increase in non-controlling interests of $19.8 million.
48 | 2007 GOLDCORP INC.

MANAGEMENT’S DISCUSSION & ANALYSIS
(in United States dollars, tabular amounts in millions, except where noted)
DISCONTINUED OPERATIONS
LA COIPA MINE, CHILE (Goldcorp’s interest — 50%)
On September 25, 2007, Goldcorp entered into an agreement with Kinross Gold Corporation to acquire Kinross’ 49% share of the Porcupine gold mines in northeastern Ontario and its 32% share of the Musselwhite gold mine in northwestern Ontario in exchange for Goldcorp’s 50% interest in the La Coipa silver-gold mine in Chile and $200 million in cash. The transaction closed on December 21, 2007. As a result, the La Coipa operations have been reclassified as discontinued operations, with restatement of prior periods to May 12, 2006, the date of acquisition. The following table presents selected data for Goldcorp’s 50% interest in La Coipa:

					TOTAL	TOTAL
OPERATING DATA	Q1	Q2	Q3	Q4	2007	2006(1)

Tonnes of ore milled	391,300	402,400	415,000	495,400	1,704,100	2,562,300
Average mill head grade (grams/tonne)
- Gold	0.79	1.35	1.13	1.16	1.11	0.95
- Silver	282	237	120	115	183	94
Average recovery rate
- Gold	60%	71%	80%	88%	76%	78%
- Silver	74%	70%	67%	72%	72%	64%
Produced (ounces)
- Gold	5,100	13,500	11,200	16,300	46,100	62,400
- Silver	2,502,100	2,436,800	976,600	1,319,800	7,235,300	4,777,500
Sold (ounces)
-Gold	4,300	9,500	13,200	15,400	42,400	70,100
- Silver	2,136,100	2,418,600	1,656,300	1,191,600	7,402,600	4,345,700
Average realized price (per ounce)
- Gold	$654	$659	$682	$783	$711	$597
- Silver	$13.38	$13.26	$12.78	$14.36	$13.36	$11.99
Total cash costs per gold ounce(2)	$(4,235)	$(1,746)	$(671)	$(328)	$(1,152)	$(57)

FINANCIAL DATA

Revenues	$31.4	$38.2	$30.1	$29.1	$128.8	$93.8
Earnings (loss) from operations	$15.1	$16.5	$10.0	$15.0	$56.6	$21.6

(1)	Results from the La Coipa mine are included in Goldcorp’s financial results for the period subsequent to the date of acquisition, May 12, 2006. For comparative purposes only, the 2006 column includes the full year results from the La Coipa mine operations, and may not include all of the pro forma financial adjustments required had the acquisition taken place on January 1, 2006.

(2)	The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue. If gold production was treated as a co-product, average total cash costs for the year ended December 30, 2007 would be $275 per ounce of gold and $5.19 per ounce of silver (2006 — $305 per ounce of gold and $6.14 per ounce of silver).
Net earnings from discontinued operations, after tax, amounted to $84.7 million (2006 — $7.7 million), including a $46.4 million gain recorded by the Company on the disposition of La Coipa.
49 | 2007 GOLDCORP INC.

MANAGEMENT’S DISCUSSION & ANALYSIS
 (in United States dollars, tabular amounts in millions, except where noted)
NON-GAAP MEASURES
TOTAL CASH COST PER GOLD OUNCE
The Company has included a non-GAAP performance measure, total cash cost per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.
The following table provides a reconciliation of total cash costs per ounce to the financial statements:

	2007	2006	2005

Cash costs, continuing operations
Operating expenses per financial statements	$953.8	$613.1	$304.0
Industrial minerals operating expense	—	—	(9.9)
Treatment and refining charges on concentrate sales	48.4	73.6	49.4
By-product silver and copper sales, and other	(581.1)	(603.4)	(304.8)
Non-cash adjustments	(5.3)	(17.9)	(9.5)

Total cash costs	$415.8	$65.4	$29.2

Divided by ounces of gold sold	2,211,000	1,674,000	1,344,600

Total cash costs per ounce of gold	$188	$39	$22

Cash costs, including discontinued operations (provided for informational purposes)
Operating expenses per financial statements	$1,005.4	$643.8	$304.0
Industrial minerals operating expense	—	—	(9.9)
Treatment and refining charges on concentrate sales	48.9	73.9	49.4
By-product silver and copper sales, and other	(682.0)	(643.2)	(304.8)
Non-cash adjustments	(5.3)	(17.5)	(9.5)

Total cash costs	$367.0	$57.0	$29.2

Divided by ounces of gold sold	2,253,400	1,708,000	1,344,600

Total cash costs per ounce of gold	$163	$33	$22

ADJUSTED NET EARNINGS
The Company has included a non-GAAP performance measure, adjusted net earnings and adjusted net earnings per share, throughout this document. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.
The following table provides a reconciliation of adjusted net earnings to the financial statements:

	2007	2006	2005

Net earnings per financial statements	$460.1	$408.3	$285.7
Foreign exchange loss (gain) on revaluation of future income tax liabilities	54.6	(4.8)	—
Unrealized non-hedge derivative loss, net of tax	2.4	2.6	—
Loss (gain) on marketable securities, net of tax	(4.7)	5.0	(8.5)
Dilution gain	(10.0)	(63.8)	(18.7)
Gain on sale of mining interests, net of tax	(15.6)	—	—
Gain on sale of mining interests included in discontinued operations, net of tax	(46.4)	—	—
Gain on sale of shares in subsidiary, net of tax	—	(87.8)	—
Write-down of mining interests	—	174.7	—

Total adjusted net earnings	$440.4	$434.2	$258.5

Weighted average shares outstanding (000’s)	704,868	435,189	314,292

Adjusted net earnings per share	$0.62	$1.00	$0.82

50 | 2007 GOLDCORP INC.

MANAGEMENT’S DISCUSSION & ANALYSIS
(in United States dollars, tabular amounts in millions, except where noted)
LIQUIDITY AND CAPITAL RESOURCES
At December 31, 2007 the Company held cash and cash equivalents of $510.8 million (December 31, 2006 — $526.3 million) and had working capital of $630.4 million (December 31, 2006 — $417.8 million). On February 14, 2008, the Company received net proceeds of $1,516.5 million from the sale of its interest in Silver Wheaton. The cash has been invested in secure, investment grade instruments that provide maximum liquidity and flexibility. The Company expects to use $635 million of the proceeds to repay all debt outstanding on its revolving credit facility prior to the end of the first quarter of 2008.
On May 18, 2007, Goldcorp entered into a $1.5 billion revolving credit facility. Upon closing the credit facility, there was a contemporaneous repayment in full of all credit outstanding under the previous $500 million, $350 million and $550 million revolving credit facilities and the termination thereof. The credit facility is unsecured and amounts drawn are required to be financed or repaid May 18, 2012. Amounts drawn incur interest at LIBOR plus 0.35% to 0.70% per annum dependent upon the Company’s leverage ratio, increasing by an additional 0.05% per annum if the total amount drawn under this facility exceeds $750 million. Undrawn amounts are subject to a 0.08% to 0.175% per annum commitment fee dependent on the Company’s leverage ratio.
On July 24, 2007, Silver Wheaton entered into a commitment with Bank of Nova Scotia and BMO Capital Markets, as co-lead arrangers and administrative agents, to borrow $200 million under a non-revolving term loan and $300 million under a revolving term loan in order to finance the acquisition of the Peñasquito silver contract from Goldcorp. The revolving loan is for a period of seven years and the term loan is to be repaid in equal installments over a period of seven years, however, prepayments are allowed at any time. Silver Wheaton has committed to pay down the revolving loan, within 61 days after the end of each fiscal quarter, by an amount equal to 90% of the increase in cash flows reported for the quarter. The revolving loan can be drawn down at any time to finance acquisitions or investments.
The total amount of credit facilities drawn as at December 31, 2007 was $1,064.9 million, which includes $645.0 million drawn down on the $1.5 billion revolving credit facility and $192.9 million and $227.0 million drawn down on Silver Wheaton’s revolving and non-revolving term loans, respectively.
In the opinion of management, the working capital at December 31, 2007, together with future cash flows from operations, is sufficient to support the Company’s normal operating requirements on an ongoing basis.
Total assets increased to $19.0 billion at December 31, 2007 from $18.0 billion at December 31, 2006.
During the year ended December 31, 2007, the Company generated operating cash flows from continuing activities of $650.7 million compared with $763.7 million during 2006. Cash dividend payments for the period totaled $126.9 million (2006 — $79.1 million).
During the year ended December 31, 2007, the Company invested a total of $871.4 million in mining interests, including $101.2 million at Red Lake, $145.9 million at the Luismin operations, $403.0 million at Peñasquito, $34.8 million at Pueblo Viejo and 42.6 million at Éléonore.
As of March 10, 2008, there were 708.4 million common shares of the Company issued and outstanding and 14.1 million stock options outstanding under its share option plan. In addition, the Company had 8.4 million share purchase warrants outstanding (exchangeable for 8.4 million common shares).
Derivative Instruments
As of December 31, 2007, the Company had entered into 30 million pounds of copper forward contracts on its 2008 production at a blended rate of $2.55 per pound. Additionally, the Company has entered into a zero-cost collar structure whereby puts have been purchased at an average price of $3.26 on 21.8 million pounds and calls sold at an average price of $3.63 on 19.5 million pounds for 2008 production. These contracts are monthly swaps, cash settled, based on the average London Metal Exchange Cash Settlement price for the month. These contracts do not qualify for hedge accounting, and are therefore marked to market at the end of each reporting period. The Company realized a loss of $19.9 million on matured contracts and a mark to market loss of $3.6 million in the year ended December 31, 2007. In the prior year the Company realized a mark to market loss of $4.1 million on copper forward contracts.
The Company has risk management policies in place to manage metal price, interest rate, and foreign currency exchange rate exposure.
51 | 2007 GOLDCORP INC.

MANAGEMENT’S DISCUSSION & ANALYSIS
(in United States dollars, tabular amounts in millions, except where noted)
Contractual Obligations
Commitments exist as at December 31, 2007 for capital expenditures of approximately $530.8 million, of which $420.6 million relates to Peñasquito. The majority of these expenditures will occur in 2008. The Company rents premises and leases equipment under operating leases that expire over the next five years. The operating lease expense in 2007 was $2.4 million (2006 - $6.2 million; 2005 - $7.6 million).
The following is a schedule of future minimum rental and lease payments required:

2008	$8.6
2009	5.6
2010	2.6
2011	1.3
2012	1.4

19.5
Thereafter	—

Total minimum payments required	$19.5

The following is a schedule of future bank credit facility repayments based upon maturity dates:

2008	$28.5
2009	28.5
2010	28.5
2011	28.5
2012	673.5
Thereafter	277.4

$1,064.9

RISKS AND UNCERTAINTIES
The main risks that can affect the profitability of the Company include changes in metal prices, currency fluctuations, foreign operations and government and environmental regulations.
Metal Prices
Profitability of the Company depends on metal prices for gold , silver and copper, A 10% change in gold, silver or copper prices would impact 2008 budgeted net earnings per share by approximately $0.17, $0.01 or $0.03, respectively.
Gold, silver and copper prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold, silver and copper-producing countries throughout the world.
Currency Fluctuations
Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Gold, silver and copper are sold in US dollars and the Company’s costs are incurred principally in US dollars, Canadian dollars, Mexican pesos, Argentine pesos, Guatemalan quetzal and Honduran lempira. A 10% change in the value of the Canadian dollar or the Mexican peso against the US dollar would impact 2008 budgeted cash costs by approximately 6% and 2%, respectively.
The appreciation of non-US dollar currencies against the US dollar can increase the cost of gold, silver and copper production and capital expenditure in US dollar terms. In addition, following the Glamis and Placer acquisitions, the Company recorded $3.1 billion of future income tax liabilities on mineral interests, which are recorded in local currencies. The future income tax liabilities are monetary items, which are revalued each period end at current exchange rates, with the gain or loss recorded in income in the period.
The Company’s Risk Management Policy includes hedging to reduce the risk associated with currency fluctuations; however, the Company has not entered into such types of transactions during the current or comparative periods. The Company has assessed this risk and has not presently adopted an active currency hedging program given the correlation between metal prices and die currencies in which die Company operates. In 2007, favourable changes in metal prices have mitigated the adverse effect of the appreciation of the Canadian dollar against the US dollar.
52 | 2007 GOLDCORP INC.

MANAGEMENT’S DISCUSSION & ANALYSIS
(in United States dollars, tabular amounts in millions, except where noted)
Foreign Operations
In 2007, the Company’s operations were conducted in Canada, the United States of America, Mexico, Argentina, Australia, Brazil, Chile, Guatemala and Honduras, and as such the Company’s operations are exposed to various levels of political, economic and other risks and uncertainties, These risks and uncertainties vary from country to country and include, but are not limited to, terrorism; hostage taking; military repression; extreme fluctuations in currency exchange rates; high rates of inflation; labor unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.
Changes, if any, in mining or investment policies or shifts in political attitude in these countries could adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.
Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.
The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.
Government Regulation
The mining, processing, development and mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labor standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company’s financial position and results of operations.
Environmental Regulation
All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.
Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company could be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Management has identified the following critical accounting policies and estimates. Note 2 of the Company’s 2007 consolidated financial statements describe all of the significant accounting policies.
Income and Mining Taxes
The provision for income and mining taxes is based on the liability method. Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities, and for tax losses and other deductions carried forward. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.
Mining Interests
Mining interests are the most significant assets of the Company, representing $16,453 million at December 31, 2007, and represent capitalized expenditures related to the exploration and development of mining properties and related plant and equipment. Capitalized costs are depreciated and depleted using either a unit-of-sale method over the estimated economic life of the mine to which they relate, or using the straight-line method over their estimated useful lives.
53 | 2007 GOLDCORP INC.

MANAGEMENT’S DISCUSSION & ANALYSIS
(in United States dollars, tabular amounts in millions, except where noted)
The costs associated with mining properties are separately allocated to reserves, resources and exploration potential, and include acquired interests in production, development and exploration stage properties representing the fair value at the time they were acquired. The values of such mineral properties are primarily driven by the nature and amount of material interests believed to be contained or potentially contained, in properties to which they relate.
The Company reviews and evaluates its mining interests for impairment at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of assets. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.
Reclamation and Closure Cost Obligations
Reclamation and closure cost obligations have been estimated based on the Company’s interpretation of current regulatory requirements; however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognizes the fair value of liabilities for reclamation and closure cost obligations in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.
Goodwill and Impairment Testing
The business combinations were accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition and any excess of the purchase price over such fair value was recorded as goodwill. Goodwill was identified and allocated to reporting units by preparing estimates of the fair value of each reporting unit and comparing this amount to the fair value of assets and liabilities in the reporting unit.
The Company evaluates, on an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. To accomplish this, the Company compares the fair value of its reporting units to their carrying amounts. If the carrying value of a reporting unit exceeds its fair value, the Company compares the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying value over the fair value is charged to operations. Assumptions underlying fair value estimates are subject to significant risks and uncertainties.
RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS
Canadian Accounting Policies Implemented Effective January 1, 2007
On January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants’ new Handbook Sections 1530, Comprehensive Income, 3855, Financial Instruments — Recognition and Measurement, 3861. Financial Instruments — Disclosure and Presentation, and 3865, Hedges, which address the classification, recognition and measurement of financial instruments in the financial statements, the inclusion of other comprehensive income (“OCI”), and establish the standards for hedge accounting. As a result of adopting these new standards, the Company recorded a non-cash increase of $12.3 million to opening marketable securities, a non-cash increase of $58.3 million to opening investments, a non-cash increase of $12.5 million to future income tax liability, a non-cash increase of $15.9 million to non-controlling interest, a non-cash pre-tax increase of $54.7 million in accumulated OCI ($42.2 million net of tax) for the change in accounting for financial assets classified as available-for-sale and measured at fair value instead of cost, and the retroactive reclassification to accumulated OCI of $101.9 million in cumulative translation adjustments.
Under Section 3855, share purchase warrants held by the Company are classified as derivatives and marked-to-market each reporting period. As a result, the Company realized a non-cash increase of $12.2 million to opening investments, a non-cash decrease of $1.4 million to future income tax liability, a non-cash increase of $2.5 million to non-controlling interests and a non-cash increase of $11.1 million to retained earnings as a one time cumulative effect of a change in accounting policy.
In addition, the Company adopted a policy to expense debt financing costs when they are incurred, unless they are directly attributable to the acquisition or construction of qualifying assets, which are assets that necessarily take a substantial period of preparation for their intended use or sale, in which case they are added to the cost of those assets until such time as the assets are substantially ready for their intended use or sale. As a result, the Company recorded a non-cash adjustment to decrease opening retained earnings by $1.5 million to eliminate the opening balance of debt financing fees that were capitalized and amortized under the Company’s previous accounting policy.
The adoption of Section 3865 did not have a material effect on the Company’s consolidated financial position and results of operations.
Canadian Accounting Pronouncements Effective January 1, 2008
Two new Handbook sections, 3862, Financial Instruments — Disclosure and 3863, Financial Instruments — Presentation, will replace Section 3861, Financial Instruments — Disclosure and Presentation. These new sections incorporate many of the disclosure requirements in the existing section, but place an increased emphasis on disclosure about risk, including both qualitative and quantitative information about the risk exposures arising from financial instruments.
Section 1530, Capital Disclosures establishes disclosure requirements about the Company’s objectives, policies and processes for managing capital, as well as quantitative information about capital.
54 | 2007 GOLDCORP INC.

MANAGEMENT’S DISCUSSION & ANALYSIS
(in United States dollars, tabular amounts in millions, except where noted)
Section 3031, Inventories, which replaces the existing Section 3030, establishes standards for the measurement and disclosure of inventories. The new standard provides more extensive guidance on the determination of cost, including allocation of overhead, requires impairment testing and expands the disclosure requirements. The adoption of Section 3031 is not expected to have a material impact on the Company’s consolidated financial position and results of operations.
OUTLOOK
The Company expects to produce 2.6 million ounces of gold at an average cash cost of $250 per ounce in 2008. Production is expected to rise throughout the year as production sequentially ramps up at Los Filos and, in the second half of the year, following the completion of the mine expansion project at Red Lake.
Capital expenditures for the year are forecast at $1.2 billion, including approximately $700 million at Peñasquito and $150 million at the Éléonore project. This amount excludes any capital for the Pueblo Viejo project in the Dominican Republic. Exploration in 2008 will total $150 million, of which approximately half is expected to be expensed. Other than the primary goal of replacing mined ounces in 2008, particular emphasis will be placed on expansion opportunities at Red Lake and Musselwhite, resource expansion at Éléonore, and development of underground concepts and regional targets at Peñasquito.
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and forms.
Internal Controls Over Financial Reporting
The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervisions of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”). The Company’s controls include policies and procedures that:
•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.
There has been no change in the Company’s internal control over financial reporting during the Company’s year ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Limitations of Controls and Procedures
The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.
55 | 2007 GOLDCORP INC.

MANAGEMENT’S DISCUSSION & ANALYSIS
(in United States dollars, tabular amounts in millions, except where noted)
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This report contains “forward-looking statements,” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian Securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans,” “expects” or “does not expect,” “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates” or “does not anticipate,” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may,” “could,” “would,” “might” or “will be taken”, “occur” or “be achieved”. Forward- looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Description of the Business — Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2007, available on SEDAR at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Goldcorp does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.
CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES
Readers should refer to the annual information form of Goldcorp for the year ended December 31, 2007, dated March 25, 2008, and other continuous disclosure documents filed by Goldcorp since January 1, 2008 available at www.sedar.com, for further information on mineral reserves and resources, which is subject to the qualifications and notes set forth therein.
56 | 2007 GOLDCORP INC.

CONSOLIDATED FINANCIAL STATEMENTS
MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING
The accompanying consolidated financial statements have been prepared by management and are in accordance with Canadian generally accepted accounting principles. Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. A system of internal control is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.
The Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities. The Board’s review is accomplished principally through the audit committee, which is composed of non-executive directors. The audit committee meets periodically with management and the auditors to review financial reporting and control matters.

Kevin McArthur	Lindsay Hall
President and Chief Executive Officer	Executive Vice President and
Chief Financial Officer

Vancouver, Canada
March 10, 2008
REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
TO THE SHAREHOLDERS OF GOLDCORP INC.
We have audited the consolidated balance sheets of Goldcorp Inc. (the “Company”) as at December 31, 2007 and 2006, and the consolidated statements of earnings, cash flows, shareholders’ equity and accumulated other comprehensive income for each of the three years in the period ended December 31, 2007 and the consolidated statement of comprehensive income for the year ended December 31, 2007, These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.
On March 10, 2008, we reported separately to the Board of Directors and Shareholders of Goldcorp Inc. that we have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), consolidated financial statements for the same periods, prepared in accordance with Canadian generally accepted accounting principles but which included a footnote providing a reconciliation of accounting principles generally accepted in Canada and the United States of America as it related to the Company.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2008 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Independent Registered Chartered Accountants
Vancouver, Canada
March 10,2008
57 | 2007 GOLDCORP INC.

CONSOLIDATED FINANCIAL STATEMENTS
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management of Goldcorp Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. It includes those policies and procedures that:
(i)	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to and dispositions of Goldcorp’s assets;

(ii)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that Goldcorp receipts and expenditures are made only in accordance with authorizations of management and Goldcorp’s directors; and

(iii)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Goldcorp assets that could have a material effect on Goldcorp’s financial statements.
We have excluded from our assessment the internal control over financial reporting at Minera Alumbrera Limited (“Alumbrera”) in which we hold a 37.5% interest because we do not have the ability to dictate or modify controls at this entity and we do not have the ability to assess, in practice, the controls at the entity. Alumbrera constitutes 4% of both net and total assets, 27% of revenues and 35% of net earnings of the consolidated financial statement amounts as of and for the year ended December 31, 2007.
Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of Goldcorp’s internal controls over financial reporting as of December 31, 2007, based on the criteria set forth in Internal Control — Integrated Framework issued by the committee of Sponsoring Organizations of the Treadway Commission (COSO), Based on this assessment, management believes that, as of December 31, 2007, Goldcorp’s internal control over financial reporting was effective.
The effectiveness of Goldcorp’s internal control over financial reporting, as of December 31, 2007, has been audited by Deloitte & ‘Touche LLP, Independent Registered Chartered Accountants, as stated in their report which appears on the following page.

Kevin McArthur	Lindsay Hall
President and Chief Executive Officer	Executive Vice President and
Chief financial Officer
Vancouver, Canada
March 10, 2008
58 | GOLDCORP INC. 2007

CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF GOLDCORP INC.
We have audited the internal control over financial reporting of Goldcorp Inc. and subsidiaries (the “Company”) as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Minera Alumbrera Limited, (“Alumbrera”) in which it holds a 37.5% interest, because the Company does not have the ability to dictate or modify controls at this entity and does not have the ability to assess, in practice, the controls at the entity. Alumbrera constitutes 4% of both net and total assets, 27% of revenues, and 35% of net earnings of the consolidated financial statement amounts as of and for the year ended December 31, 2007. Accordingly, our audit did not include the internal control over financial reporting at Alumbrera. The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements,
Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with Canadian generally accepted auditing standards, the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated March 10, 2008 expressed an unqualified opinion on those financial statements.

Independent Registered Chartered Accountants
Vancouver, Canada
March 10, 2008
59 | 2007 GOLDCORP INC.

CONSOLIDATED FINANCIAL STATEMENTS
(in United States dollars, tabular amounts in millions, except where noted)
CONSOLIDATED STATEMENTS OF EARNINGS
Years Ended December 31

(US DOLLARS IN MILLIONS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)	NOTE		2007	2006	2005

Revenues			$2,206.8	$1,649.4	$896.4

Operating expenses			953.8	613.1	304.0
Depreciation and depletion			465.1	304.3	135.3

Earnings from mine operations			787.9	732.0	457.1

Corporate administration(1)			132.9	83.0	43.9
Exploration			42.7	27.6	8.0
Write-down of mining interests	4	(b)	—	174.7	—

Earnings from operations			612.3	446.7	405.2

Other income (expense)
Interest and other income			20.5	17.9	5.6
Interest expense and finance fees			(44.7)	(44.8)	0.1
Share of income of equity investee			0.1	—	—
(Loss) gain on foreign exchange			(49.4)	5.3	0.5
Non-hedge derivative loss	15		(23.5)	(4.1)	—
Gain (loss) on securities, net			5.5	(5.0)	10.2
Gain on sale of mining interests	4(a) &	(b)	51.0	—	—
Gain on sale of shares in subsidiary	18	(a)	—	109.8	—
Dilution gains	18(a) &	(b)	10.0	63.8	18.7

			(30.5)	142.9	35.1

Earnings from continuing operations before taxes and non-controlling interests			581.8	589.6	440.3
Income and mining taxes	13		(160.3)	(153.2)	(142.4)
Non-controlling interests	18		(46.1)	(35.8)	(12.2)

Net earnings from continuing operations			375.4	400.6	285.7
Net earnings from discontinued operations	6		84.7	7.7	—

Net earnings			$460.1	$408.3	$285.7

(1) Stock option expense (a non-cash item) included in Corporate administration	19(b) &	(c)	$41.2	$22.7	$13.9
Earnings per share from continuing operations
Basic			$0.53	$0.92	$0.91
Diluted	19	(e)	0.53	0.91	0.83
Earnings per share
Basic			$0.65	$0.94	$0.91
Diluted	19	(e)	0.65	0.93	0.83
Weighted-average number of shares outstanding (in thousands)
Basic			704,868	435,189	314,292
Diluted	19	(e)	708,720	441,264	345,394
The accompanying notes form an integral part of these consolidated financial statements.
60 | 2007 GOLDCORP INC.

CONSOLIDATED FINANCIAL STATEMENTS
(in United States dollars, tabular amounts in millions, except where noted)
CONSOLIDATED BALANCE SHEETS
At December 31

(US DOLLARS IN MILLIONS)	NOTE	2007	2006

Assets
Cash and cash equivalents	20	$510.8	$526.3
Restricted cash	7	—	65.0
Marketable securities	8	25.8	14.9
Accounts receivable		154.5	65.0
Income and mining taxes receivable		43.3	—
Future income and mining taxes	13	10.7	18.0
Inventories and stockpiled ore	9	191.4	137.7
Other		15.3	13.7
Current assets of discontinued operations	6	—	42.8

Current assets		951.8	883,4
Mining interests	10	16,452.8	15,022.3
Goodwill	10	815.6	1,340.2
Silver interests	11	385.3	346.5
Stockpiled ore	9	76.2	75.7
Investments	8	228.0	134.0
Other	12	42.5	56.3
Non-current assets of discontinued operations	6	—	107.5

		$18,952.2	$17,965,9

Liabilities
Accounts payable and accrued liabilities		$277.3	$212.3
Income and mining taxes payable		—	100.1
Current portion of long-term debt	14	28.6	135.0
Current derivative instrument liability	15	15.5	—
Current liabilities of discontinued operations	6		18.2

Current liabilities		321.4	465,6
Derivative instrument liability	15	—	6.1
Income and mining taxes payable		33.5	19.6
Future income and mining taxes	13	3,858.3	3,576,5
Long-term debt	14	1,036.3	790.0
Reclamation and closure cost obligations	16	261.3	214.0
Other		13.2	13.1
Non-current liabilities of discontinued operations	6	—	51.5

		5,524.0	5,136.4

Non-controlling interests	18	449.6	354.5

Shareholders’ Equity
Common shares, share purchase warrants, and stock options	19	11,930.4	11,825.8

Retained earnings		890.1	547.3
Accumulated other comprehensive income		158.1	101.9

		1,048.2	649.2

		12,978.6	12,475.0

		$18,952.2	$17,965.9

Commitments and contingencies (note 23)
Subsequent event (note 25)
Approved by the Board of Directors:

Kevin McArthur	Ian Telfer
Director	Director
The accompanying notes form an integral part of these consolidated financial statements.
61 | 2007 GOLDCORP INC.

CONSOLIDATED FINANCIAL STATEMENTS
(in United States dollars, tabular amounts in millions, except where noted)
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31

(US DOLLARS IN MILLIONS)	NOTE		2007	2006	2005

Operating Activities
Net earnings from continuing operations			$375.4	$400.6	$285.7
Reclamation expenditures	16		(12.0)	(6.4)	(3.6)
Items not affecting cash
Depreciation and depletion			465.1	304.3	135.3
Non-hedge derivative loss	15		3.6	4.1	—
(Gain) loss on securities, net			(5.5)	5.0	(10.2)
Share of income of equity investee			(0.1)	—	—
Future income and mining taxes	13		(43.3)	(62.7)	7.1
Stock option expense	19	(b) & (c)	41.2	22.7	13.9
Non-controlling interests	18		46.1	35.8	12.2
Dilution gains	18	(a) & (b)	(10.0)	(63.8)	(18.7)
Write-down of mining interests	4	(b)	—	174.7	—
Gain on sale of shares in subsidiary	18	(a)	—	(109.8)	—
Gain on sale of mining interests	4	(a) & (b)	(51.0)	—	—
Unrealized foreign exchange loss and other			55.2	2.6	(2.9)
Change in non-cash working capital	20		(214.0)	56.6	47.0

Cash provided by operating activities of continuing operations			650.7	763.7	465.8

Cash provided by (used in) operating activities of discontinued operations	6		73.2	(2.7)	—

Investing Activities
Acquisitions, net of cash acquired	4	(a), 20	(204.9)	(1,549.2)	62.4
Mining interests			(871.4)	(472.2)	(277.5)
Silver interests	11		(57.7)	(285.4)	—
Proceeds from sale of investments			42.5	7.8	36.0
Proceeds from disposition of mining interests/sale of shares in subsidiary	4	(b), 18(a)	216.9	189.0	—
Purchase of securities			(49.8)	(98.9)	(41.8)
Decrease (increase) in restricted cash	7		65.0	(65.0)	—
Other			1.8	(0.7)	—

Cash used in investing activities of continuing operations			(857.6)	(2,274.6)	(220.9)

Cash used in investing activities of discontinued operations	6		(5.2)	(0.9)	—

Financing Activities
Long-term debt borrowings			1,406.0	1,465.0	—
Long-term debt repayments			(1,266.1)	(620.0)	—
Common shares issued, net			70.0	527.5	44.0
Dividends paid to common shareholders			(126.9)	(79.1)	(151.0)
Shares issued by subsidiaries to non-controlling interests			39.4	185.0	86.7
Other			—	—	(1.2)

Cash provided by (used in) financing activities			122.4	1,478.4	(21.5)

Effect of exchange rate changes on cash and cash equivalents			1.0	0.2	5.4

(Decrease) increase in cash and cash equivalents			(15.5)	(35.9)	228.8
Cash and cash equivalents, beginning of year			526.3	562.2	333.4

Cash and cash equivalents, end of year			$510.8	$526.3	$562.2

Supplemental cash flow information (note 20)
The accompanying notes form an integral part of these consolidated financial statements.
62 | 2007 GOLDCORP INC.

CONSOLIDATED FINANCIAL STATEMENTS
(in United States dollars, tabular amounts in millions, except where noted)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

						ACCUMULATED
						OTHER
			SHARE			COMPRE-
(US DOLLARS IN MILLIONS,	COMMON SHARES		PURCHASE	STOCK	RETAINED	HENSIVE
SHARES IN THOUSANDS)	SHARES	AMOUNT	WARRANTS	OPTIONS	EARNINGS	INCOME	TOTAL

At January 1, 2005	189,980	$363.3	$16.1	$7.3	$83.4	$107.7	$577.8
Issued pursuant to Wheaton acquisition (note 5(d))	143,771	1,887.4	290.8	30.8	—	—	2,209.0
Stock options exercised and restricted share units issued/cancelled	2,556	32.2	—	(7.6)	—	—	24.6
Share purchase warrants exercised	3,335	39.8	(20.1)	—	—	—	19.7
Fair value of stock options issued and vested, and restricted share units vested	—	—	—	14.0	—	—	14.0
Share issue costs	—	(0.2)	—	—	—	—	(0.2)
Dividends declared	—	—	—	—	(151.0)	—	(151.0)
Unrealized loss on translation of non-US dollar denominated operations	—	—	—	—	—	(5.8)	(5.8)
Net earnings	—	—	—	—	285.7	—	285.7

At December 31, 2005	339,642	2,322.5	286.8	44.5	218.1	101.9	2,973.8
Issued pursuant to acquisition of Glamis Gold Ltd (note 5(a))	283,578	8,140.4	—	82.1	—	—	8,222.5
Issued pursuant to acquisition of Virginia Gold Mines Inc (note 5(c))	19,310	398.3	3.6	—	—	—	401.9
Stock options exercised/cancelled and restricted share units issued	6,523	96.4	—	(24.9)	—	—	71.5
Share purchase warrants exercised	54,472	748.5	(287.2)	—	—	—	461.3
Fair value of new warrants issued	—	(38.9)	38.9	—	—	—	—
Fair value of stock options and restricted share units issued and vested	—	—	—	18.5	—	—	18.5
Share issue costs	—	(3.7)	—	—	—	—	(3.7)
Dividends declared	—	—	—	—	(79.1)	—	(79.1)
Net earnings	—	—	—	—	408.3	—	408.3

At December 31, 2006	703,525	11,663.5	42.1	120.2	547.3	101.9	12,475.0
Changes in accounting policies (note 3)	—	—	—	—	9.6	42.2	51.8

At January 1, 2007 as adjusted	703,525	11,663.5	42.1	120.2	556.9	144.1	12,526.8
Stock options exercised and restricted share units issued	4,812	109.1	—	(36.0)	—	—	73.1
Share purchase warrants exercised	14	0.2	(0.1)	—	—	—	0.1
Fair value of stock options and restricted share units issued and vested	—	—	—	31.4	—	—	31.4
Dividends declared	—	—	—	—	(126.9)	—	(126.9)
Net earnings	—	—	—	—	460.1	—	460.1
Other comprehensive income	—	—	—	—	—	14.0	14.0

At December 31, 2007	708,351	$11,772.8	$42.0	$115.6	$890.1	$158.1	$12,978.6

Shareholders’ Equity (note 19)
The accompanying notes form an integral part of these consolidated financial statements.
63 | 2007 GOLDCORP INC.

CONSOLIDATED FINANCIAL STATEMENTS
(in United States dollars, tabular amounts in millions, except where noted)
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(US DOLLARS IN MILLIONS)	2007

Net earnings	$460.1
Other comprehensive income:
Gain on available-for-sale securities, net of tax recovery of $7.8 million (note 8)	36.4
Reclassification adjustment for gains and losses included in net earnings, net of tax of $1.2 million (note 8)	(21.1)
Non-controlling interests	(1.3)

Other comprehensive income	14.0

Comprehensive income	$474.1

CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME

(US DOLLARS IN MILLIONS)	2007	2006	2005

Accumulated other comprehensive income at January 1
Unrealized foreign exchange translation adjustment (note 3)	$101.9	$101.9	$107.7
Change in accounting policy:
Changes in fair value of available for sale marketable securities and investments, net of tax of $12.5 million (note 8)	58.1	—	—
Non-controlling interests (note 3)	(15.9)	—	—

At January 1, as adjusted	144.1	101.9	107.7

Other comprehensive income (loss) for the period	14.0	—	(5.8)

Accumulated other comprehensive income at December 31
Unrealized foreign exchange translation adjustment	101.9	101.9	101.9
Available for sale marketable securities and investments, net of tax of $3.5 million (note 8)	73.4	—	—
Non-controlling interests (note 8)	(17.2)	—	—

	$158.1	$101.9	$101.9

The accompanying notes form an integral part of these consolidated financial statements.
64 | 2007 GOLDCORP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2007, 2006 and 2005 (in United States dollars, tabular amounts in millions, except where noted)
1. DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS
Goldcorp Inc (“Goldcorp” or “the Company”) is a gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation.
The Company’s assets are comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada, the Alumbrera gold/copper mine (37.5% interest) in Argentina, the El Sauzal gold mine and Luismin gold/silver mines in Mexico, the Marlin gold/silver mine in Guatemala, the San Martin gold mine in Honduras, and the Marigold (67% interest) and Wharf gold mines in the United States. Significant development projects include the expansion of the existing Red Lake mine, the Peñasquito gold/silver/zinc project and the Los Filos gold project in Mexico (which commenced commercial production on January 1, 2008), the Éléonore gold project in Canada, the Cerro Blanco gold project in Guatemala, and the Pueblo Viejo gold project (40% interest) in the Dominican Republic. At December 31, 2007, Goldcorp also owned a 48% interest in Silver Wheaton Corp. (“Silver Wheaton”), a publicly traded silver mining company, a 68% interest in Terrane Metals Corp (“Terrane”), a publicly traded exploration company, and a 21% interest in Peak Gold Ltd. (“Peak Gold”), a publicly traded gold mining company.
The Peak gold mine in Australia and the Amapari gold mine in Brazil were sold to Peak Gold in the second quarter of 2007 (note 4(b)). On December 21, 2007, Goldcorp acquired Kinross Gold Corporation’s 49% interest in the Porcupine gold mines in northeastern Ontario and its 32% interest in the Musselwhite gold mine in northwestern Ontario in exchange for Goldcorp’s 50% interest in the La Coipa silver-gold mine in Chile and $200 million in cash (note 4(a)).
On February 14, 2008, Goldcorp disposed of its remaining interest in Silver Wheaton (note 25).
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
These consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) using the following significant accounting policies.
(a) Basis of presentation and principles of consolidation
These consolidated financial statements include the accounts of the Company and all of its subsidiaries and investments. The principal mining properties of Goldcorp and their geographic locations at December 31, 2007, are listed below:

		OWNERSHIP		OPERATIONS AND
MINING PROPERTIES	LOCATION	INTEREST	STATUS	DEVELOPMENT PROJECTS OWNED

Red Lake Gold Mines (“Red Lake”)(1)	Canada	100%	Consolidated	Red Lake and Campbell complexes
Porcupine Mine (“Porcupine”)(1)(9)	Canada	100%	Consolidated	Porcupine mine, Hollinger project
Musselwhite Mine (“Musselwhite”)(1)(9)	Canada	100%	Consolidated	Musselwhite mine
Les Mines Opinaca Ltée (“Éléonore”)(2)	Canada	100%	Consolidated	Éléonore gold project
Silver Wheaton Corp. (“Silver Wheaton”)(3)(4)	Canada	48%	Consolidated	Silver contracts in Mexico, Sweden, Greece and Peru
Terrane Metals Corp. (“Terrane”)(5)	Canada	68%	Consolidated	Mt Milligan and certain other Canadian exploration interests
Wharf Gold Mine (“Wharf”)	United States	100%	Consolidated	Wharf mine
Marigold Mining Company (“Marigold”)(6)	United States	66.7%	Proportionately consolidated	Marigold mine, unincorporated joint venture
Luismin SA de CV (“Luismin”)(3)	Mexico	100%	Consolidated, except for El Limón which is an equity investment	San Dimas, San Martin and Nukay mines, Los Filos and El Limón gold projects
Minas de la Alta Pimeria SA de CV (“El Sauzal”)(6)	Mexico	100%	Consolidated	El Sauzal mine
Minera Peñasquito SA de CV (“Peñasquito”)(6)	Mexico	100%	Consolidated	Peñasquito project
Minera Alumbrera Ltd (“Alumbrera”)(3)	Argentina	37.5%	Proportionately consolidated	Alumbrera mine, incorporated joint venture
Montana Exploradora de Guatemala SA (“Marlin”)(6)	Guatemala	100%	Consolidated	Marlin mine
Entre Mares de Guatemala SA (“Cerro Blanco”)(6)	Guatemala	100%	Consolidated	Cerro Blanco project
Minerales Entre Mares de Honduras SA (“San Martin”)(6)	Honduras	100%	Consolidated	San Martin mine
Compañia Minera Mantos de Oro (“La Coipa”)(1)(8)	Chile	—	Discontinued Operation	La Coipa mine, unincorporated joint venture
Pueblo Viejo Dominicana Corporation (“Pueblo Viejo”)(1)	Dominican Republic	40%	Equity investment	Pueblo Viejo gold project
Peak Gold Ltd. (“Peak Gold”)(7)	Canada	21%	Equity investment	Peak and Amapari mines

(1)	The results of Goldcorp include the Placer Dome assets acquired from Barrick from May 12, 2006 onward (note 5(b)).

(2)	The results of Goldcorp include Éléonore from March 31, 2006, the date of acquisition, onward (note 5(c)).

(3)	The results of Goldcorp include an 82% interest in the subsidiaries and investments of Wheaton from February 15 to April 15, 2005 and 100% thereafter (note 5(d)).

(4)	Goldcorp’s interest in Silver Wheaton was diluted to 48% upon the issuance of equity by Silver Wheaton to non-controlling interests and the sale of Silver Wheaton common shares on December 8, 2006 (note 18(a)). Goldcorp disposed of its remaining interest in Silver Wheaton (note 25) on February 14, 2008.

(5)	The results of Terrane have been consolidated from July 24, 2006, the date of acquisition (18(b)).

(6)	The results of Goldcorp include Glamis Gold Ltd. from November 4, 2006, the date of acquisition, onward (note 5(a)).

(7)	Goldcorp’s interest in Peak Gold arose from the share consideration received in the disposition of the Peak and Amapari mines (note 4(b)).

(8)	Reclassified as discontinued operations (note 6). Completed sale on December 21, 2007

(9)	Proportionately consolidated to December 21, 2007, consolidated thereafter (note 4(a)).
65 | 2007 GOLDCORP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in United States dollars, tabular amounts in millions, except where noted)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)
All intercompany transactions and balances have been eliminated.
Variable Interest Entities (“VIE’s”), as defined by the Accounting Standards Board in Accounting Guideline 15, ''Consolidation of Variable Interest Entities,’’ are entities in which equity investors do not have the characteristics of a “controlling financial interest’’ or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIE’s are subject to consolidation by the primary beneficiary who will absorb the majority of the entity’s expected losses and/or expected residual returns. The Company has determined that none of its equity investments qualify as VIE’s.
(b) Use of estimates
The preparation of consolidated financial statements in conformity with Canadian GAAP requires that the Company’s management make estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Actual results may differ from those estimates.
Significant estimates used in the preparation of these consolidated financial statements include, but are not limited to, the recoverability of accounts receivable and investments, the quantities of material on leach pads and in circuit, the proven and probable ore reserves and resources and the related depletion and amortization, the estimated tonnes of waste material to be mined and the estimated recoverable tonnes of ore from each mine area, the estimated net realizable value of inventories, the accounting for stock-based compensation, the provision for income and mining taxes and composition of future income and mining tax assets and liabilities, the expected economic lives of and estimated future operating results and net cash flows from mining interests, the anticipated costs of reclamation and closure cost obligations, and the fair value of assets and liabilities acquired in business combinations.
(c) Revenue recognition
Revenue from the sale of metals is recognized in the accounts when persuasive evidence of an arrangement exists, title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable. Revenue from the sale of metals in concentrate may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement. Refining and treatment charges are netted against revenue for sales of metal concentrate.
(d) Investment in joint ventures
The Company conducts a portion of its business through joint ventures under which the joint venture participants are bound by contractual agreements establishing joint control over the venturers. The Company records its proportionate share of assets, liabilities, revenue and operating costs of the joint ventures.
(e) Cash and cash equivalents
Cash and cash equivalents include cash, and those short-term money market instruments that are readily convertible to cash with an original term of less than 90 days.
(f) Marketable securities
Marketable securities are classified as available-for-sale current assets because the Company does not hold these securities for the purpose of trading. Marketable securities are valued at market value, using quoted market prices, and unrealized holding gains and losses are excluded from net income and are included in other comprehensive income until such gains or losses are realized or an other than temporary impairment is determined to have occurred.
(g) Inventories and stockpiled ore
Finished goods, work-in-process, heap leach ore and stockpiled ore are valued at the lower of average production cost or net realizable value. Production costs include the cost of raw materials, direct labor, mine-site overhead expenses and depreciation and depletion of mining interests. Supplies are valued at the lower of average cost or replacement cost.
The recovery of gold from certain oxide ores is achieved through the heap leaching process used at certain of the Company’s mines. Under this method, ore is placed on leach pads where it is treated with a chemical solution which dissolves the gold contained in the ore. The resulting “pregnant” solution is further processed in a plant where the gold is recovered. For accounting purposes, costs are added to ore on leach pads based on current mining and leaching costs, including applicable depreciation, depletion and amortization relating to mining interests. Costs are removed from ore on leach pads as ounces of gold are recovered based on the average cost per recoverable ounce of gold on the leach pad.
Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data), and a recovery percentage (based on ore type).
(h) Mining interests
Mining interests represent capitalized expenditures related to the development of mining properties, related plant and equipment and expenditures related to exploration arising from property acquisitions. Capitalized costs are depreciated and depleted using either a unit-of-sale method over the estimated economic life of the mine to which they relate, or for plant and equipment, using the straight-line method over their estimated useful lives.
66 | 2007 GOLDCORP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in United States dollars, tabular amounts in millions, except where noted)
The costs associated with mining properties are separately allocated to reserves, resources and exploration potential, and include acquired interests in production, development and exploration stage properties representing the fair value at the time they were acquired. The value associated with resources and exploration potential is the value beyond proven and probable reserves assigned through acquisition. The value allocated to reserves is depreciated on a unit-of-sale method over the estimated recoverable proven and probable reserves at the mine. The reserve value is noted as depletable mining properties in Note 10. The resource value represents the property interests that are believed to potentially contain economic mineralized material such as inferred material within pits; measured, indicated, and inferred resources with insufficient drill spacing to qualify as proven and probable reserves; and inferred resources in close proximity to proven and probable reserves. Exploration potential represents the estimated mineralized material contained within (i) areas adjacent to existing reserves and mineralization located within the immediate mine area; (ii) areas outside of immediate mine areas that are not part of measured, indicated, or inferred resources; and (iii) greenfields exploration potential that is not associated with any other production, development, or exploration stage property, as described above. Resource value and exploration potential value is noted as non-depletable mining properties in Note 10. At least annually or when otherwise appropriate, and subsequent to its review and evaluation for impairment, value from the non-depletable category is transferred to the depletable category as a result of an analysis of the conversion of resources or exploration potential into reserves.
Costs related to property acquisitions are capitalized until the viability of the mineral property is determined. When it is determined that a property is not economically viable, the capitalized costs are written-off.
Drilling and related costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit which contains proven and probable reserves are exploration expenditures and are expensed as incurred to the date of establishing that property costs are economically recoverable. Further development expenditures, subsequent to the establishment of economic recoverability, are capitalized to the property.
Drilling and related costs incurred to define and delineate a mineral deposit that has not been classified as proven and probable reserves at a development stage or production stage mine are capitalized as part of the mineral deposit, in the accounting period when the expenditure is made, when management determines that there is sufficient evidence that the expenditure will result in a future economic benefit to the company. Management evaluates the following criteria in its assessment:
•	Geology: whether or not there is sufficient geologic and economic certainty of being able to convert a residual mineral deposit into a proven and probable reserve at a development stage or production stage mine, based on the known geologic and metallurgy. A history of conversion of resources to reserves at operating mines to support the likelihood of conversion.
•	Scoping: there is a scoping study or preliminary feasibility study that demonstrates the additional resources will generate a positive commercial outcome. Known metallurgy provides a basis for concluding there is a significant likelihood of being able to recoup the incremental costs of extraction and production.
•	Accessible facilities: mineral property can be processed economically at accessible mining and processing facilities where applicable.
•	Life of Mine Plans: an overall life of mine plan and economic model to support the mine and the economic extraction of resources/reserves exists. A long-term life of mine plan, and supporting geological model identifies the drilling and related development work required to expand or further define the existing ore-body.
•	Authorizations: operating permits and feasible environmental programs exist or are obtainable.
Therefore prior to capitalizing such costs, management determines that the following conditions have been met:
•	There is a probable future benefit that will contribute to future cash inflows;
•	The Company can obtain the benefit and control access to it; and
•	The transaction or event giving rise to the benefit has already occurred.
Commercial production is deemed to have commenced when management determines that the completion of operational commissioning of major mine and plant components is completed, operating results are being achieved consistently for a period of time and that there are indicators that these operating results will be continued. The Company determines commencement of commercial production based on the following factors which indicate that planned principal operations have commenced. These would include one or more of the following:
(i)	A significant portion of plant/mill capacity is achieved;

(ii)	A significant portion of available funding is directed towards operating activities;

(iii)	A pre-determined, reasonable period of time has passed; or

(iv)	A development project significant to the primary business objective of the enterprise has been completed as to significant milestones being achieved.
Mine development costs incurred to maintain current production are included in operations. The nature of the Company’s mine development costs includes costs related to accessing ore bodies that will be mined within the current production cycle. The costs include the development and access costs (tunneling) of production drifts to develop the ore body in the current production cycle. The distinction when compared with those mining expenditures incurred either to develop new ore bodies or to develop mine areas in advance of current production is mainly the production timeframe of the mining area. For those areas being developed which will be mined in future periods, the costs are capitalized and amortized at such time as the related mining area is mined as compared to current production areas where development costs are expensed as incurred given that the short-term nature of these expenditures matches the benefit of the ore being mined.
67 | 2007 GOLDCORP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in United States dollars, tabular amounts in millions, except where noted)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)
Upon sale or abandonment, the cost of the property and equipment and related accumulated depreciation or depletion is removed from the accounts and any associated gains or losses are included in operations.
The Company reviews and evaluates its mining properties for impairment annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.
(i) Goodwill
Acquisitions are accounted for using the purchase method whereby assets and liabilities acquired are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair value is recorded as goodwill. Goodwill is identified and allocated to reporting units by preparing estimates of the fair value of each reporting unit and comparing this amount to the fair value of assets and liabilities in the reporting unit. Goodwill is not amortized.
The Company evaluates, on an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that the carrying amount may no longer be recoverable. To accomplish this evaluation, the Company estimates the fair value of its reporting units that include goodwill and compares those fair values to the reporting units’ carrying amounts. If the carrying value of a reporting unit exceeds its fair value, the Company compares the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying value over the fair value is charged to operations. Assumptions underlying fair value estimates are subject to significant risks and uncertainties.
(j) Silver interests
Contracts for which settlement is called for in silver, the amount of which is based on production at the mines, are recorded at cost. The cost of this asset is separately allocated to reserves, resources and exploration potential. The value allocated to reserves is depreciated on a unit-of-sale basis over the estimated recoverable reserves at the mine corresponding to the specific contract.
Evaluations of the carrying value of each contract are undertaken in each reporting period to determine if estimated undiscounted future net cash flows are less than the carrying value. Estimated undiscounted future net cash flows are calculated using estimated production, sales prices and purchase costs. If it is determined that the undiscounted future net cash flows from an operation are less than the carrying value then a write-down is recorded with a charge to operations.
(k) Investments
Investments in equity securities are classified as available-for-sale because the Company does not hold these securities for the purpose of trading for a profit and intends to hold the investments for more than one year. Unrealized holding gains and losses related to available-for-sale investments are excluded from net income and are included in other comprehensive income until such gains or losses are realized or an other than temporary impairment is determined to have occurred.
Warrants held by the Company are for long-term investment purposes, however, due to their nature meet the definition of a derivative and are classified as held-for-trading and marked-to-market on a quarterly basis. Mark-to-market gains and losses relating to the warrants are included in net income in the period they occur.
The Company estimates the fair value of financial instruments at the balance sheet date using quoted market prices for available-for-sale securities and a Black-Scholes option pricing model for warrants held.
(l) Income and mining taxes
The Company uses the liability method of accounting for income and mining taxes. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax losses and other deductions carried forward. Upon business acquisitions, the liability method results in a gross up of mining interests to reflect the recognition of the future tax liabilities for the tax effect of such differences.
Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. A reduction in respect of the benefit of a future tax asset (a valuation allowance) is recorded against any future tax asset if it is not more likely than not to be realized. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change is substantively enacted.
(m) Reclamation and closure cost obligations
The Company’s mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and are generally becoming more restrictive. The Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The Company has recorded a liability and corresponding asset for the estimated future cost of reclamation and closure, including site rehabilitation and long-term treatment and monitoring costs, discounted to net present value. However, these estimates are subject to change based on changes in circumstances and any new information that becomes available.
68 | 2007 GOLDCORP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in United States dollars, tabular amounts in millions, except where noted)
(n) Employee pension plans
The Company has various defined contribution and defined benefit pension plans that provide pension benefits to most of its salaried and hourly employees. The Company does not provide other post-employment benefits such as health care or life insurance.
Pension costs associated with the Company’s required contributions under its defined contribution pension plans are based on a percentage of employees’ salaries and are charged to earnings in the year incurred.
The Company accrues the costs and related obligations associated with its defined benefit pension plans based on actuarial computations using the projected benefit obligation method and management’s best estimates of expected plan investment performance, salary escalation, and other relevant factors. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. Cumulative gains or losses in excess of 10% of the greater of the accrued benefit obligation and the market-related value of plan assets are deferred and amortized over the expected average remaining service life of the plan participants (EARSL), which ranges from 4 to 20 years depending on the plan. Past service costs arising from plan amendments are deferred and amortized on a straight-line basis over EARSL.
(o) Non-controlling interests
Non-controlling interests exist in less than wholly-owned subsidiaries of the Company and represent the outside interest’s share of the carrying values of the subsidiaries. When the subsidiary company issues its own shares to outside interests, a dilution gain or loss arises as a result of the difference between the Company’s share of the proceeds and the carrying value of the underlying equity.
(p) Foreign currency translation
Prior to April 1, 2005, the Canadian dollar was determined to be the measurement currency of the Company’s Canadian operations and these operations were translated into United States dollars until this date using the current rate method as follows: all assets and liabilities were translated into United States dollars at the exchange rate prevailing at the balance sheet date; all revenue and expense items were translated at the average rate of exchange for the period; and the resulting translation adjustment was recorded as a foreign exchange translation adjustment (“FETA”), a separate component of Accumulated Other Comprehensive Income. Subsequent to the change in measurement currency described below, the FETA balance will remain the same until the reporting units that gave rise to the FETA balance are disposed of or retired.
Due to the Wheaton acquisition in 2005 (note 5(d)) and related changes, including holding a greater proportion of the Company’s cash in United States dollars, it was determined that the Unites States dollar would be the reporting and measurement currency of the Company’s Canadian operations as of April 1, 2005, and therefore these operations have been translated using the temporal method from that date onward. All operations outside of Canada apply the United States dollar as their reporting and measurement currency and therefore translate their operating results using the temporal method. Under this method, foreign currency monetary assets and liabilities are translated into United States dollars at the exchange rates prevailing at the balance sheet date; non-monetary assets denominated in foreign currencies are translated using the rate of exchange at the transaction date; and foreign exchange gains and losses are included in the determination of earnings. In addition, unrealized gains and losses due to movements in exchange rates on cash balances held in foreign currencies are shown separately on the Consolidated Statements of Cash Flows.
(q) Earnings per share
Earnings per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the year. Diluted earnings per share are calculated using the treasury stock method, in which the assumed proceeds from the potential exercise of those stock options, warrants and restricted share units whose average market price exceeds their average exercise price are used to purchase the Company’s common shares at their average market price for the year.
(r) Stock-based compensation
The Company applies the fair value method of accounting for all stock option awards. Under this method, the Company recognizes a compensation expense for all stock options awarded to employees since January 1, 2003 based on the fair value of the options on the date of grant, which is determined by using an option pricing model. The fair value of the options is expensed over the vesting period of the options. Stock options issued to employees before January 1, 2003 were accounted for using the settlement method and accordingly, no compensation expense was recorded for those options.
(s) Financial instruments
The Company’s financial instruments comprise primarily cash and cash equivalents, restricted cash, accounts receivable, accounts payable. The fair value of these financial instruments approximates their carrying values, due primarily to their immediate or short-term maturity. Fair values of other financial instruments have been estimated by reference to quoted market prices for actual or similar instruments where available.
Goldcorp uses copper forward contracts to mitigate the risk of copper price changes on copper sales at Alumbrera. These contracts do not meet the criteria for hedge accounting and consequently changes in the fair values of these contracts are recorded in earnings in each period.
The Company employs interest rate and Canadian dollar forward and option contracts, from time to time, to manage exposure to fluctuations in interest rates and foreign currency exchange rates. No contracts were outstanding at the end of the current or comparative period.
69 | 2007 GOLDCORP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in United States dollars, tabular amounts in millions, except where noted)
3. CHANGES IN ACCOUNTING POLICIES
Accounting Policies Implemented Effective January 1, 2007
On January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (CICA)’s new Handbook Sections 1530, Comprehensive Income, 3251, Equity, 3855, Financial Instruments — Recognition and Measurement, 3861, Financial Instruments — Disclosure and Presentation, and 3865, Hedges, which address the classification, recognition and measurement of financial instruments in the financial statements, the inclusion of other comprehensive income (“OCI”), and establish the standards for hedge accounting. As a result of adopting these new standards, the Company recorded a non-cash increase of $12.3 million to opening marketable securities, a non-cash increase of $58.3 million to opening investments, a non-cash increase of $12.5 million to future income tax liability, a non-cash increase of $15.9 million to non-controlling interest, a non-cash pre-tax increase of $54.7 million in accumulated OCI ($42.2 million net of tax) for the change in accounting for financial assets classified as available-for-sale and measured at fair value instead of cost, and the retroactive reclassification to accumulated OCI of $101.9 million in cumulative unrealized foreign exchange translation adjustments.
Under Section 3855, share purchase warrants held by the Company are classified as derivatives and marked-to-market each reporting period. As a result, the Company realized a non-cash increase of $12.2 million to opening investments, a non-cash decrease of $1.4 million to future income tax liability, a non-cash increase of $2.5 million to non-controlling interests and a non-cash increase of $11.1 million to retained earnings as a one time cumulative effect of a change in accounting policy.
In addition, the Company adopted a policy to expense debt financing costs when they are incurred, unless they are directly attributable to the acquisition or construction of qualifying assets, which are assets that necessarily take a substantial period of preparation for their intended use or sale, in which case they are added to the cost of those assets until such time as the assets are substantially ready for their intended use or sale. As a result, the Company recorded a non-cash adjustment to decrease opening retained earnings by $1.5 million to eliminate the opening balance of debt financing fees that were capitalized and amortized under the Company’s previous accounting policy.
The adoption of Section 3865 did not have a material effect on the Company’s consolidated financial position and results of operations.
Handbook Section 1506, Accounting Changes, which replaces the former Section 1506, also became effective on January 1, 2007. Section 1506 prescribes the criteria for changing accounting policies and the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. The adoption of Section 1506 did not have a material effect on the Company.
In March 2006, the Emerging Issues Committee issued Abstract 160, Stripping Costs Incurred in the Production Phase of a Mining Operation (“EIC-160”). EIC-160 discusses the treatment of costs associated with the activity of removing overburden and other mine waste minerals in the production phase of a mining operation and concludes that such stripping costs should be accounted for according to the benefit received by the entity and recorded as either a component of inventory or a betterment to the mineral property, depending on the benefit received. The implementation of EIC-160, effective January 1, 2007, did not have a material effect on the Company’s consolidated financial position and results of operations.
Accounting Policies to be Implemented Effective January 1, 2008
Two new Handbook sections, 3862, Financial Instruments — Disclosure and 3863, Financial Instruments — Presentation, will replace Section 3861, Financial Instruments — Disclosure and Presentation. These new sections incorporate many of the disclosure requirements in the existing section, but place an increased emphasis on disclosure about risk, including both qualitative and quantitative information about the risk exposures arising from financial instruments.
Section 1535, Capital Disclosures establishes disclosure requirements about the Company’s objectives, policies and processes for managing capital, as well as quantitative information about capital.
Section 3031, Inventories, which replaces the existing Section 3030, establishes standards for the measurement and disclosure of inventories. The new standard provides more extensive guidance on the determination of cost, including allocation of overhead, requires impairment testing and expands the disclosure requirements. The adoption of Section 3031 did not have a material impact on the Company’s consolidated financial position and results of operations.
Accounting Policies to be Implemented Effective January 1, 2009
In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The new Section will be applicable to the Company’s financial statements for its fiscal year beginning January 1, 2009. The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements.
70 | 2007 GOLDCORP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in United States dollars, tabular amounts in millions, except where noted)
4. ACQUISITION AND DISPOSITION OF MINING INTERESTS
(a) Acquisition of 100% Interest in Porcupine and Musselwhite and Disposition of Interest in La Coipa
On December 21, 2007, Goldcorp acquired Kinross Gold Corporation’s 49% interest in the Porcupine gold mine in northeastern Ontario and its 32% interest in the Musselwhite gold mine in northwestern Ontario in exchange for Goldcorp’s 50% interest in the La Coipa silver-gold mine in Chile and $200 million in cash plus closing adjustments.
The La Coipa operations have been reclassified as discontinued operations in these consolidated financial statements (Note 6), with restatement from May 12, 2006, the date of acquisition (note 5(b)). A gain of $46.4 million was recognized on the disposition.
Goldcorp’s interests in Porcupine and Musselwhite are included in these consolidated financial statements at 51% and 68%, respectively, from May 12, 2006 to December 21, 2007 and at 100% subsequent to December 21, 2007.
The acquisition of the remaining interests in Porcupine and Musselwhite was accounted for as a step purchase transaction, with the cost of the acquisition allocated on a preliminary basis as follows:

Purchase price:
Cash	$206.5
50% interest in La Coipa	100.0
Transaction costs	6.4

$312.9

Net assets acquired:
Cash and cash equivalents	$1.7
Non-cash operating working capital	7.6
Mining interests	348.4
Other assets	11.8
Future income tax liabilities	(9.5)
Reclamation and closure cost obligations	(46.1)
Other liabilities	(1.0)

$312.9

Prior to the closing of the above transaction, the Porcupine Joint Venture disposed of a property consisting of a decommissioned mine and mill in Timmins, Ontario. Goldcorp recognized a gain of $10.8 million from the sale of this property. For the purposes of these consolidated statements, the purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed, based on management’s best estimates and taking into account all available information at the time of the transaction, as well as applicable information at the time these consolidated financial statements were prepared. Goldcorp will continue to review information and perform further analysis with respect to these assets, including an independent valuation, prior to finalizing the allocation of the purchase price in 2008. This process will be performed in accordance with Emerging Issues Committee Abstract 152. Although the results of this review are presently unknown, it may result in a change to the value attributable to tangible assets and future income tax liabilities.
(b) Disposition of Amapari and Peak Mines
During April 2007, Goldcorp closed its transaction to sell the Amapari and Peak mines to Peak Gold in exchange for $200 million in cash and $100 million in share considerations, resulting in a pre-tax gain of $40.2 million ($6.5 million, net of tax). Goldcorp owned approximately 22% of Peak Gold on close of the transaction. The Amapari and Peak mines were not classified as discontinued operations in 2007 as Goldcorp continues to have a significant influence through its equity interest in Peak Gold.
Summary of assets and liabilities sold:

Net assets sold:
Cash and cash equivalents	$6.1
Non-cash operating working capital	16.9
Mining interests	284.1
Other	7.3
Future income and mining taxes	(35.5)
Reclamation and closure cost obligations	(18.2)
Other	(1.9)

$258.8

Net proceeds:
Cash	$200.0
Common shares of Peak Gold	100.0
Selling costs	(1.0)

$299.0

71 | 2007 GOLDCORP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in United States dollars, tabular amounts in millions, except where noted)
4. ACQUISITION AND DISPOSITION OF MINING INTERESTS (cont’d)
The Company recorded a $174.7 million impairment charge in 2006 against its investment in Amapari as a result of a revision downward of its proven and probable reserves to 485,000 ounces of gold as at December 31, 2006.
(c) On February 1, 2007, a wholly owned subsidiary of Goldcorp completed the sale of other mining interests for cash of $24 million and $2 million in common shares of an investment which had been classified as available for sale. The proceeds received approximated the net book value of the mining interests.
(d) Bermejal Gold Deposit
On March 31, 2005, Goldcorp completed the acquisition of the Bermejal gold deposit in Mexico for cash consideration of $70 million from a joint venture of Industrias Peñoles SA de CV and Newmont Mining Corporation. The Bermejal gold deposit is located two kilometers south of Goldcorp’s Los Filos gold deposit. The Company is developing the two deposits as a single project, the Los Filos project, and a detailed engineering study for the combined project was completed in April, 2006. The Los Filos mine commenced commercial production in January 2008.
5. BUSINESS COMBINATIONS
(a) Glamis Gold Ltd.
On August 31, 2006, Goldcorp and Glamis Gold Ltd. (“Glamis”) announced that their respective boards of directors had agreed to combine Goldcorp and Glamis. The transaction was approved by Glamis shareholders on October 26, 2006 and closed on November 4, 2006. Each Glamis common share was exchanged for 1.69 Goldcorp common shares and C$0.0001 in cash. All outstanding Glamis stock appreciation rights (“SAR’s”) were exercised by the holders into Glamis shares such that holders of the SAR’s received Goldcorp shares and cash at the same share exchange ratio. Each Glamis stock option, which previously gave the holder the right to acquire shares in the common stock of Glamis when presented for execution, was exchanged for a stock option which gives the holder the right to acquire shares in the common stock of Goldcorp on the same basis as the exchange of Glamis common shares for Goldcorp common shares.
The business combination was accounted for as a purchase transaction, with Goldcorp being identified as the acquirer and Glamis as the acquiree. These consolidated financial statements include the operating results of Glamis since November 4, 2006.
The cost of the acquisition includes the fair value of the Goldcorp shares issued and is based on the deemed issuance of 283.2 million Goldcorp common shares at $28.71 per common share, plus SAR’s of Glamis exercised for 0.4 million common shares of Goldcorp at $28.71 per common share, plus 2.8 million stock options of Glamis exchanged for 4.7 million stock options of Goldcorp with a fair value of $82.1 million, plus Goldcorp’s transaction costs of $20.0 million, equaling a total purchase price of $8.2 billion. The price of the Goldcorp common shares was calculated as the average share price of Goldcorp two days before, the day of, and two days after the date of announcement. The stock options were valued using the Black-Scholes option pricing model.
The allocation of the purchase price was finalized in the fourth quarter of 2007, which resulted in an $837.9 million increase in the amount initially recorded for mining interests, a $524.6 million decrease to goodwill, a $354.7 million increase in future income tax liabilities and a net increase in other balances of $41.4 million.
The final allocation is as follows:

Purchase price:
283.2 million common shares of Goldcorp and cash	$8,129.0
0.4 million common shares of Goldcorp on exercise of Glamis SAR’s	11.4
Stock options Goldcorp issued in exchange for those of Glamis	82.1
Acquisition costs	20.0

$8,242.5

Net assets acquired:
Cash and cash equivalents	$73.4
Current assets	71.3
Mining interests	10,624.1
Other assets	29.0
Current liabilities	(63.8)
Long-term debt	(80.0)
Future income tax liabilities, net	(2,659.7)
Reclamation and closure cost obligations	(34.9)
Goodwill	283.1

$8,242.5

72 ½ 2007 GOLDCORP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in United States dollars, tabular amounts in millions, except where noted)
For the purposes of these consolidated financial statements, the purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed, with goodwill assigned to a specific reporting unit, based on management’s best estimates, and also taking into account all available information at the time of acquisition as well as applicable information at the time these consolidated financial statements were prepared. This process was performed in accordance with Emerging Issues Committee Abstract 152. The amount allocated to goodwill is not deductible for tax purposes.
An independent valuation of the significant assets acquired was completed in the fourth quarter of 2007, supporting management’s allocation of the purchase consideration.
(b) Placer Dome Inc. Mining Assets
On October 30, 2005, Goldcorp entered into an agreement with Barrick Gold Corporation (“Barrick”) to acquire certain of Placer Dome Inc.’s (“Placer Dome”) Canadian and other mining assets and interests upon Barrick’s successful acquisition of Placer Dome. On March 15, 2006, Barrick acquired 100% of the outstanding shares of Placer Dome for approximately $10.0 billion in shares and cash. On May 12, 2006, Goldcorp completed the agreement with Barrick for cash of approximately $1.6 billion. The acquisition was funded with a $250 million advance payment paid in January 2006 from cash on hand. The remainder was paid upon closing by drawing down on credit facilities (note 14(a) and (b)) in the amount of $1.3 billion and cash on hand. Goldcorp acquired Placer Dome’s interests in the Campbell (100%), Porcupine (51%) and Musselwhite (68%) gold mines in Canada, and the La Coipa (50%) silver-gold mine in Chile. Goldcorp also acquired a 40% interest in the Pueblo Viejo gold development project in the Dominican Republic, together with Placer Dome’s interests in its Canadian exploration properties, including the Mount Milligan copper/gold deposit in British Columbia. On July 24, 2006, Goldcorp sold certain of these Canadian exploration interests to Terrane (note 18(b)). On December 21, 2007, Goldcorp acquired the remaining 49% and 32% interests in the Porcupine and Musselwhite gold mines and disposed of its interest in the La Coipa silver-gold mine (note 4(a)).
This business combination was accounted for as a purchase transaction, with Goldcorp identified as the acquirer and the Placer Dome operations as the acquiree. These consolidated financial statements include the Placer Dome operations from May 12, 2006.
The allocation of the purchase price of the Placer Dome operations is summarized in the following table:

Purchase price:
Cash	$1,593.4
Acquisition costs	10.0

$1,603.4

Net assets acquired:
Current assets	$69.8
Mining interests	1,653.7
Other assets	16.1
Current liabilities	(51.7)
Future income tax liabilities	(353.3)
Reclamation and closure cost obligations	(129.2)
Other liabilities	(6.4)
Goodwill	404.4

$1,603.4

For the purpose of these consolidated financial statements, the purchase consideration was allocated to the fair value of assets acquired and liabilities assumed, with goodwill assigned to a specific reporting unit, based on management’s best estimates and taking into account all available information at the time of acquisition as well as applicable information at the time these consolidated financial statements were prepared. This process was performed in accordance with Emerging Issues Committee Abstract 152. The amount allocated to goodwill was not deductible for tax purposes.
An independent valuation of the significant assets acquired was completed in February 2007, supporting management’s allocation of the purchase consideration.
(c) Virginia Gold Mines Inc.
On March 31, 2006, the Company completed the acquisition of Virginia Gold Mines Inc. (“Virginia”). Goldcorp issued 19.3 million common shares at a price of $20.63 per share. This issue price is the five-day average share price of Goldcorp common shares at December 5, 2005, the date of announcement.
Under the agreement, shareholders of Virginia received 0.4 of a Goldcorp common share and 0.5 of a share in a new public exploration company (Virginia Mines Inc., “New Virginia”) for each issued and outstanding Virginia share.

73 ½ 2007 GOLDCORP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in United States dollars, tabular amounts in millions, except where noted)
5. BUSINESS COMBINATIONS (cont’d)
This acquisition was accounted for under the purchase method as a business combination with Goldcorp identified as the acquirer and Virginia as the acquiree. The allocation of the purchase price of Virginia is summarized in the following table:

Purchase price:
Common shares of Goldcorp issued to acquire 100% of Virginia (19.3 million shares)	$398.3
Share purchase warrants of Virginia exercisable into Goldcorp shares at conversion of 0.4 shares per warrant	3.6
Acquisition costs	4.0

$405.9

Net assets acquired:
Current assets	$1.2
Mining interest	692.0
Current liabilities	(0.9)
Future income tax liabilities	(286.4)

$405.9

(d) Wheaton River Minerals Ltd.
In December 2004, Goldcorp and Wheaton announced a proposed transaction which provided for Goldcorp to make a take-over bid for Wheaton on the basis of one Goldcorp share for every four Wheaton shares.
On February 8, 2005, Goldcorp announced a special $0.50 per share cash dividend would be payable to existing Goldcorp shareholders should shareholders approve by majority Goldcorp’s take-over bid for Wheaton and Wheaton shareholders tender the minimum two-thirds bid requirement. The payment of the special dividend also resulted in an adjustment to the exchange ratio of Goldcorp’s outstanding warrants — an increase in entitlement from 2.0 to 2.08 Goldcorp shares per warrant.
On February 10, 2005, at a special meeting, Goldcorp shareholders approved the issuance of additional Goldcorp common shares to effect the acquisition of Wheaton. As of February 14, 2005, the effective date of acquisition, approximately 70% of the outstanding Wheaton common shares were tendered to Goldcorp’s offer, satisfying the minimum two-thirds bid requirement under the terms of the Goldcorp offer. With conditions met, the special $0.50 per share cash dividend, totaling approximately $95 million, was paid on February 28, 2005.
As of March 31, 2005, Goldcorp held approximately 82% of the outstanding Wheaton common shares and by April 15, 2005, 100% had been acquired. In addition, each Wheaton warrant or stock option, which gave the holder the right to acquire common shares of Wheaton, was exchanged for a warrant or stock option of Goldcorp, giving the holder the right to acquire common shares of Goldcorp on the same basis as the exchange of Wheaton common shares for Goldcorp common shares.
This business combination was accounted for as a purchase transaction, with Goldcorp identified as the acquirer and Wheaton as the acquiree. These consolidated financial statements include 82% of Wheaton’s operating results for the period February 15 to April 15, 2005, and 100% of the results thereafter. The allocation of the purchase price of the shares of Wheaton is summarized in the following table:

Purchase price:
Common shares of Goldcorp issued to acquire 100% of Wheaton (143.8 million shares)	$1,887.4
Share purchase warrants of Goldcorp issued in exchange for those of Wheaton (174.8 million warrants)	290.8
Stock options of Goldcorp issued in exchange for those of Wheaton (4.9 million options)	30.8
Acquisition costs	26.0

$2,235.0

Net assets acquired:
Cash and cash equivalents	$168.7
Marketable securities	4.3
Other non-cash operating working capital	0.8
Mining interests	2,502.1
Silver contract	77.5
Stockpiled ore, non-current	55.3
Other long-term assets	3.8
Future income taxes, net	(631.8)
Reclamation and closure cost obligations	(24.5)
Future employee benefits	(5.3)
Other liabilities	(10.3)
Non-controlling interest in Silver Wheaton (35%) (note 18(a))	(54.9)
Goodwill	149.3

$2,235.0

74 | 2007 GOLDCORP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in United States dollars, tabular amounts in millions, except where noted)
A total of 143.8 million Goldcorp shares were issued to acquire a 100% interest in the shares of Wheaton at a price of $13.13 per share. This issue price was the five-day average share price of Goldcorp common shares at February 8, 2005, reduced by the amount of the special dividend. Share purchase warrants and stock options were valued using Black-Scholes option pricing models and market prices for listed share purchase warrants. Cash and cash equivalents received on the acquisition of Wheaton were net of acquisition costs and other non-operating liabilities incurred by Wheaton that were directly related to the acquisition.
For the purposes of these consolidated financial statements, the purchase consideration was allocated to the fair value of assets acquired and liabilities assumed, with goodwill assigned to specific reporting units, based on management’s best estimates and taking into account all available information at the time of acquisition as well as applicable information at the time these consolidated financial statements were prepared. This process was performed in accordance with CICA Emerging Issues Committee Abstract 152. The amount allocated to goodwill was not deductible for tax purposes.
An independent valuation of the significant assets acquired was completed in February 2006, supporting management’s allocation of the purchase consideration.
6. DISCONTINUED OPERATIONS
As discussed in Note 4(a), the results of the La Coipa gold and silver mine, previously disclosed as a separate operating segment in Note 22, have been reclassified as discontinued operations in these consolidated financial statements.
Selected financial information of discontinued operations included in the Consolidated Statements of Earnings and the Consolidated Statements of Cash Flows are as follows:

	2007	2006

Net earnings from discontinued operations
Revenues	$128.8	$60.6
Earnings from discontinued operations	56.6	8.5
Interest and other income	0.9	0.3
Income tax expense	(19.2)	(1.1)

	38.3	7.7
Gain on disposition (net of tax — $NIL)	46.4	—

	$84.7	$7.7

Earnings per share from discontinued operations
Basic	$0.12	$0.02
Diluted	$0.12	$0.02

Cash flows of discontinued operations
Operating activities	$73.2	$(2.7)
Investing activities	(5.2)	(0.9)

	$68.0	$(3.6)

The major classes of assets and liabilities of discontinued operations in the Consolidated Balance Sheets are as follows:

	2007	2006

Assets
Cash	$—	$28.8
Accounts receivable and other	—	5.1
Inventory	—	8.9

Current assets of discontinued operations	—	42.8

Mining interests	—	106.5
Other assets	—	1.0

Non-current assets of discontinued operations	—	107.5

Total assets of discontinued operations	—	150.3

Liabilities
Accounts payable and accrued liabilities and other	—	16.6
Income taxes payable	—	1.6

Current liabilities of discontinued operations	—	18.2

Future income and mining taxes	—	39.3
Reclamation and closure cost obligations	—	12.2

Non-current liabilities of discontinued operations	—	51.5

Total liabilities of discontinued operations	$—	$69.7

75 ½ 2007 GOLDCORP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in United States dollars, tabular amounts in millions, except where noted)
7. RESTRICTED CASH
On December 1, 2006, Goldcorp and Glamis were amalgamated pursuant to the Ontario Business Corporations Act, Goldcorp placed $65 million in escrow in compliance with the United States Foreign Investment in Real Property Tax Act, following the filing of an Application for Withholding Certificate for Dispositions by Foreign Persons of United States Real Property Interests. These funds were restricted to potentially remit required withholding tax to the United States Internal Revenue Service (“IRS”) following the transfer to Goldcorp of all common shares of a former United States subsidiary of Glamis, a United States Real Property Holding Corporation, which was deemed to have been disposed of for United States tax purposes. Under United States income tax statutes, Goldcorp was required to withhold 10% of the deemed sale price of the subsidiary and subsequently remit any amount owing to the IRS within 20 days of the IRS issuing the withholding certificate. On February 21, 2007, the Company received clearance from the IRS that no withholdings taxes were required for this amalgamation.
8. MARKETABLE SECURITIES AND INVESTMENTS

	2007	2006
	FAIR VALUE	BOOK VALUE

Marketable securities
Available-for-sale	$25.8	$14.9

Investments
Available-for-sale	$224.3	$132.6
Warrants	3.7	1.4

	$228.0	$134.0

	2007		2006
		MARK-TO-
		MARKET
		GAIN (LOSS)			TRANSITIONAL
AVAILABLE FOR SALE	FAIR VALUE	IN OCI	FAIR VALUE	BOOK VALUE	ADJUSTMENT

Marketable Securities	$25.8	$15.6	$27.2	$14.9	$12.3
Investments	224.3	13.0	190.9	132.6	58.3

	$250.1	$28.6	$218.1	$147.5	$70.6
Future tax recovery (expense) in OCI	—	7.8	—	—	(12.5)

	250.1	36.4	218.1	147.5	58.1
Reclassification adjustment for gains and losses included in net income, net of tax — $1.2 million	—	(21.1)	—	—	—
Non-controlling interest in OCI	—	(1.3)	—	—	(15.9)

	$250.1	$14.0	$218.1	$147.5	$42.2

	2007		2006
		MARK-TO-
		MARKET
		GAIN (LOSS) IN			TRANSITIONAL
WARRANTS	FAIR VALUE	NET INCOME	FAIR VALUE	BOOK VALUE	ADJUSTMENT

Investments	$3.7	$(10.0)	$13.6	$1.4	$12.2
Future tax recovery	—	1.2	—	—	1.4
Non-controlling interest	—	1.1	—	—	(2.5)

	$3.7	$(7.7)	$13.6	$1.4	$11.1

A net gain of $5.5 million on securities was recognized in 2007, comprised of $15.5 million of realized gains and $10.0 million of mark-to-market losses (2006 — net realized loss of $5.0 million; 2005 — net realized gain of $10.2 million)
By holding these long-term investments the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk (note 15).

76 ½ 2007 GOLDCORP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in United States dollars, tabular amounts in millions, except where noted)
9. INVENTORIES AND STOCKPILED ORE

	2007	2006

Supplies	$77.4	$66.5
Finished goods	20.4	31.5
Work in process	51.0	20.4
Heap leach ore	43.0	22.4
Stockpiled ore	75.8	72.6

	267.6	213.4
Less: non-current heap leach inventory and stockpiled ore	(76.2)	(75.7)

	$191.4	$137.7

Work in process
Work-in-process is the stage between the product (gold, silver, and copper) as it sits as a raw material (mined or stockpiled ore), and when it has been converted into the finished product (doréor concentrate).
Heap leach inventory
The recovery of gold from certain oxide ores is achieved through the heap leaching process used at the Marigold and Wharf mines, and at the former Amapari mine (note 4(b)). Under this method, ore is placed on leach pads where it is treated with a chemical solution which dissolves the gold contained in the ore.
Stockpiled ore
The majority of the low-grade stockpiled ore is located at Alumbrera and is forecasted to be drawn down throughout the remainder of the mine life, until 2016. The portion that is to be processed within one year is reflected as a current asset.

77  ½ 2007 GOLDCORP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in United States dollars, tabular amounts in millions, except where noted)
10. MINING INTERESTS

	2007			2006
		ACCUMULATED			ACCUMULATED
		DEPRECIATION			DEPRECIATION
		AND			AND
	COST	DEPLETION	NET	COST	DEPLETION	NET

Mining properties	$15,564.3	$532.0	$15,032.3	$14,294.0	$379.8	$13,914.2
Plant and equipment	1,790.9	370.4	1,420.5	1,365.2	257.1	1,108.1

	$17,355.2	$902.4	$16,452.8	$15,659.2	$636.9	$15,022.3

A summary by property of the net book value is as follows:

	MINING PROPERTIES
		NON-		PLANT AND
	DEPLETABLE	DEPLETABLE	TOTAL	EQUIPMENT	2007	2006

Red Lake(a)	$503.2	$529.3	$1,032.5	$138.1	$1,170.6	$1,148.7
Porcupine(a)	172.9	158.1	331.0	181.9	512.9	252.4
Musselwhite(a)	58.6	153.8	212.4	117.2	329.6	229.2
Éléonore gold project	—	728.0	728.0	—	728.0	704.2
Canadian exploration properties (note 18 (b))	—	171.7	171.7	—	171.7	157.4
Wharf	4.1	—	4.1	1.3	5.4	4.6
Marigold(b)	52.3	115.8	168.1	34.4	202.5	518.6
Luismin(c)	273.2	532.4	805.6	59.2	864.8	866.9
Los Filos project	212.2	278.2	490.4	164.1	654.5	595.7
El Sauzal(b)	163.6	154.0	317.6	42.0	359.6	1,009.8
Peñasquito(b)(g)	—	9,101.7	9,101.7	375.7	9,477.4	7,056.5
Mexican exploration projects	—	166.8	166.8	—	166.8	168.4
Alumbrera	392.1	—	392.1	224.2	616.3	660.1
Marlin(b)	410.4	344.3	754.7	68.3	823.0	1,163.6
Cerro Blanco(b)	—	33.1	33.1	2.6	35.7	18.6
San Martin(b)	0.9	—	0.9	3.3	4.2	3.9
Amapari(e)	—	—	—	—	—	100.0
Peak(e)	—	—	—	—	—	173.3
Corporate and other	—	—	—	6.2	6.2	4.5

	$2,243.5	$12,467.2	$14,710.7	$1,418.5	$16,129.2	$14,836.4

Equity Investments
Pueblo Viejo(a)(d)	—	133.7	133.7	—	133.7	98.9
El Limón project(a)	—	87.8	87.8	2.0	89.8	87.0
Peak Gold(e)	—	100.1	100.1	—	100.1	—

	—	321.6	321.6	2.0	323.6	185.9

	$2,243.5	$12,788.8	$15,032.3	$1,420.5	$16,452.8	$15,022.3

The goodwill allocated to the Company’s reporting units and included in the respective operating segment assets is shown below:

		CHANGES IN
	2006	ESTIMATES	2007

Red Lake(a)	$404.4	$—	$404.4
Peñasquito(b)	807.7	(524.6)	283.1
Los Filos	74.3	—	74.3
Silver Wheaton	53.8	—	53.8

	$1,340.2	$(524.6)	$815.6

(a)	The net book values have been allocated according to the fair value of the Placer Dome mining assets acquired (note 5(b)).

(b)	The net book values have been allocated according to the fair value of the Glamis mining assets acquired (note 5(a)).
78 | 2007 GOLDCORP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in United States dollars, tabular amounts in millions, except where noted)

(c)	Included in the carrying value of the Luismin and Peñasquito mines is the value of mining properties attributable to the Silver Wheaton silver contract of the following amounts:

	MINING PROPERTIES
		NON-		PLANT AND	TOTAL	TOTAL
	DEPLETABLE	DEPLETABLE	TOTAL	EQUIPMENT	2007	2006

Luismin — silver interests	$68.4	$136.4	$204.8	$—	$204.8	$211.7
Peñasquito — silver interests (note 11(b))	$—	$504.3	$504.3	$—	$504.3	$—

(d)	The equity investments in these exploration/development stage properties have no current operations. The recorded value represents the fair value of the property at the time they were acquired, plus subsequent expenditures which have been invested in property development.

(e)	In April 2007, the Company completed its transaction to dispose of the Amapari and Peak mines to Peak Gold.

(f)	On December 21, 2007, the Company acquired the remaining 49% and 32% interest in Porcupine and Musselwhite, respectively (note 4(a)), and, as a result, the mining interests at December 31, 2007 reflect the Company’s 100% ownership of those assets.

(g)	The Company capitalized $10.9 million of interest related to the Peñasquito project in 2007 (2006 — nil).
11. SILVER INTERESTS

	2007			2006
		ACCUMULATED			ACCUMULATED
	COST	DEPRECIATION	NET	COST	DEPRECIATION	NET

Yauliyacu(d)	$285.3	$23.1	$262.2	$285.3	$10.6	$274.7
Zinkgruvan	77.9	9.1	68.8	77.9	6.1	71.8
Stratoni(c)	57.7	3.4	54.3	—	—	—

	$420.9	$35.6	$385.3	$363.2	$16.7	$346.5

The value allocated to reserves is classified as depletable and is depreciated on a units-of-sale basis over the estimated recoverable proven and probable reserves at the mine. The value associated with resources and exploration potential is the value beyond proven and probable reserves allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources or exploration potential into reserves.

	2007			2006
		NON-			NON-
	DEPLETABLE	DEPLETABLE	TOTAL	DEPLETABLE	DEPLETABLE	TOTAL

Yauliyacu(d)	$21.7	$240.5	$262.2	$34.2	$240.5	$274.7
Zinkgruvan	33.7	35.1	68.8	36.7	35.1	71.8
Stratoni(c)	35.4	18.9	54.3	—	—	—

	$90.8	$294.5	$385.3	$70.9	$275.6	$346.5

(a)	On December 20, 2007, Silver Wheaton signed a binding letter agreement to purchase between 45% and 90% of the life-of-mine silver to be produced by the Rosemont Copper Project (“Rosemont”), a 100%-owned property of Augusta Resource Corporation (“Augusta”). Augusta must elect the percentage of life-of-mine silver subject to the transaction, which will be between a minimum of 45% and a maximum of 90%, on or before March 31, 2008. Subject to the finalization of the structure of the transaction, including tax considerations, Silver Wheaton will pay an upfront cash payment ranging in value from $135 million to $165 million to acquire 45% of the payable silver, or $240 million to $320 million to acquire 90% of the payable silver, produced for the life-of-mine. The upfront payment will be made on a drawdown basis to fund construction of the mine as construction milestones are achieved. Silver Wheaton will not be required to pay any further ongoing per ounce payments for silver delivered from Rosemont and is not required to fund or contribute to ongoing capital expenditures. Augusta will provide a completion guarantee with certain minimum production criteria by a certain date. The transaction is subject to (a) Augusta receiving all necessary permits to construct and operate a mine in accordance with their August 2007 Rosemont Feasibility Study (the “Feasibility Study”), (b) Augusta having entered into committed arrangements for sufficient financing to construct and operate the mine, and (c) execution by the parties of definitive agreements on or before June 30, 2008 as well as receipt of any required regulatory approvals and third-party consents.

(b)	On July 24, 2007, Silver Wheaton entered into a transaction to acquire 25% of the silver produced from Goldcorp’s Peñasquito project located in Mexico for the life of mine, for an upfront cash payment of $485 million. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment commencing in 2011), for silver delivered under the contract.

Silver Wheaton is not required to fund any capital expenditures at Peñasquito, including any expansion scenarios. Goldcorp has provided a completion guarantee to Silver Wheaton that the Peñasquito mine will be constructed with certain minimum production criteria by certain dates.

(c)	On April 23, 2007, Silver Wheaton entered into an agreement with Hellas Gold S.A., a subsidiary of European Goldfields Ltd., to acquire all of the silver produced from Hellas Gold’s Stratoni mining operations in Greece for the life of mine. Silver Wheaton made an upfront cash payment of $57.5 million. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment commencing in 2010), for silver delivered under the contract.

During the term of the contract, Silver Wheaton will have a right of first refusal on any future sales of silver streams from any other mine owned or operated by European Goldfields or Hellas Gold.
79 | 2007 GOLDCORP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in United States dollars, tabular amounts in millions, except where noted)
11. SILVER INTERESTS (cont’d)

(d)	On March 23, 2006, Silver Wheaton entered into a contract with Glencore International AG’s (“Glencore”) to purchase 4.75 million ounces of silver per year for a period of 20 years, based on the production from Glencore’s Yauliyacu mining operations in Peru. The upfront payment was $285 million, comprised of $245 million in cash and a $40 million promissory note, which was paid in full on May 31, 2006. In addition, a cash payment of $3.90 per ounce of silver delivered under the contract is due (subject to an inflationary adjustment commencing in 2009). In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows.
During the term of the contract, Silver Wheaton has a right of first refusal on any future sales of silver streams from the Yauliyacu mine and a right of first offer on future sales of silver streams from any other mine owned by Glencore at the time of the initial transaction. In addition, Silver Wheaton also has an option to extend the 20 year term of the silver purchase agreement in five year increments, on substantially the same terms as the existing agreement, subject to an adjustment related to silver price expectations at the time and other factors.
12. OTHER LONG-TERM ASSETS

	2007	2006

Reclamation deposits	$6.6	$17.2
Sales/indirect taxes recoverable	18.8	28.6
Other	17.1	10.5

	$42.5	$56.3

13. INCOME AND MINING TAXES

	2007	2006	2005

Current income and mining tax expense	$203.6	$215.9	$135.3
Future income and mining tax (recovery) expense	(43.3)	(62.7)	7.1

	$160.3	$153.2	$142.4

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the following items:

	2007	2006	2005

Earnings from continuing operations before income taxes and non-controlling interests	$581.8	$589.6	$440.3
Canadian federal and provincial income tax rates	34.12%	36.12%	38.47%

Income tax expense based on above rates	198.5	213.0	169.4

Increase (decrease) due to:
Impact of reduction in tax rates on future income taxes	(42.7)	(45.8)	—
Provincial mining taxes	28.0	16.0	20.7
Non-deductible expenditures	12.4	3.7	6.2
Resource allowance	(8.1)	(8.4)	(17.5)
Lower statutory tax rates on earnings of foreign subsidiaries	(63.1)	(55.9)	(15.6)
Dilution gains not subject to tax	(3.4)	(23.0)	(7.2)
Foreign exchange and other permanent differences	17.1	(16.0)	(6.5)
Mining duties deduction	(5.1)	(3.6)	(2.3)
Non-taxable portion of realized capital (gains) losses	(1.8)	(15.6)	(2.6)
Change in valuation allowance	(8.0)	(5.7)	(3.1)
Non-deductible asset write-down	—	63.1	—
Capital gains tax on sale of subsidiary shares	33.5	23.8	—
Other	3.0	7.6	0.9

	$160.3	$153.2	$142.4

80 | 2007 GOLDCORP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in United States dollars, tabular amounts in millions, except where noted)
The components of future income taxes are as follows:

	2007	2006

Future income and mining tax assets
Non-capital losses	$94.3	$121.7
Deductible temporary differences and other	183.8	107.1

Value of future income tax and mining assets	278.1	228.8
Valuation allowance	(71.8)	(115.3)

	206.3	113.5

Future income and mining tax liabilities
Taxable temporary differences	(4,053.9)	(3,672.0)

Future income and mining tax liabilities, net	$(3,847.6)	$(3,558.5)

Presented on the Consolidated Balance Sheets as:
Future income and mining tax assets	$10.7	$18.0
Future income and mining tax liabilities	(3,858.3)	(3,576.5)

Future income and mining tax liabilities, net	$(3,847.6)	$(3,558.5)

Deductible temporary differences are comprised primarily of book to tax differences relating to the Company’s reclamation liabilities. Taxable temporary differences are comprised primarily of book to tax differences relating to the value of the Company’s mining interests acquired from corporate acquisitions.
The Company believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the above-noted future income tax assets.
Tax Loss Carry Forwards
At December 31, 2007, Goldcorp had Canadian income tax losses for federal income tax purposes totaling $369 million that expire from 2008 through 2028. A valuation allowance of $38 million has been applied against the future tax asset representing these losses. As well, Goldcorp had investment tax credits of $25 million that expire from 2008 through 2027.
In the United States, Goldcorp had regular tax net operating losses of $65 million that expire from 2011 through 2027. Alternative Minimum Tax (AMT) credits totaled $8 million. A valuation allowance of $8 million has been applied against the AMT tax credits.
In Mexico, Goldcorp possesses $57 million of tax losses expiring from 2008 to 2017. A $5 million valuation allowance has been applied against the related future tax asset.
81 | 2007 GOLDCORP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in United States dollars, tabular amounts in millions, except where noted)
14. LONG-TERM DEBT

	2007	2006

$1.5 billion revolving credit facility(a)	$645.0	$—
$200 million non-revolving term loan(b)	192.9	—
$300 million revolving term loan(b)	227.0	—
$500 million revolving credit facility(c)	—	500.0
$550 million bridge facility(c)	—	100.0
$350 million revolving credit facility(c)	—	290.0
$50 million revolving credit facility(d)	—	35.0

	1,064.9	925.0
Less: current portion of long-term debt	28.6	135.0

	$1,036.3	$790.0

Summary of Long-term Debt

(a)	On May 18, 2007, Goldcorp entered into a $1.5 billion revolving credit facility. The credit facility is unsecured and amounts drawn are required to be refinanced or repaid by May 18, 2012. Amounts drawn incur interest at LIBOR plus 0.35% to 0.70% per annum dependent upon the Company’s leverage ratio, increasing by an additional 0.05% per annum if the total amount drawn under this facility exceeds $750 million. Undrawn amounts are subject to a 0.08% to 0.175% per annum commitment fee dependent on the Company’s leverage ratio.

(b)	On July 24, 2007, Silver Wheaton entered into a credit agreement with Bank of Nova Scotia and BMO Capital Markets, as co-lead arrangers and administrative agents, to borrow $200 million under a non-revolving term loan (the “Term Loan”) and up to $300 million under a revolving term loan (the “Revolving Loan”). The Revolving Loan is for a period of seven years and the Term Loan is to be repaid in equal installments over a period of seven years, however, prepayments are allowed at any time. Silver Wheaton has committed to pay down the Revolving Loan, within 61 days after the end of each fiscal quarter, by an amount equal to 90% of the cash flows reported for the quarter. The Revolving Loan can be drawn down at any time to finance acquisitions or investments. In order to fund the acquisition of the Peñasquito silver contract from Goldcorp, the Term Loan was drawn in full and the Revolving Loan was drawn in the amount of $246 million.
Amounts drawn incur interest at LIBOR plus 0.875% to 1.75% per annum dependent upon Silver Wheaton’s leverage ratio. Undrawn amounts are subject to a 0.2% to 0.45% per annum commitment fee dependent on Silver Wheaton’s leverage ratio. Both the Term Loan and the Revolving Loan are secured against Silver Wheaton’s assets, including Silver Wheaton’s silver interests. Silver Wheaton paid $2.5 million in debt financing costs relating to the credit agreement, which was capitalized to the cost of the Peñasquito contract. During 2007, Silver Wheaton repaid $7.1 million and $19.0 million of the balances outstanding on the Term Loan and Revolving Loan, respectively.

(c)	As at December 31, 2006, the Company had a $500 million revolving credit facility, which was required to be refinanced or repaid by July 29, 2010. As at December 31, 2006, this facility was fully drawn. In addition, the Company had two credit facilities comprised of a $550 million bridge facility and a $350 million revolving credit facility. As at December 31, 2006, $290 million of debt was outstanding on the $350 million credit facility and $100 million was outstanding on the bridge facility. All of these facilities were repaid and cancelled on May 18, 2007.

(d)	The Company assumed a $50.0 million revolving credit facility and a $45.0 million term loan as a result of the acquisition of Glamis (note 5(a)). As at December 31, 2006, $35 million had been drawn against the revolving facility. The facility was repaid and cancelled on January 19, 2007. The term loan was repaid on December 29, 2006.

(e)	Reclamation letters of credit outstanding at the year ended December 31, 2007 totaled $230.7 million (2006 — $135.5 million).
Scheduled Long-term Debt repayments

2008	$28.6
2009	28.6
2010	28.6
2011	28.6
2012	673.6
Thereafter	276.9

$1,064.9

Fair Value of Long-term Debt
The fair value of long-term debt at December 31, 2007 was approximately equal to its carrying value.
82 | 2007 GOLDCORP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in United States dollars, tabular amounts in millions, except where noted)
15. FINANCIAL INSTRUMENTS
Financial instrument risk exposure
The Company manages its exposure to financial risks, including commodity risk, foreign exchange risk and interest rate risk, in accordance with its Risk Management Policy. The Risk Management Policy provides a framework for the Company to manage the risks it is exposed to in various markets and to protect itself against adverse price movements. All transactions undertaken are to support the Company’s ongoing business; the Company does not acquire or issue derivative financial instruments for trading or speculative purposes. The Company’s Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements.
The following describes the type of risks that the Company is exposed to and its objectives and policies for managing those risk exposures.
(a) Commodity price risk
Profitability of the Company depends on metal prices for gold, silver and copper. Gold, silver and copper prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold, silver and copper-producing countries throughout the world.
The Company has a policy not to hedge gold sales. Goldcorp has entered into copper hedging instruments to manage its exposure to fluctuations in copper prices.
(b) Foreign exchange risk
Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Gold, silver and copper are sold in US dollars and the Company’s costs are incurred principally in US dollars, Canadian dollars, Mexican pesos, Argentine pesos, Guatemalan quetzals and Honduran lempira. The appreciation of non-US dollar currencies against the US dollar can increase the cost of gold, silver and copper production and capital expenditure in US dollar terms. In addition, following the Glamis and Placer acquisitions (Note 5), the Company recorded $3.1 billion of future income tax liabilities on mineral interests which are recorded in local currencies. The future income tax liabilities are monetary items, which are revalued each period end at current exchange rates, with the gain or loss recorded in income in the period.
Goldcorp’s Risk Management policy includes hedging to reduce the risk associated with currency fluctuations; however, Goldcorp has not entered into such types of transactions during the current or comparative periods. The Company has assessed this risk and has not presently adopted an active currency hedging program given the correlation between metal prices and the currencies in which the Company operates. In 2007, favourable changes in metal prices have mitigated the adverse effect of the appreciation of the Canadian dollar against the US dollar.
(c) Interest rate risk
The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Presently, all of the Company’s outstanding borrowings are at floating interest rates. The Company monitors its exposure to interest rates and is comfortable with its exposures given the relatively low short-term US dollar rates. The weighted average interest rate paid by the Company in 2007 on its outstanding borrowings was 5.775%.
(d) Credit risk
The Company’s financial assets comprise, primarily, cash and cash equivalents, accounts receivable, marketable securities and investments. Credit risk is primarily associated with trade receivables; however, it also arises on cash equivalents and derivative financial instruments.
To mitigate exposure to credit risk on liquid funds and derivative financial instruments, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness, and to ensure liquidity of available funds.
The Company closely monitors its financial assets and does not have any significant concentration of credit risk.
(e) Liquidity risk
The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. Goldcorp has in place a $1.5 billion committed loan facility, of which $855 million was available to be drawn at December 31, 2007. Additionally, Silver Wheaton has in place a $300 million revolving term loan and a $200 million non-revolving term loan, of which $73 million and $7.1 million, respectively, was available to be drawn at December 31, 2007.
83 | 2007 GOLDCORP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in United States dollars, tabular amounts in millions, except where noted)
15. FINANCIAL INSTRUMENTS (cont’d)
Derivative Instruments
(a) Copper forward contracts
Commencing in 2006, the Company has entered into copper forward contracts to manage its exposure to copper price volatility. These contracts do not qualify for hedge accounting, and are therefore marked to market at the end of each reporting period, as determined by reference to published copper prices in an active market.
At December 31, 2007, the Company had entered into 30 million pounds of copper forward contracts on its 2008 production at a blended rate of $2.55 per pound. Additionally, the Company has entered into a zero-cost collar structure whereby puts have been purchased at an average price of $3.26 on 21.8 million pounds and calls sold at an average price of $3.63 on 19.5 million pounds for 2008 production. These contracts are monthly swaps, cash settled, based on the average London Metal Exchange Cash Settlement price for the month.

	2007	2006

Current derivative asset, included in other current assets	$7.9	$2.0

Current derivative liability	15.5	—
Non-current derivative liability	—	6.1

	$15.5	$6.1

Realized loss on matured contracts	$19.9	$—
Unrealized loss on fair value change of outstanding contracts	3.6	4.1

Non-hedge derivative loss	$23.5	$4.1

(b) Embedded derivatives
Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no embedded derivatives requiring separate accounting at December 31, 2007.
16. RECLAMATION AND CLOSURE COST OBLIGATIONS
The Company’s asset retirement obligations consist of reclamation and closure costs for both active and inactive mines. The present value of obligations relating to active mines is currently estimated at $138.2 million (2006 — $130.0 million) reflecting payments for approximately the next 100 years. The present value of obligations relating to inactive mines is currently estimated at $129.5 million (2006 — $87.3 million) reflecting payments for approximately the next 100 years. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.
The liability for reclamation and closure cost obligations at December 31, 2007 is $267.7 million (2006 — $217.3 million). The undiscounted value of this liability is $373.2 million (2006 — $374.2 million). An inflation rate assumption of 2% has been used. An accretion expense component of $10.8 million has been charged to operations in 2007 (2006 — $6.8 million, 2005 - $8.1 million) to reflect an increase in the carrying amount of the asset retirement obligation which has been determined using a discount rate of 5%. Changes to the reclamation and closure cost balance during the year are as follows:

	2007	2006

Reclamation and closure cost obligations — January 1	$217.3	$57.7
Arising on acquisition of Placer Dome assets (note 5(b))	—	111.8
Arising on acquisition of Glamis (note 5(a))	4.9	30.0
Arising on acquisition of remaining interest in Porcupine and Musselwhite mines (note 4(a)	46.1	—
Reduction of liability on disposal of mining interests	(25.2)	—
Reclamation expenditures	(12.0)	(6.4)
Accretion expense, included in depreciation and depletion	10.8	6.8
Revisions in estimates and liabilities incurred	25.8	17.4

	267.7	217.3
Less: current portion of reclamation and closure cost obligations, included in accounts payable, accrued liabilities, and other	(6.4)	(3.3)

	$261.3	$214.0

84 | 2007 GOLDCORP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in United States dollars, tabular amounts in millions, except where noted)
17. EMPLOYEE PENSION PLANS
Total cash payments for employee pension plans for 2007, consisting of cash contributed by the Company to its funded defined benefit pension plans, cash payments directly to beneficiaries of its unfunded defined benefit pension plans, and cash contributed to its defined contribution plans was $10.0 million (2006 — $4.6 million, 2005 — $0.5 million).
Defined contribution pension plans
The Company has several defined contribution pension plans covering substantially all employees in North America. Under these plans, the Company contributes either a fixed percentage of the employee’s salary or matches a percentage of the employee’s contributions. The employees are able to direct the contributions into a variety of investment funds offered by the plans. The Company’s expense related to these plans was $7.8 million in 2007 (2006 — $3.6 million; 2005 — $0.5 million), included in Operating Expenses and Corporate Administration on the Consolidated Statement of Earnings. The increased expense in 2007 was the result of the business acquisitions that occurred in 2006.
Defined benefit pension plans
The Company has several defined benefit pension plans covering certain of its Canadian employees, which were assumed upon the acquisition of the Placer Dome assets (Note 5(b)) in 2006, and a defined benefit plan for certain of its employees in Mexico.
The following tables summarize the change in the Company’s defined pension benefit obligations and fair value of assets as at December 31:

	2007	2006

Change in benefit obligation
Benefit obligation, beginning of year	$17.5	$5.2
Benefit obligations assumed on acquisition of mining interests	12.0	10.2
Current service costs	1.3	0.7
Past service costs	0.6	—
Interest costs	1.1	0.8
Actuarial loss (gain)	(0.7)	1.0
Benefits paid	(2.1)	(0.4)

Benefit obligation, end of year	$29.7	$17.5

Change in plan assets
Fair value of plan assets, beginning of year	$10.4	$2.2
Plan assets assumed on acquisition of Placer Dome assets	9.4	7.8
Actual return on plan assets	0.4	0.6
Company contributions	2.1	0.2
Benefits paid	(2.1)	(0.4)

Fair value of plan assets, end of year	$20.2	$10.4

Funded status — surplus (deficit)	$(9.5)	$(7.1)
Unrecognized net actuarial loss	0.5	1.1
Unrecognized prior service cost	1.2	0.3
Unrecognized transitional obligation	—	0.1

Accrued benefit liability(1)	$(7.8)	$(5.6)

(1)	Included in Other Long-term Liabilities on the Consolidated Balance Sheets.
The Company measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at December 31 of each year. The most recent actuarial valuation of the pension plans for funding purposes was as of December 31, 2004, and the next required valuation will be as of December 31, 2007.

85 | 2007 GOLDCORP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in United States dollars, tabular amounts in millions, except where noted)
17. EMPLOYEE PENSION PLANS (cont’d)
The following table summarizes the components of the defined benefit pension expense for the years ending December 31:

	2007	2006	2005

Costs arising in the period
Current service cost	$1.3	$0.7	$0.4
Interest cost	1.1	0.8	0.3
Return on plans assets	(0.4)	(0.6)	(0.3)
Actuarial loss (gain)	(0.7)	0.9	0.1
Prior service cost	0.6	—	—

Costs arising in the period	1.9	1.8	0.5
Difference between costs arising in the period and costs recognized in the period in respect of:
Return on plan assets	(0.3)	0.1	0.2
Actuarial loss (gain)	0.7	(0.7)	—
Prior service cost	(0.6)	(0.2)	(0.1)

Net expense recognized in the period(2)	$1.7	$1.0	$0.6

(2)	Included in Operating Expenses on the Consolidated Statements of Earnings.
The following table summarizes the assumptions used in measuring the Company’s pension benefit obligation:

	2007	2006

Discount rate	5.5% - 9%	5.0% - 9%
Expected long-term rate of return on plan assets	7.1% - 9%	7.1% - 9%
Rate of compensation increase	4% - 6%	4% - 6%

Plan assets
The Company’s Employee Benefits Committee maintains and establishes investment policies relating to the defined benefit and defined contribution pension plans. The Company’s Board of Directors approves these policies and any material changes to these policies.
The plan assets consist of the following:

2007

Equity securities	55%
Debt securities	40%
Cash and other investments	5%

Estimated future benefit payments
The following table summarizes the expected future benefit payments by the years indicated:

	2008	2009	2010	2011	2012	2013-2017

Defined benefit plans	1.2	1.1	1.2	1.2	1.2	8.0

86 | 2007 GOLDCORP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in United States dollars, tabular amounts in millions, except where noted)
18. NON-CONTROLLING INTERESTS

	SILVER WHEATON	TERRANE	TOTAL

At January 1, 2006	$108.6	$—	$108.6
Increase in net assets of Silver Wheaton arising upon contract amendment(a)(i)	32.3	—	32.3
Increase in non-controlling interest(a)(ii)	98.1	—	98.1
Increase in non-controlling interest(a)(iii)	51.9	—	51.9
Arising from transaction with Terrane(b)(i)	—	22.0	22.0
Increase in non-controlling interest(b)(ii)	—	5.8	5.8
Share of net earnings (loss)	36.5	(0.7)	35.8

At December 31, 2006	327.4	27.1	354.5
Change in accounting policy impact on retained earnings of subsidiary (note 3)	2.5	—	2.5
Non-controlling interest in accumulated OCI (note 8)	15.9	—	15.9
Non-controlling interest in current OCI (note 8)	1.3	—	1.3
Increase in non-controlling interest(b)(iii)	9.2	20.1	29.3
Share of net earnings (loss)	47.0	(0.9)	46.1

At December 31, 2007	$403.3	$46.3	$449.6

(a) Silver Wheaton
As a result of the Wheaton acquisition on February 14, 2005, Goldcorp acquired Wheaton’s 65% ownership of its subsidiary, Silver Wheaton. This interest decreased to 48% as at December 31, 2007 following the transactions described below.
(i)	On March 30, 2006, Goldcorp and Silver Wheaton amended the silver purchase contract, increasing the minimum number of ounces of silver to be delivered over the 25 year period by 100 million ounces, to 220 million ounces, and waiving any capital expenditure contributions previously required to be paid by Silver Wheaton. In consideration for these amendments, Silver Wheaton issued to Goldcorp 18 million common shares, valued at $115.6 million, and a $20.0 million non-interest bearing promissory note due on March 30, 2007. As a result, at March 30, 2006, Goldcorp owned 62% of Silver Wheaton’s common shares. This transaction resulted in an increase to mining interests of $46.6 million, an increase to future income tax liabilities of $14.3 million, and an increase in non-controlling interests of $32.3 million.

(ii)	On April 20, 2006, Silver Wheaton closed a C$200 million public offering of 16.7 million common shares at a price of C$12.00 per share. This transaction resulted in a decrease in Goldcorp’s ownership in Silver Wheaton from 62% to 57%. This dilution of the Company’s interest gave rise to a dilution gain of $61.4 million and an increase in non-controlling interests of $98.1 million.

(iii)	On December 7, 2006, Goldcorp completed the sale of 18 million common shares of Silver Wheaton at a price of C$12.70 per share for gross proceeds of $199.1 million. This transaction, which reduced Goldcorp’s interest in Silver Wheaton to 49%, gave rise to a gain on sale of $109.8 million which was recognized in operations in 2006 and an increase in non-controlling interests of $51.9 million.

(iv)	Related transactions

Goldcorp’s interest in Silver Wheaton declined marginally during 2007 (to 48%, from 49% in the prior year) as a result of additional issuances of common shares by Silver Wheaton from the exercise of stock options and warrants, which resulted in a dilution gain of $1.1 million being recognized in income in the current year (2006 — dilution gain of $61.4 million, 2005 — $18.7 million) and an increase in non-controlling interests of $9.2 million. The Company continued to consolidate Silver Wheaton in 2007, as it maintained control of Silver Wheaton due to the majority influence it exerted on the board of directors.

During the year ended December 31, 2007, the Company sold to Silver Wheaton 6.9 million ounces (2006 — 9.0 million ounces, 2005 — 7.9 million ounces) of silver from a subsidiary at a price of $3.90 per ounce, for total consideration of approximately $27.0 million (2006 — $35.0 million, 2005 —$30.8 million). Silver Wheaton also has an agreement with Goldcorp whereby the Company provides certain management and administrative services at cost. During the year, total management fees paid to the Company were $0.2 million (2006 — $0.2 million, 2005 — $0.4 million). This agreement allows for cancellation with 30 days notice at any time.

During September 2006, in connection with the Company’s acquisition of Glamis, Silver Wheaton agreed to waive its right to acquire an interest in any of Glamis’ Mexican projects. In exchange for this waiver, Silver Wheaton received a right of first refusal on future silver production from the Peñasquito Project in Mexico.
(b) Terrane Metals Corp.
(i)	On July 24, 2006, the Company completed the sale of Mt Milligan and certain other Canadian exploration interests to Terrane. Goldcorp acquired these exploration interests from Barrick in May 2006 (note 5(b)).

In consideration for the exploration properties, the Company received 240 million convertible Series A preferred shares at a price of C$0.50 per share. The preferred shares are convertible into common shares of Terrane at the option of Goldcorp at any time without any further consideration. Upon acquisition, on an as-converted basis, Goldcorp would own an 81% equity interest in Terrane’s issued and outstanding shares. The preferred shares are not entitled to dividends, are non-transferable without the prior written consent of Terrane, are non-redeemable, non-retractable, non-voting and if not previously converted will be automatically converted into common shares on the 20th anniversary of their issuance.

(ii)	On November 3, 2006, Terrane issued 13.4 million units in a brokered private placement at a price of C$0.75 per unit for gross proceeds of C$10 million. Each unit consists of one common share and one half of a common share purchase warrant. As a result of this transaction, Goldcorp’s interest in Terrane, on an as-converted basis, decreased to 77%, resulting in a dilution gain of $2.4 million which has been recognized in operations for the current year and an increase in non-controlling interests of $5.8 million.

(iii)	On July 23, 2007, Terrane closed a private placement of 5.6 million shares at a price of C$0.65 per share for gross proceeds of C$3.6 million. On June 21, 2007, Terrane closed a C$25 million public offering of 30.8 million common shares at a price of C$0.65 per share and 6.25 million flow-through shares at a price of C$0.80 per share. These transactions resulted in a decrease in Goldcorp’s ownership in Terrane during the year from 77% to 68%. This dilution of the Company’s interest has given rise to an increase in non-controlling interest of $20.1 million and a dilution gain of $8.9 million.

87 | 2007 GOLDCORP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in United States dollars, tabular amounts in millions, except where noted)
19. SHAREHOLDERS’ EQUITY
At December 31, 2007, the Company had unlimited authorized common shares and 708.4 million common shares outstanding (December 31, 2006 — 703.5 million). Refer to the Consolidated Statements of Shareholders’ Equity for movement in capital stock.
(a) Share Purchase Warrants
On March 21, 2006, the Company proposed the issuance of new common share purchase warrants (“New Warrants”) in exchange for the early exercise of the five existing series of warrants (“Existing Warrants”). On June 9, 2006, over 92% of Existing Warrant holders had exercised their warrants during the early exercise period giving rise to net proceeds of $454.9 million which were subsequently used to pay down credit facilities drawn down to fund the previously completed acquisition of certain assets of Placer Dome from Barrick (note 5(b)). Pursuant to this transaction, the remaining Existing Warrant holders had their warrants automatically exchanged, without any further action on the part of the warrant holder (including payment of any consideration), for (i) a fraction of a common share equivalent in value to the intrinsic (in-the-money) value of such Existing Warrant calculated with reference to the price of Goldcorp common shares for the five trading days immediately preceding the expiry of the early exercise period, and (ii) one half of the fraction of a New Warrant issued to holders of Existing Warrants who exercised during the early exercise period.
Each of the 8.4 million New Warrants issued by the Company entitles the holder to purchase at any time one common share of Goldcorp at an exercise price of C$45.75 until June 9, 2011. The New Warrants trade on the Toronto Stock Exchange (“TSX”) and New York Stock Exchange (“NYSE”).
All Existing Warrants were de-listed from the TSX and NYSE.
As a result of the Virginia acquisition (note 5(c)), there were 0.9 million Virginia warrants convertible into 0.3 million Goldcorp shares at an average exercise price of C$4.81. As at December 31, 2006, all Virginia warrants were either exercised or have expired.
(b) Stock Options
The Company has a 2005 Stock Option Plan which allows for up to 12.5 million stock options, with a maximum exercise period of ten years, to be granted to employees, officers and consultants. Of the 14.0 million stock options outstanding at December 31, 2007, 9.7 million relate to options granted under the 2005 Stock Option Plan.
The Company granted 3.9 million stock options during the year ended December 31, 2007 (2006 — 3.6 million), which vest over a period of two years, are exercisable at prices ranging from $23.06 to $23.68 (C$24.40 to C$25.71) per option, expire in 2017, and have a total fair value of $22.7 million. Stock options, when exercised, result in an increase in the number of common shares issued by the Company.
The fair value of the options granted is calculated on the date of grant using an option pricing model with the following weighted average valuation assumptions:

YEAR ENDED DECEMBER 31	2007	2006	2005

Expected life (years)	3	3.5	4
Expected volatility	30%	30%	30%
Expected dividend yield	<1%	<1%	<1%
Risk-free interest rate	4.4%	4.4%	3.0%

Options granted (millions)	3.9	3.6	5.1
Weighted average fair value per option	$5.77	$7.35	$3.99
The expected volatility assumptions are based on the historical and implied volatility of Goldcorp’s Canadian dollar share price. The risk-free rate assumptions are based on yield curves on Canadian government zero-coupon bonds with a remaining term equal to the option’s expected life The fair value of the options are expensed on a straight-line basis over the period in which they vest.
Compensation expense of $35.1 million has been recognized during the year ended December 31, 2007 (2006 — $21.4 million; 2005 —$13.9 million), of which $28.8 million relates to Goldcorp (2006 — $17.3 million, 2005 — $13.4 million), $2.5 million for Silver Wheaton (2006 — $1.7 million, 2005 — $0.5 million), and $3.8 million for Terrane (2006 — $2.4 million).

88 | 2007 GOLDCORP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in United States dollars, tabular amounts in millions, except where noted)
A summary of changes in outstanding stock options is as follows:

		WEIGHTED
		AVERAGE
	OPTIONS	EXERCISE
	OUTSTANDING	PRICE
	(000’S)	(C$/OPTION)

At January 1, 2005	6,144	$13.98
Issued in connection with the acquisition of Wheaton	4,917	9.52
Granted	5,095	19.31
Exercised	(2,545)	10.11
Cancelled	(34)	17.66

At December 31, 2005	13,577	15.08
Issued in connection with the acquisition of Glamis	4,668	12.90
Granted	3,560	31.12
Exercised	(6,502)	12.60
Cancelled	(104)	24.85

At December 31, 2006	15,199	$19.16
Granted	3,939	25.65
Exercised	(4,645)	15.17
Cancelled	(468)	24.44

At December 31, 2007	14,025	$22.12

The following table summarizes information about the options outstanding at December 31, 2007:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
		WEIGHTED	WEIGHTED	OPTIONS	WEIGHTED	WEIGHTED
		AVERAGE	AVERAGE	OUTSTANDING	AVERAGE	AVERAGE
	OPTIONS	EXERCISE	REMAINING	AND	EXERCISE	REMAINING
	OUTSTANDING	PRICE	CONTRACTUAL	EXERCISABLE	PRICE	CONTRACTUAL
EXERCISE PRICES (C$)	(000’S)	(C$/OPTION)	LIFE (YEARS)	(000’S)	(C$/OPTION)	LIFE (YEARS)

$2.05 – $4.98	207	$3.28	1.7	207	$3.28	1.7
$6.28 – $8.06	138	6.46	0.6	137	6.46	0.6
$10.18 – $13.38	2,428	12.37	1.9	2,428	12.37	1.9
$14.80 – $17.50	822	17.00	5.8	822	17.00	5.8
$18.50 – $21.01	3,201	19.24	7.2	2,390	19.24	7.1
$23.39 – $26.76	3,996	25.65	8.6	1,405	25.70	7.4
$28.84 – $31.93	2,838	30.74	8.4	893	30.75	8.4
$32.57 – $34.39	395	33.82	8.6	132	33.82	8.6

	14,025	$22.12	6.7	8,414	$18.96	5.4

(c) Restricted Share Units
The Company has a Restricted Share Unit Plan which allows for up to 500,000 restricted share units (“RSU’s”) to be granted to employees, directors and consultants.
A total of 346,500 RSU’s were issued to employees and non-executive directors of the Company during the year ended December 31, 2007 (2006 — 61,500). These instruments vest over a period of up to three years from the giant date.
The Company will record compensation expense totaling $10.3 million over the vesting periods. Compensation expense of $6.0 million has been recognized during the year (2006 — $1.3 million), which includes $0.2 million (2006 — $0.1 million) related to Silver Wheaton’s RSU plan.
(d) Employee Share Purchase Plan
In July 2007, the Company introduced an Employee Share Purchase Plan, which allows Goldcorp employees to purchase the Company’s shares through payroll deductions. Employees may contribute up to 6% of their eligible earnings and the Company will match 50% of the contribution. The Company recorded compensation expense of $1.1 million with respect to this plan in 2007.
89 | 2007 GOLDCORP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in United States dollars, tabular amounts in millions, except where noted)
19. SHAREHOLDERS’ EQUITY (cont’d)
(e) Diluted Earnings per Share
Diluted earnings per share is calculated based on the following weighted-average number of shares outstanding:

	2007	2006	2005

Basic weighted-average number of shares outstanding (000’s)
Effect of dilutive securities:	704,868	435,189	314,292
Stock options	3,614	6,016	3,249
Warrants	—	—	27,832
Restricted share units	238	59	21

Diluted weighted-average number of shares outstanding	708,720	441,264	345,394

The following lists the stock options and share purchase warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of C$29.19 for the year:

	2007	2006	2005

Stock options	2,958	515	108
Share purchase warrants	8,439	8,439	—

20. SUPPLEMENTAL CASH FLOW INFORMATION

	NOTE		2007	2006	2005

Change in non-cash operating working capital
Accounts receivable			$(71.0)	$21.1	$(23.7)
Income and mining taxes receivable			(1.6)	2.8	12.3
Inventories and stockpiled ore			(34.4)	6.2	(10.0)
Accounts payable and accrued liabilities			43.5	24.8	6.2
Income and mining taxes payable			(151.9)	(5.8)	37.6
Gold bullion			—	—	33.9
Other			1.4	7.5	(9.3)

			$(214.0)	$56.6;	$47.0

Acquisitions, net of cash acquired
Porcupine and Musselwhite	4	(a)	$(204.9)	$—	$—
Glamis	5	(a)	—	53.3	—
Placer Dome	5	(b)	—	(1,603.4)	—
Virginia	5	(c)	—	(4.0)	—
Terrane	18	(b)	—	4.9	—
Wheaton	5	(d)	—	—	132.4
Bermejal	4	(d)	—	—	(70.0)

			$(204.9)	$(1,549.2)	$62.4

Non-cash financing and investing activities
Disposition of interest in La Coipa as partial consideration for acquisition of full ownership interest in Porcupine and Musselwhite	4	(a)	$100.0	$—	$—
Donation of marketable securities			6.4	—	—
Shares issued on acquisition of Glamis	5	(a)	—	8,129.0	—
Shares issued in exchange for Glamis SAR’s	5	(a)	—	11.4	—
Stock options issued in exchange for those of Glamis	5	(a)	—	82.1	—
New Warrants issued on the early exercise of Existing Warrants	19	(a)	—	38.9	—
Shares and warrants issued on acquisition of Virginia	5	(c)	—	401.9	—
Silver Wheaton promissory note issued to Glencore	11	(c)	—	40.0	—
Shares and warrants issued on acquisition of Wheaton	5	(d)	—	—	1,887.4
Warrants issued in exchange for those of Wheaton	5	(d)	—	—	290.8
Stock options issued in exchange for those of Wheaton	5	(d)	—	—	30.8

Operating activities included the following cash payments
Income and mining taxes paid			$286.4	$225.5	$89.9
Interest paid			54.4	35.1	—

Cash and cash equivalents is comprised of:
Cash			$116.9	$149.4	$17.7
Short-term money market investments			393.9	376.9	544.5

			$510.8	$526.3	$562.2

90 | 2007 GOLDCORP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in United States dollars, tabular amounts in millions, except where noted)
21. JOINT VENTURE INTERESTS
The Company conducts a portion of its business through joint ventures under which the venturers are bound by contractual arrangements establishing joint control over the ventures. The Company records its proportionate share of assets, liabilities, revenue and operating costs of the joint ventures. As at December 31, 2006, the Company had interests in five joint venture projects (note 2(a)). On December 21, 2007, the Company sold its interest in the La Coipa joint venture and acquired a full ownership interest in the Porcupine and Musselwhite mines (note 4(a)), which reduced its interests in the number of joint ventures to two, Marigold and Alumbrera, as at December 31, 2007.
The following condensed statements of operations, cash flows and balance sheets detail Goldcorp’s share of its investments in joint ventures that have been proportionately consolidated:

	2007(1)(2)	2006((2)	2005

Proportionate Statements of Joint Venture Operations
Revenues	$866.3	$743.2	$299.2
Operating expenses	(474.3)	(271.8)	(100.3)
Depreciation and depletion	(128.6)	(108.8)	(59.0)
Exploration expense	(4.1)	(3.8)	—
Other income (expense)	9.0	—	(3.7)
Income taxes	(69.6)	(109.8)	(43.5)

Net income	$198.7	$249.0	$92.7

Proportionate Statements of Joint Venture Cash Flows
Operating activities	$193.6	$344.9	$133.4
Investing activities	(85.5)	(42.5)	(7.4)
Financing activities	(295.4)	(112.5)	(99.4)

(Decrease) increase in cash and cash equivalents during the year	$(187.3)	$189.9	$26.6

Proportionate Joint Venture Balance Sheets
Current assets	$205.1	$338.3
Mining interests	821.9	1,681.4
Other assets	50.7	60.8

	$1,077.7	$2,080.5

Current liabilities	$87.4	$446.8
Future income and mining taxes	211.5	402.1
Reclamation & closure cost obligation	29.6	67.6
Goldcorp’s investment carrying value	749.2	1,164.0

	$1077.7	$2,080.5

(1)	Includes the Company’s proportionate share of Porcupine and Musselwhite’s earnings from operations and cash flows to December 21, 2007.

(2)	Excludes La Coipa, which has been reclassified as discontinued operations (note 6).
91 | 2007 GOLDCORP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in United States dollars, tabular amounts in millions, except where noted)
22. SEGMENTED INFORMATION
The Company’s reportable operating segments are summarized in the table below.

			EARNINGS	EXPENDITURES
		DEPRECIATION	(LOSS) FROM	FOR MINING
	REVENUES	AND DEPLETION	OPERATIONS	INTERESTS	TOTAL ASSETS

			2007

Red Lake(1)	$503.4	$89.2	$213.1	$101.2	$1,617.4
Porcupine(1)	111.4	28.7	4.3	29.5	555.4
Mussel-white(1)	107.4	18.6	10.8	26.0	351.5
Éléonore(1)	—	—	—	42.6	749.6
Marigold(2)	68.8	9.0	1.2	10.5	232.6
Luismin	135.3	38.7	12.3	145.9	1,678.5
El Sauzal(2)	217.8	102.2	73.6	3.9	373.9
Peñasquito(2)	—	—	—	403.0	10,060.8
Alumbrera	598.3	76.6	238.7	12.8	835.9
Amapari (note 4(b))	18.3	0.4	2.8	1.1	—
Wharf	42.7	4.5	14.2	6.0	40.4
Marlin(2)	203.7	56.4	72.8	26.7	852.5
San Martin(2)	32.0	5.3	4.6	—	18.0
Peak (note 4(b))	18.9	0.1	7.7	9.2	—
Pueblo Viejo	—	—	—	34.8	133.7
Cerro Blanco	—	—	—	1.0	32.2
Silver Wheaton	175.4	29.4	84.8	—	776.8
Terrane	—	—	(7.4)	15.0	192.1
Other(4)	(26.6)	6.0	(121.2)	2.2	450.9

Total	$2,206.8	$465.1	$612.3	$871.4	$18,952.2

			2006

Red Lake(1)	$360.8	$47.3	$186.1	$100.3	$1,591.3
Porcupine(1)(5)	72.9	12.6	16.9	14.5	272.3
Musselwhite(1)(5)	62.6	11.6	3.7	6.8	229.0
Éléonore(1)	—	—	—	19.4	711.9
Marigold(2)	19.2	3.3	6.3	3.9	551.0
Luismin	159.6	50.6	37.8	227.3	1,635.5
E1 Sauzal(2)	45.1	25.7	14.3	0.6	1,100.4
Peñasquito(2)	—	—	—	16.6	7,870.9
Alumbrera	593.1	82.7	334.2	17.4	1,016.8
Amapari	51.7	15.4	(189.6)	13.1	128.5
Wharf	40.6	3.8	12.3	2.0	41.3
Marlin(2)	32.3	6.6	16.0	4.4	1,283.6
San Martin(2)	8.3	0.7	2.1	0.1	14.9
Peak	79.7	18.7	21.4	25.4	201.6
Pueblo Viejo	—	—	—	8.6	98.9
Silver Wheaton	158.5	24.1	75.7	—	740.5
Terrane	—	—	(3.1)	9.2	167.9
Other(4)	(35.0)	1.2	(87.4)	2.6	159.3

Total	$1,649.4	$304.3	$446.7	$472.2	$17,815.6

			2005

Red Lake	$362.0	$36.7	$242.9	$57.9	$297.8
Wharf	37.1	7.6	3.9	3.3	41.9
Luismin(3)	90.7	16.2	19.7	124.8	1,447.0
Alumbrera(3)	299.2	59.0	134.4	6.6	931.3
Amapari(3)	—	—	—	64.1	288.3
Silver Wheaton(3)	65.7	9.5	19.5	0.2	478.9
Peak(3)	58.8	8.6	17.0	20.2	146.3
Other(4)	(17.1)	(2.3)	(32.2)	0.4	434.5

Total	$896.4	$135.3	$405.2	$277.5	$4,066.0

(1)	Includes results of operations for the period subsequent to May 11, 2006, the date of acquisition of certain Placer Dome assets (note 5(b)).

(2)	Includes results of operations for the period from November 4, 2006, the date of acquisition, onward of Glamis (note 5(a)).

(3)	Includes results of operations for the period subsequent to February 14, 2005, the date of acquisition of Wheaton (note 5(d)).

(4)	Includes cost of sales from silver sales in Luismin and Corporate activities.

(5)	On December 21, 2007, the Company acquired the remaining 49% and 32% interest in Porcupine and Musselwhite, respectively
(note 4(a)), and, as a result, the figures above reflect Goldcorp’s 100% ownership subsequent to December 21, 2007.

(6)	In April 2007, the Company sold its Amapari and Peak mines to Peak Gold (note 4(b)).
92 | 2007 GOLDCORP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in United States dollars, tabular amounts in millions, except where noted)
23. COMMITMENTS AND CONTINGENCIES
(a) Commitments exist for capital expenditures of approximately $530.8 million, of which $420.6 million relates to Peñasquito. The Company rents premises and leases equipment under operating leases that expire over the next five years. The operating lease expense in 2007 was $2.4 million (2006 — $6.2 million; 2005 — $7.6 million). The following is a schedule of future minimum rental and lease payments required:

2008	$8.6
2009	5.6
2010	2.6
2011	1.3
2012	1.4

19.5
Thereafter	—

Total future minimum payments required	$19.5

(b) Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the opinion of management, these matters will not have a material effect on the Company’s consolidated financial position or results of operations.
24. RELATED PARTY TRANSACTIONS
During the year ended December 31, 2005, Goldcorp sold its holdings in three marketable securities to a company owned by Mr. Robert McEwen, the former non-Executive Chairman and CEO of Goldcorp. These were non-brokered transactions which were executed at market value based on the average of the TSX closing price for the ten trading days prior to the sale agreements, resulting in gains totaling approximately $4 million. During the year ended December 31, 2005, the Company also sold its share ownership in Lexam Explorations Inc. to a company owned by Mr. McEwen for proceeds of $0.3 million.
25. SUBSEQUENT EVENT
On January 31, 2008, Goldcorp announced that it had entered into an agreement with a syndicate of underwriters, pursuant to which the underwriters agreed to purchase from a wholly owned subsidiary of Goldcorp, on a bought deal basis, 108 million common shares of Silver Wheaton, at a price of $14.50 per common share, for aggregate gross proceeds to Goldcorp of C$1,566.0 million (the “Offering”). The Offering, which closed on February 14, 2008, represents the sale of all of Goldcorp’s remaining interest in Silver Wheaton. It is expected that a minimal gain for accounting purposes will be recorded on this transaction due to the recognition of the cost of delivering silver to Silver Wheaton under the Peñasquito and Luismin silver contracts.
The carrying amounts of Silver Wheaton’s major classes of assets and liabilities included in the Consolidated Balance Sheet at December 31, 2007 were as follows:

Current assets	$11.7
Silver interests	385.3
Other long-term assets	121.8

$518.8

Current liabilities	$34.8
Long-term debt	391.3

$426.1

93 | 2007 GOLDCORP INC.

NOTES

94 | 2007 GOLDCORP INC.

CORPORATE DIRECTORY
HEAD OFFICE
Park Place
Suite 3400 — 666 Burrard Street
Vancouver, BC V 6C 2X8 Canada
Telephone: (604) 696 3000
Fax: (604) 696 3001
Website: www.goldcorp.com
INVESTOR RELATIONS
Toll free: (800) 567 6223
Email: info@goldcorp.com
DIRECTORS
Ian Telfer
John Bell
Lawrence Bell
Beverley Briscoe
Peter Dey
Douglas Holtby
Kevin McArthur
Randy Reifel
Dan Rovig
Kenneth Williamson
STOCK EXCHANGE LISTING
Toronto Stock Exchange: G
New York Stock Exchange: GG
TRANSFER AGENT
CIBC Mellon Trust Company
Suite 1600 — 1066 West Hastings Street
Vancouver, BC V6E 3X1 Canada
Toll free in Canada and the US: (800) 387 0825
Outside of Canada and the US: (416) 643 5500
Email: inquiries@ cibcmellon.com
Website: www.cibcmellon.com
Regulatory Filings
The Company’s filings with the Ontario
Securities Commission can be accessed on
SEDAR at www.sedar.com. The Company’s
filings with the US Securities Exchange
Commission can be accessed on EDGAR at
www.edgar-online.com.
AUDITORS
Deloitte & Touche LLP
Vancouver, BC
ANNUAL AND SPECIAL MEETING
The Annual and Special Meeting of
Shareholders will be held on Tuesday,
May 20,2008 at 2:00pm (EST) in the Sovereign
Ballroom, Le Royal Meridien, King Edward,
37 King Street East, Toronto, Canada.

info@goldcorp.com www.goldcorp.com
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